UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022
OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM   TO**

Commission File Number 001-32157



Savara Inc.
(Exact name of Registrant as specified in its Charter)

Delaware	**84-1318182**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
6836 Bee Cave Road, Building 1, Suite 205	
Austin, TX	**78746**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (512) 614-1848

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	SVRA	The Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). YES ☒ NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐ NO ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant, based on the closing price of the shares of common stock on The Nasdaq Global Select Market on June 30, 2022, (the last business day of the registrant's most recently completed second fiscal quarter), was $159,286,465.

The number of shares of Registrant's Common Stock outstanding as of March 30, 2023 was 114,064,736.

Portions of the Registrant's Definitive Proxy Statement relating to the Annual Meeting of Shareholders, scheduled to be held on June 8, 2023, are incorporated by reference into Part III of this Report.

Table of Contents

Cautionary Statement Concerning Forward-Looking Statements

This Annual Report on Form 10-K, particularly in Item 1. Business, and Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, and the information incorporated herein by reference, include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on current expectations and beliefs and involve numerous risks and uncertainties that could cause actual results to differ materially from expectations. These forward-looking statements should not be relied upon as predictions of future events as we cannot assure you that the events or circumstances reflected in these statements will be achieved or will occur. When used in this report, the words "aim," "anticipate," "believe," "continue," "could," "estimate," "continue," "expect," "indicate," "intend," "may," "plan," "predict," "seek," "should," "target," "will," "would," and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements contain these identifying words. All statements, other than statements of historical fact, are statements that could be deemed forward-looking statements. For example, forward-looking statements include, but are not limited to, statements about:

- *our plans, strategies, and objectives for future operations, including the execution and timing of those plans;*

- *our future financial condition or performance, including the accuracy of our estimates regarding expenses, future revenues, capital requirements, and needs for additional funding;*

- *the process, prospects, and timing for regulatory approval of our product candidate or any product candidates that we may develop;*

- *the timing, progress and results of clinical trials for our product candidate;*

- *our beliefs regarding the therapeutic benefits and efficacy of our product candidate;*

- *our beliefs regarding the treatment of conditions related to the indications targeted by our product candidate;*

- *our use of clinical research organizations and other contractors;*

- *our ability to successfully commercialize our product candidates and prospects for market success;*

- *our product candidate, including our ability to obtain and maintain intellectual property protection, third party payor coverage, and reimbursement;*

- *the size and growth of the markets for our product candidate and our ability to serve those markets;*

- *our competitive position, and developments and projections relating to both our competitors and our industry;*

- *our ability to establish and/or maintain future collaborations or strategic relationships or obtain additional funding;*

- *the impact of laws and regulations and/or regulatory developments in the United States and other countries;*

- *the performance of our third-party suppliers and manufacturers; and*

- *our ability to attract and retain key personnel.*

Summary Risk Factors

The risk factors described below are a summary of the principal risk factors that may cause our actual results, performance, or achievements to differ materially from any future results, or performance or achievements expressed or implied in such forward-looking statements associated with an investment in us.

Risks Related to Our Capital Requirements and Financial Condition

- *We have incurred significant losses since inception and expect that we will continue to incur losses for the foreseeable future, which makes it difficult to assess our future viability.*

- *We may require additional financing to obtain regulatory approval for molgramostim and a failure to obtain this necessary capital could force us to delay, limit, reduce, or terminate our product development efforts or other operations.*

- *Our loan agreement contains covenants which may adversely impact our business; the failure to comply with such covenants could cause our outstanding debt to become immediately payable or accelerate principal payments.*

- *Any future acquisitions that we make could disrupt our business and harm our financial condition.*

- *We have in-process research and development costs ("IPR&D") and future impairment of IPR&D may have an adverse impact on our future financial condition and results of operations.*

- *Adverse developments affecting financial institutions, companies in the financial services industry, or the financial services industry generally, such as actual events or concerns involving liquidity, defaults, or non-performance, could adversely affect our operations and liquidity.*

Risks Related to Our Business Strategy and Operations

- *We are substantially dependent upon the clinical, regulatory, and commercial success of our product candidate, molgramostim.*

- *If we fail to attract and retain senior management and key scientific personnel and develop and maintain relationships with service providers, consultants and advisers, we may be unable to successfully develop and commercialize our product candidate.*

- *We do not have, and do not have plans to, establish commercial manufacturing facilities. We completely rely on third parties for the manufacture and supply of our clinical trial drug and delivery device supplies and, if approved, commercial product materials.*

- *The company intends to establish a redundant supply chain with second sources of drug substance and drug product manufacture. If the product manufactured at the second sources of manufacture is not demonstrated to be comparable with materials used in the clinical program, we will not be able to commercialize from these second sources.*

- *We rely significantly on third parties to conduct our nonclinical testing and clinical trials and other aspects of our molgramostim development program.*

- *Our molgramostim product candidate may cause undesirable side effects or adverse events or have other properties that could delay or prevent our clinical development, regulatory approval, or commercialization.*

- *We may not achieve our projected development goals in the time frames we have announced.*

- *We are substantially dependent upon our primary contract research organization ("CRO"), Parexel, for conducting our IMPALA-2 clinical trial.*

- *Our employees, independent contractors and consultants, principal investigators, CROs,* contract manufacturing organizations *("CMOs"), other vendors, and any future commercial partners may engage in misconduct or other improper activities.*

- *Our operations might be interrupted and financial results could be adversely impacted by the occurrence of a natural disaster, acts of war or terrorism, system malfunction, telecommunication and electrical failures or other catastrophic event, or public health crises, such as a pandemic (e.g. COVID-19).*

- *We currently have limited marketing capabilities and no sales organization.*

- *To establish a sales and marketing infrastructure and expand our manufacturing capabilities, we will need to increase the size of our organization, and we may experience difficulties in managing this growth.*

Risks Related to Information Technology and Data Privacy

- *Our business and operations would suffer in the event of third-party computer system failures, cyber-attacks on third-party systems, or deficiency in our cyber-security.*

- *The Company's remote working arrangements could significantly increase the Company's digital and cybersecurity risks.*

- *If we or our vendors fail to comply with data protection laws and regulations, we could be subject to government enforcement actions, private litigation, and/or adverse publicity.*

Risks Related to Drug Development and Commercialization

- *We depend on the successful completion of clinical trials of our molgramostim product candidate, and any positive results in prior clinical trials do not ensure that ongoing or future clinical trials will be successful.*

- *Molgramostim has received Orphan Drug Designation by the U.S. Food and Drug Administration ("FDA") and in Europe. While orphan designation provides certain benefits, there are also associated risks.*

- *Delays in commencement and completion of clinical trials are common and have many causes.*

- *Clinical trials are very expensive, difficult to design and implement, often take many years to complete, and the outcome is inherently uncertain.*

- *There is significant uncertainty regarding the regulatory approval process for any investigational new drug, substantial further testing and validation of our product candidate and related manufacturing processes may be required.*

- *Even if we receive regulatory approval for our product candidate, we may face regulatory difficulties that could materially and adversely affect our business, financial condition, and results of operations.*

- *If our product candidate receives regulatory approval but fails to achieve significant market acceptance among the medical community, patients, or third-party payers, the revenue we generate from its sales will be limited and our business may never achieve profitability.*

- *Even if we receive regulatory approval to market our product candidate in the United States, we may never receive approval or commercialize our product outside of the United States, which would limit our ability to realize our full commercial potential.*

- *We must comply with the U.S. Foreign Corrupt Practices Act and similar foreign anti-corruption laws.*

Risks Related to Our Intellectual Property

- *Our success will depend on obtaining and maintaining effective patent and other intellectual property protection for our product candidate and proprietary technology.*

- *Our success depends on our ability to prevent competitors from duplicating or developing and commercializing equivalent versions of our product candidate, but patent protection may be difficult to obtain and any issued claims may be limited.*

- *Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by governmental patent agencies.*

- *Third parties may claim that our product, if approved, infringe on their proprietary rights and may challenge the approved use or uses of a product or its patent rights through litigation or administrative proceedings.*

Risks Related to Our Industry

- *We expect competition in the marketplace for our molgramostim product candidate.*

- *We are subject to uncertainty relating to healthcare reform measures and reimbursement policies.*

- *We face potential product liability exposure and, if successful claims are brought against us, we may incur substantial liability for a product or product candidate and may have to limit its commercialization.*

Risks Related to our Common Stock

- *Our stock price is expected to continue to be volatile.*

- *If we fail to satisfy all applicable Nasdaq continued listing requirements, including the $1.00 minimum closing bid price requirement, our common stock may be delisted from Nasdaq.*

- *We will continue to incur costs and demands upon management as a result of complying with the laws and regulations affecting public companies.*

- *We do not expect to pay any cash dividends in the foreseeable future.*

- *We may be unable to use certain of our net operating losses and other tax assets.*

If any of these risks or uncertainties materialize or any of these assumptions proves incorrect, our results could differ materially from the forward-looking statements in this report. All forward-looking statements in this report are current only as of the date of this report. We do not undertake any obligation to publicly update any forward-looking statement to reflect events or circumstances after the date on which any statement is made or to reflect the occurrence of unanticipated events. Unless context requires otherwise, all references in this report to "Savara," "our company," "we," "us," "our," or similar words refer to Savara Inc. together with its consolidated subsidiaries.

PART I

Item 1. Business.

Business Overview

Savara Inc. (together with its subsidiaries "Savara," the "Company," "we," "our" or "us") is a clinical stage biopharmaceutical company focused on rare respiratory diseases. Our lead program, molgramostim nebulizer solution ("molgramostim"), is an inhaled biologic, specifically an inhaled granulocyte-macrophage colony-stimulating factor (GM-CSF) in Phase 3 development for autoimmune pulmonary alveolar proteinosis ("aPAP"). Molgramostim is delivered via an investigational eFlow® Nebulizer System (PARI Pharma GmbH). Our management team has significant experience in orphan drug development and pulmonary medicine, identifying unmet needs, and effectively advancing product candidates to approval and commercialization.

Corporate Strategy

Our goal is to become a leader in rare respiratory therapeutics through the development and commercialization of novel, best-in-class medicines that address unmet medical needs in this field. Key elements of our strategy include:

- **Continued advancement of the molgramostim aPAP program and the Phase 3 IMPALA-2 clinical trial.** The IMPALA-2 trial design has been endorsed by regulatory authorities in the US (FDA), Europe (EMA), UK (MHRA), and Japan (PMDA), and regulatory and ethics committees in various countries and sites where the trial is being conducted. The dosing of the first patient was initiated on June 30, 2021, and we have continued to activate clinical trial sites and enroll patients in the trial.

- **Ensuring all aspects of our manufacturing are validated and can produce product at commercial scale.** In additional to our primary drug substance manufacturer, GEMA Biotech S.A. ("GEMA"), in July 2022, we executed a master services agreement with an additional third-party biomanufacturing company, an integrated contract research and contract development company focused on cell- and gene-based therapies and large molecule biologics that provides a broad array of biologic manufacturing, analytical, and R&D services to pharmaceutical and biotech companies, to serve as a potential second source manufacturer of molgramostim drug substances to attain uninterrupted drug substance supply and mitigate approvability risk.

- **Outsourcing capital-intensive operations.** We will continue to pursue the development and manufacturing of our product candidate by outsourcing most clinical development work and manufacturing operations. We believe our business model enables the effective and capital-efficient development of our pipeline through the use of high-quality specialist vendors and consultants.

Molgramostim – aPAP

Our lead product candidate is an inhaled biologic. Molgramostim is an inhaled formulation of recombinant human GM-CSF and is being developed for the treatment of aPAP. Pulmonary alveolar proteinosis ("PAP") is a rare lung disease characterized by the accumulation of surfactant in the alveoli (or air sacs) of the lungs. There are different types of PAP, of which aPAP is the most common.

In May 2019, the FDA granted Fast Track Designation to molgramostim for the treatment of aPAP. Fast Track Designation facilitates the development and expedites the review of new drugs or biologics intended to treat serious or life-threatening conditions that demonstrate the potential to address unmet medical needs. In December 2019, although the data from the IMPALA Phase 2/3 study, previously conducted by us and further described herein, did not meet the regulatory requirement for approval, the FDA granted a Breakthrough Therapy Designation ("BTD") for molgramostim in aPAP based on data from the 24-week double-blind treatment period from our IMPALA trial. Additionally, molgramostim was granted Orphan Drug Designation for the treatment of aPAP in the United States and the European Union ("EU"), which allows for seven and ten years of exclusivity from approval, respectively. Savara has exclusive access to the PARI eFlow® Nebulizer System for this indication along with a proprietary cell bank for molgramostim, a non-glycosylated inhaled form of GM-CSF. Additionally, In the United Kingdom (UK) molgramostim nebulizer solution for the treatment of aPAP was granted Innovation Passport (June 2022) and Promising Innovative Medicine (August 2022) designations by the UK MHRA. These designations provide the opportunity for enhanced dialogue and input from the MHRA and the Health Technology Assessment bodies in England, Scotland, and Wales.

In 2019, we announced that IMPALA, the Phase 2/3 clinical trial of molgramostim for the treatment of aPAP, did not meet its primary endpoint of alveolar-arterial oxygen gradient, or (A-a)DO$_2$, improvement compared to placebo. The totality of data from the IMPALA trial gives us confidence that molgramostim has the potential to address a significant unmet need in this rare disease. These data include:

- multiple key secondary and exploratory endpoints that either achieved nominal statistical significance or trended in favor of the active drug arms;

- results from the open-label period of the trial that demonstrated a sustained treatment effect, or continued improvement, after longer term exposure to molgramostim; additionally, patients who had been on placebo during the double-blind period of the trial and switched to treatment with molgramostim during the open-label period, showed improvements that eventually were generally similar to those seen in patients who received molgramostim during the double-blind period; and

- molgramostim being generally well tolerated.

In October 2020, results from the IMPALA trial were published in the *New England Journal of Medicine.* We consider molgramostim to have a favorable risk-benefit profile and remain confident in the future of the program, including the current Phase 3 IMPALA-2 trial.

As of December 31, 2022, our Phase 3 IMPALA-2 trial, which builds on key learnings from the IMPALA trial remains on track. During 2021 and 2022, we activated many clinical trial sites and announced the dosing of our first patient occurred on June 30, 2021. Since that time, we have continued to enroll additional patients.

We also received acceptance from the Pediatric Committee of the EMA for a proposed revised pediatric investigation plan ("PIP") for molgramostim.

Detailed Program Description

Molgramostim

Background on aPAP

Autoimmune PAP, known as aPAP, is a specific disease belonging to a family of distinct rare lung diseases collectively referred to as PAP. aPAP represents about 90% of all patients with PAP and the estimated prevalence of PAP is six to seven cases per million people in the United States, with similar or higher prevalence reported elsewhere in the world. For example, Japan, a country that undertakes a more centralized approach to diagnosing and treating PAP, has seen a consistent increase in patients being diagnosed with the disease. It is now estimated the prevalence in Japan could be three to four times the original estimate of seven cases per million.

aPAP is characterized by the accumulation of surfactant in the alveoli, or air sacs, of the lungs. The surfactant consists of proteins and lipids and is an important physiological substance that lines the inside of the alveoli to prevent the lungs from collapsing. The lungs continuously produce new active surfactant. In a healthy lung, the surfactant is cleared by immune cells called alveolar macrophages. However, in lungs of patients with aPAP, the macrophages fail to clear the surfactant from the alveoli, leading to gradual accumulation of surfactant in the alveoli. The root cause of aPAP is an autoimmune response against GM-CSF, a naturally occurring protein in the body. Pulmonary macrophages need to be stimulated by GM-CSF to function properly, but in aPAP, GM-CSF is neutralized by antibodies against GM-CSF, rendering the macrophages unable to perform their tasks, including the clearance of surfactant from the alveoli.

aPAP most commonly affects men in early middle age, but both sexes and people of any age can be affected. As a result of the accumulation of surfactant, gas exchange in the lungs is obstructed, and patients start to experience shortness of breath, fatigue, and decreased exercise tolerance. Typically, shortness of breath is first observed upon exertion, but as the disease progresses, shortness of breath can be experienced even when a person is at rest. Patients may experience cough, sputum production, and episodes of fever, especially if secondary lung infection develops. In the long-term, the disease can lead to serious complications, including pulmonary fibrosis, and often potentially leading to the need for lung transplantation.

Current treatment options for aPAP

There is no approved medicine for the treatment of aPAP. The current standard-of-care for aPAP is a non-standardized procedure called Whole Lung Lavage ("WLL"), which entails washing out the lungs with saline, most commonly, one lung at a time, to physically remove excess surfactant from the lungs. The invasive and inconvenient procedure is performed under general anesthesia and involves:

- insertion of a double-lumen endobronchial tube for lung separation;

- repeated filling of the treated lung with up to 15-50 liters of saline;

- percussion of the lung to emulsify the surfactant sediment; and

- draining the saline by gravity until the lavage fluid that is removed from the lung becomes clear.

Potential complications from WLL include rib fracture, hypoxia, pneumothorax (collapsed lung), hydrothorax (fluid in pleural cavity), superimposed infection, and Acute Respiratory Distress Syndrome ("ARDS").

WLLs are performed by highly experienced physicians at specialist sites and necessitate hospitalization. In most patients, WLL may only provide temporary symptomatic relief. Once the lungs refill with surfactant, the WLL procedure needs to be repeated.

As there are no approved pharmaceutical treatments available for aPAP, there is an unmet need for a convenient and efficacious medicinal treatment. We believe that inhalation of molgramostim activates macrophages in the lung alveoli, thus potentially restoring the surfactant-clearing activity of the alveolar macrophages and considerably improving oxygenation and exercise tolerance. Sargramostim (Leukine®), an injectable form of GM-CSF, is approved in the United States for intravenous ("IV") and subcutaneous administration ("SC") treatment of neutropenia caused by cancer chemotherapy and other related indications. Currently, there are no approved inhalation formulations of GM-CSF. GM-CSF products administered systemically (e.g., by injection), including molgramostim, are unlikely to benefit patients with aPAP because aPAP patients have circulating antibodies against GM-CSF. These antibodies would likely neutralize systemically administered GM-CSF before reaching the alveolar space in the lung.

The potential benefits of inhaled GM-CSF in aPAP, together with the availability of sargramostim (Leukine®) for off-label compounding, have prompted independent clinicians and academic researchers in the United States, Europe, and Japan to study the safety and efficacy of inhaled GM-CSF in aPAP patients. In addition to our Phase 2/3 IMPALA trial of molgramostim, the largest completed placebo-controlled trial in this patient population (n=138), several investigator-sponsored, open-label clinical trials and case studies of inhaled GM-CSF treatment have been published, with promising results on the efficacy and safety of the treatment. In total, treatment of nearly 150 aPAP patients with inhaled GM-CSF has been reported in open-label trials or retrospective cohorts, as well as several individual case reports. In PAGE, a randomized, double-blind, placebo-controlled, 25-week clinical trial of inhaled sargramostim (Leukine®) in 64 patients with mild-to-moderate disease, a significant effect was observed in the primary endpoint, which was change from baseline in $(A-a)DO_2$. Secondary endpoints, including changes from baseline in diffusing capacity for carbon monoxide ("DLCO"), six-minute walk distance ("6MWD"), and aPAP serum biomarkers, showed directional, but in most cases not statistically significant, treatment effects over placebo. Overall, for the first time, the PAGE trial showed in a placebo-controlled setting, proof-of-concept for GM-CSF inhalation therapy in aPAP. Results from these investigator-sponsored clinical trials and case studies indicate that GM-CSF may have a positive impact on oxygenation and clinical symptoms in aPAP patients. For details on the results of the IMPALA trial, please see the *Clinical Development of Molgramostim – aPAP: Phase 2/3 IMPALA Trial* section included in this report.

According to our review of published literature, few safety issues related with GM-CSF inhalation in patients with aPAP have been reported. However, there is still limited information available on the long-term safety of inhaled GM-CSF.

Product Description

Molgramostim is a non-glycosylated form of recombinant human GM-CSF that we are developing as an inhaled formulation for the treatment of aPAP. GM-CSF is an endogenous growth factor that stimulates the proliferation and differentiation of hematopoietic cells (blood immune cells), mainly granulocytic and monocytic cells, which defend against bacteria and viruses, and clear cellular debris and waste substances from the body. Molgramostim is produced in a strain of *Escherichia coli* bearing a genetically engineered plasmid containing a human GM-CSF gene.

Our product is a drug-device combination consisting of molgramostim nebulizer solution (drug component) and a vibrating mesh nebulizer (device component). Molgramostim nebulizer solution is vialed as a sterile formulation containing 300 μg of molgramostim in 1.2 mL solution. Molgramostim nebulizer solution is administered once daily by inhalation via a high efficiency nebulizer, the eFlow® Nebulizer System (PARI Pharma GmbH). The eFlow® Nebulizer System is a reusable electronic inhalation system that has been optimized for administration of molgramostim nebulizer solution. The eFlow® consists of a controller unit (AC or battery powered), a nebulizer handset, and a connection cord. The controller unit's lifespan is multiple years and the handset is replaced monthly with a new unit.

Molgramostim was granted Orphan Drug Designation by the FDA in October 2012 and by the EMA in July 2013 for the treatment of aPAP. It was also granted Fast Track Designation and Breakthrough Therapy Designation by the FDA in May 2019 and December 2019, respectively. Further it was granted Innovation Passport (June 2022) and Promising Innovative

Medicine (August 2022) designations in the UK. Since 2014, molgramostim has been available in several European countries for the treatment of aPAP for named patients following unsolicited physician requests.

We anticipate that molgramostim will be used as a long-term treatment in patients with aPAP. Treatment with molgramostim is expected to reduce or eliminate the need for WLL in patients with aPAP. In the IMPALA trial, a reduced number of WLL procedures in the active treatment arms was seen compared to the placebo treatment arm, but the difference was not statistically significant.

Molgramostim Key Advantages

Based on data from the completed Phase 2/3 IMPALA trial and building upon the published investigator-sponsored treatment experience with inhaled GM-CSF, we believe molgramostim has the potential to become the treatment of choice for aPAP. The following characteristics of molgramostim may contribute to the clinical profile of the investigational product candidate, as well as facilitate potential regulatory approval and successful commercialization.

Specifically, molgramostim offers:

- a strong product foundation that applies both a previously approved active drug substance class and drug delivery technology;
- GM-CSF delivered directly to the lungs, the primary site of macrophage function deficiency in aPAP, which could result in clinical efficacy with limited systemic adverse effects;
- a high-efficiency nebulizer that provides a fast and convenient method of administration; this is highly desirable for long-term treatment in a chronic disease, such as aPAP;
- A low patient impact therapy that can be carried out in the home in 3 to 5 minutes each day using the portable eFlow nebulizer.
- eligibility for strong market protection via orphan drug status, potential eligibility for biologic exclusivity that provides twelve years of total market protection in the United States, and Fast Track and Breakthrough Therapy Designations;
- a proprietary cell bank used in the production of the drug substance; and
- an exclusive agreement for the specific device that is tailored for administration of molgramostim nebulizer solution.

Clinical Development of Molgramostim – aPAP

Phase 3 IMPALA-2 Trial


Period 1: Double-blind
Period 2: Open-label
6-Week Screening
DLCO measured at 6 and 3 weeks to baseline to assure stability (change in % predicted of <15% points)
n=80
molgramostim 300 µg daily dosing
n=80
Placebo
molgramostim 300 µg daily dosing
W 96
BL
W 24
W 48
= Primary efficacy analyses
= Durability of efficacy / safety

IMPALA-2 is a Phase 3, 48-week, randomized, double-blind, placebo-controlled clinical trial designed to compare the efficacy and safety of molgramostim 300 µg administered once daily by inhalation with matching placebo in patients with aPAP. The primary endpoint is the change from baseline in percent predicted DLCO, a gas exchange measure. Three secondary endpoints will evaluate clinical measures of direct patient benefit: St. George's Respiratory Questionnaire ("SGRQ") Total Score, SGRQ Activity Component Score, and exercise capacity using a treadmill test. Other efficacy endpoints will include (A-a)DO_2 (another gas exchange measure), supplemental oxygen use, WLL frequency, patient and clinician global impression of disease severity and disease change, chest computed tomography ("CT") scan to assess lung opacity, and blood biomarkers. IMPALA-2 is expected to enroll a total of approximately160 patients who will be randomized to receive treatment for 48 weeks in one of two arms: molgramostim 300 µg administered once daily or inhaled placebo administered once daily. The primary time point for efficacy assessment will be at week 24, however, efficacy will be assessed through week 48 to show durability of effect. Safety will be assessed through week 48. Following the 48-week double-blind treatment period, patients will roll over to a 48-week open-label period and will receive molgramostim 300 µg administered once daily.

In January 2021, we engaged Parexel International Limited ("Parexel"), a global contract research organization ("CRO") to support our IMPALA-2 clinical trial operational activities. The IMPALA-2 trial design has been endorsed by regulatory authorities in the USA (FDA), Europe (EMA), UK (MHRA), and Japan (PMDA), and also by regulatory bodies and ethics committees in individual countries in North America, Europe, Asia, and Australia where the trial is being conducted. We announced the first patient had been dosed on June 30, 2021, and since then we have continued to activate sites and enroll patients. The trial conduct is on track and projected top line data are expected by end of 2Q 2024. While we are working to complete the IMPALA-2 trial as quickly and as safely as possible, the impact of the COVID-19 pandemic and emerging variants, as well as supply chain issues and geopolitical unrest in certain geographies, continues to evolve and may adversely impact trial timelines in the future.

Phase 2/3 IMPALA Trial


IMPALA
Period 1: Double-blind
Period 2- Open-label
n=46
Molgradex 300 µg daily dosing
n=45
Screening
Molgradex 300 µg intermittent dosing
n=47
Placebo
W48
BL
W8
W16
W24

IMPALA was a Phase 2/3 randomized, double-blind, placebo-controlled trial designed to evaluate the efficacy and safety of molgramostim in patients with aPAP. Conducted in 18 countries including the United States, Japan, and various European countries, it was the largest controlled clinical trial of molgramostim for the treatment of aPAP. Patients were randomized to receive treatment for up to 24 weeks in one of three treatment arms: 1) molgramostim 300 µg administered once daily ("continuous dosing arm"), 2) molgramostim 300 µg and matching placebo administered daily every other week ("intermittent dosing arm"), or 3) inhaled placebo administered once daily. At the end of the 24-week double-blind period, all patients received molgramostim 300 ug administered daily in every other week intermittent cycles in a 24-week open-label follow up period. The primary endpoint of the trial was (A-a)DO_2, gas exchange measure. In addition, three key secondary endpoints – SGRQ, 6MWD, and time to/requirement for WLL – along with multiple other exploratory endpoints were assessed to determine improvement in the disease pathology, pathophysiology, clinical symptoms, and function.

The pathogenesis of aPAP is well known and GM-CSF's effect on the disease, as evaluated by (A-a)DO_2, dyspnea, 6MWD, pulmonary function tests, CT scores, and biomarkers, is well documented through published clinical trials. While IMPALA did not meet its primary endpoint, when looking at the totality of evidence, we believe that data from the IMPALA trial demonstrated reversal of lung pathology and pathophysiology, improvement in clinical outcomes, and reduction of the need for rescue treatment, with a clear dose-frequency dependency in favor of the continuous dosing arm. Such results are detailed below:

- Lung Pathology – Reversal of disease pathology and reduction of surfactant accumulation was demonstrated in the Full Analysis Set ("FAS") population for (A-a)DO_2 with improvement in CT scans as measured by Ground Glass Opacity scores. Results from IMPALA also demonstrated positive biomarker data, with improvements seen in most of the key biomarkers known to be associated with the severity of aPAP.
- Lung Pathophysiology – In the FAS population, an average (A-a)DO_2 improvement of 12.1 mmHg was observed in the continuous dosing arm, compared to an average (A-a)DO_2 improvement of 8.8 mmHg in the placebo arm. With an estimated 4.6 mmHg treatment difference, the trial did not meet its primary endpoint. Notably, one-third of patients in IMPALA were prescribed supplemental oxygen, continuously or as necessary, during the trial. The trial protocol recommended that supplemental oxygen not be used immediately before or during arterial blood sampling to minimize influence on (A-a)DO_2 values. The protocol did allow patients to remain on supplemental oxygen during blood sampling if they could not tolerate discontinuation due to the severity of their respiratory condition. This was conditionally allowed only if they received the same oxygen flow rate used at baseline at all subsequent visits (n=4 patients, two in the placebo arm and one in each of the active arms). In these four patients, (A-a)DO_2 values distributed quite differently compared to the remaining trial population – ranging from highly negative to highly positive. In a revised analysis that excluded these four patients, a statistically significant average (A-a)DO_2 improvement was observed in the continuous dosing arm compared with the placebo arm.

Impaired gas transfer and oxygenation are key pathophysiologic features of aPAP and are associated with symptoms of shortness of breath and limitations in exercise capacity. In addition to (A-a)DO$_2$, DLCO was assessed as a secondary endpoint to evaluate the efficacy of molgramostim on gas transfer. Patients in the continuous dosing arm showed a mean improvement of 11.6% predicted in DLCO, whereas the intermittent dosing and placebo arms showed a 7.7% predicted and 3.9% predicted improvement, respectively. The estimated treatment difference of 7.9% predicted (p=0.007) between the continuous dosing arm and placebo was statistically significant, and in keeping with the (A-a)DO$_2$ improvement, and suggests improved gas exchange in the lungs.

- Clinical Outcomes – An average improvement of 12.3 points in the SGRQ, a patient-reported outcomes/health status measure and a key secondary endpoint, was observed in the continuous dosing arm compared to an average improvement of 4.7 points in the placebo arm. The estimated treatment difference was 7.6 points, which was statistically significant (p < 0.05). The 6MWD, another key secondary endpoint, was numerically in favor of the continuous dosing arm, but the difference to placebo was not statistically significant. Patients in the continuous dosing arm showed a mean improvement of 39.6 meters in the 6MWD, while the intermittent and placebo arms showed improvements of 11.3 meters and 6.0 meters, respectively. The third key secondary endpoint was the requirement for WLL. Four patients in each of the active arms and six patients in the placebo arm underwent at least one WLL procedure during the treatment period. Given that some patients received more than one WLL, the total number of WLLs observed in the continuous dosing arm was nine, with seven observed in the intermittent dosing arm and 17 in the placebo arm.

- Consistency of Endpoints – A range of primary and secondary endpoints were selected to determine the potential treatment effect of molgramostim on aPAP. Patients in the continuous dosing arm demonstrated consistent improvements across all the key endpoints compared to placebo, with the majority of the measures achieving statistical significance. A dose-frequency dependency was observed, with continuous daily administration of molgramostim generally resulting in higher efficacy than intermittent dosing.

- Safety and Tolerability – The percentage of patients with adverse events were similar in the treatment arms, except for the percentage of patients with chest pain, which was higher in the continuous dosing arm compared to placebo.

Results from the open-label period of the IMPALA trial, announced in March 2020, demonstrated a sustained treatment effect, or continued improvement, after longer term exposure to molgramostim. A summary of the results is provided below.

- <u>Patients who had been in the continuous dosing group during the double-blind period:</u>

  (A-a)DO$_2$ improvement from baseline continued in these patients during the open-label period of the trial, with progressively larger improvements at weeks 48 and 72. Likewise, progressively larger improvements from baseline were observed in DLCO and SGRQ at weeks 48 and 72.

- <u>Patients who had been in the placebo group during the double-blind period:</u>

  Placebo patients that transitioned to active drug showed similar average improvements in (A-a)DO$_2$, DLCO, and SGRQ in the open-label period as compared to the continuous dosing group during the double-blind period, reaching similar levels of improvement to the continuous dosing group by week 72.

Similar trends were seen in the 6MWD at weeks 48 and 72, but the data were less conclusive.

During the double-blind period of the trial, 33 WLL procedures were required, with nine in the continuous group compared to 17 in the placebo group and 7 were observed in the intermittent dosing arm. By contrast, during the 48-week open-label period of the trial, during which time all patients received active drug, five WLL procedures were conducted.

Manufacturing and Supply

We do not own or operate manufacturing facilities to produce clinical or commercial quantities of our molgramostim product candidate. We have fee-for-service contracts with a drug substance manufacturer and drug product manufacturer that covers all steps of the manufacturing process of molgramostim. We expect to continue with this outsourcing model for the foreseeable future, and in July 2002, we engaged a second source manufacturer to reduce production risks and ensure drug substance supply. All of our manufacturing and supply vendors are certified by National Competent Authorities to operate under Good Manufacturing Practices ("cGMP"), a regulatory standard for the manufacture of pharmaceuticals; however, such manufacturing and supply vendors have not yet received an FDA inspection.

Molgramostim drug substance is currently manufactured by GEMA. All clinical and nonclinical trials to-date have used material sourced from GEMA and validation activities are ongoing to prepare for commercial manufacturing. Additionally, we have engaged an additional third-party as a second source for the manufacturing of molgramostim.

Patheon UK Limited in Ferentino, Italy ("Patheon"), a division of Thermo Fisher Scientific Inc., was selected as the commercial drug product manufacturer and also produces drug product for clinical supply. Technology transfer and process validation activities with Patheon were completed but will be re-executed in 2023 as Patheon moves the manufacturing of molgramostim drug product to a new filling line in the same facility.

Additionally, on December 21, 2022, we selected and engaged a third-party manufacturing services company as a second source to Patheon for the manufacturer of molgramostim. This third-party will provide a GMP Fill-Finish PPQ Campaign of the molgramostim drug product.

Molgramostim is administered to the lungs using the eFlow® Nebulizer System, manufactured by PARI Pharma GmbH in Stamberg, Germany ("PARI"). The eFlow® Nebulizer System has been Conformité Européenne ("CE") certified (CE 0123) according to the Medical Devices Directive 93/42/EEC (as amended by Directive 2007/47/EC) as a class IIa device. The device has a 510(k) approval in the United States as a general device. We have an exclusive license and a long-term supply agreement with PARI, as further discussed below, covering the eFlow® Nebulizer System for the administration of recombinant human GM-CSF.

Commercialization

Savara owns exclusive rights to molgramostim in the United States and all other major markets. We continue to pursue clinical and regulatory approvals for molgramostim. In doing so, we may engage with strategic partners to collaborate on implementing optimal sales and promotion activities. Our commercialization strategy will target key prescribing physicians and centers, as well as provide patients with support programs to ensure product access. Pending EMA approval, we expect to commercialize molgramostim in the EU and may engage with strategic partners to optimize sales and promotion activities in other EU territories.

Key License and Other Agreements

Parexel

We entered into an MSA with Parexel on March 5, 2021, pursuant to which Parexel provides contract research services related to our clinical trials. The MSA has an initial term of five years. We may terminate the MSA and/or any work order without cause on 60 days' prior written notice to Parexel. Either party may terminate the MSA or any work order, and Parexel may suspend the performance of services for a material uncured breach by the other party. In addition, either party may immediately terminate the Agreement and/or any individual work order on prior written notice if (a) continuation of the services would pose an undue risk to the health and/or wellbeing of a study participant, (b) any certificate, authorization, approval or exemption from a regulatory authority required for the conduct of the services is revoked, suspended, or expires without renewal, (c) in the reasonable opinion of such party, the continuation of the services would be in violation of applicable law, or (d) the other party becomes insolvent. Concurrent with entering the MSA, we executed a work order with Parexel, under which Parexel will provide services related to the IMPALA-2 trial. As of December 31, 2022, under that work order, we expect to pay Parexel service fees and pass-through expenses estimated to be approximately between $17 million and $20 million over the remainder of the IMPALA-2 clinical trial assuming no additional change orders or material changes to the MSA and statements of works.

PARI Pharma GmbH

We have a license and collaboration agreement related to molgramostim with PARI Pharma GmbH (the "PARI License Agreement"). Under the PARI License Agreement, we have a worldwide, exclusive license to commercialize PARI's eFlow Nebulizer System for the pulmonary delivery of any liquid formulation containing human GM-CSF ("hGM-CSF") as the sole active pharmaceutical ingredient for nebulization for aPAP. Additionally, we have the option to change the device, subject to certain conditions, to PARI's eFlow Technology Nebulizer Closed System ("CS") and, until marketing approval, the option to negotiate an extension to the license to cover commercialization of the drug for pulmonary delivery via the PARI eFlow Inline device for the treatment of certain other indications. Following an amendment in 2018 (the "PARI Amendment"), we have the option to add other pulmonary infections to the included indications in the future.

Under the terms of the PARI License Agreement, Savara is not permitted to work with third parties to develop any inhalation device or nebulizer for the pulmonary delivery of a pharmaceutical product containing GM-CSF as the sole active ingredient. This restriction extends until (i) in the European Economic Area, marketing approval of the product in Europe or the United States, whichever is later, or (ii) in the rest of the world, the term of the PARI License Agreement.

In consideration of rights granted by PARI, our predecessor paid a one-time upfront fee and we pay an hourly rate for work performed by PARI. Additionally, we are obligated to make future milestone payments to PARI based upon (i) the successful completion of certain clinical trials, (ii) submissions for regulatory approval in the United States, the EU or Japan, and (iii) the first marketing approval for the product in the United States, EU or Japan. The PARI Amendment expanded the development milestones in the agreement to include any additional pulmonary indications for which we use the device.

If we successfully commercialize any product candidate subject to the PARI License Agreement in a country, we are responsible for royalty payments equal to a percentage of net sales. We are obligated to make such royalty payments until the later of (i) the expiration of the last valid claim in an issued patent covering a portion of the PARI device in the applicable country or (ii) 15 years after the first commercial sale of molgramostim with the PARI device in that country (the "PARI Royalty Period"). If there is no such valid patent claim covering the applicable PARI device, the royalty owed to PARI will be decreased by a specified percentage.

The license term extends on a country-by-country basis until the end of the PARI Royalty Period or until mutually agreed by the parties.

We also have a commercial supply agreement with PARI (the "PARI Supply Agreement") related to the supply of the PARI eFlow Nebulizer and related accessories for commercial use with our products after marketing approval is obtained. Pursuant to the PARI Supply Agreement, we are obligated to purchase from PARI (i) within the European Economic Area, (a) during the first five years from marketing approval, all of our requirements for the device and related accessories and (b) thereafter 80% and (ii) in the rest of the world, all of our requirements during the PARI Royalty Period. Pricing is on a per unit basis, with a reduction in price once certain purchasing volumes are met.

GEMA Biotech S.A.

In April 2019, we entered into a Manufacture and Supply Agreement with GEMA, which was amended on December 7, 2022 (the "GEMA Agreement"), pursuant to which GEMA will supply the active pharmaceutical ingredient ("API") for molgramostim exclusively to us for commercial sale and continue to supply the API to us for clinical trials and research and development activities. Additionally, GEMA transferred and assigned to us all rights, titles, and interest in and to the master cell bank and working cell bank necessary to produce the API.

Pursuant to the terms of the GEMA Agreement, GEMA agreed to undertake the actions required to comply with the requirements of the FDA and other similar regulatory authorities and obtain the approvals necessary to manufacture and supply the API to us for commercial sale.

In addition to an agreed upon price of the API, we paid GEMA a milestone payment upon the effective date of the agreement and are required to make milestone payments upon (i) completion of certain developmental activities, (ii) successful completion of an audit by the FDA, and (iii) marketing approval of a product containing the API. If we successfully commercialize a product containing the API in a country, we must pay GEMA a single digit percentage royalty on annual net sales. We are obligated to make such royalty payments until the earlier of (i) 10 years after the first receipt of marketing approval for the product in that country or (ii) the date a biosimilar of such product is first sold in that country.

The term of the GEMA Agreement, continues until the twentieth anniversary of the date of receipt of marketing approval for a product containing the API in any country and may be extended for additional twelve-month terms by the agreement of both parties. We may terminate the GEMA Agreement immediately if (i) products containing the API will not be sold or will be withdrawn from the market, (ii) the FDA or other regulatory authority withdraws marketing approval for or fails to approve products incorporating the API, (iii) three or more batches of API supplied in any six month period fail to conform to specifications, (iv) GEMA receives notice of deficiencies in its manufacturing and fails to adequately respond, or (v) GEMA fails to achieve compliance with the requirements of the FDA and other regulatory authorities necessary to manufacture and supply the API to us for commercial sale.

Patheon UK Limited

We have entered into an agreement and related work orders with Patheon under which Patheon manufactures our molgramostim product candidate for clinical trials. We may terminate the agreement at any time for any business reason.

In June 2019, we entered into a Master Manufacturing Services Agreement (the "Master Manufacturing Agreement") with Patheon and expect in the future to enter into one or more related Product Agreements (each a "Product Agreement) pursuant to the Master Manufacturing Agreement to govern the terms and conditions of Patheon's manufacture of commercial supplies of molgramostim.

The Master Manufacturing Agreement has an initial term ending December 31, 2024, and will automatically renew after the initial term for successive terms of two years each if there is a Product Agreement in effect, unless a party has given notice of termination. Either party may terminate the Master Manufacturing Agreement upon the other party's uncured

material breach or insolvency. Patheon may terminate the Master Manufacturing Agreement if we assign such agreement to an assignee that is unacceptable to Patheon for certain reasons, for failure of our timely payment of invoices, or if we forecast zero volume for six months.

Government Regulation

The FDA and other regulatory authorities at federal, state, and local levels, as well as in foreign countries, extensively regulate, among other things, the research, development, testing, manufacture, quality control, import, export, safety, effectiveness, labeling, packaging, storage, distribution, record keeping, approval, advertising, promotion, marketing, post-approval monitoring, and post-approval reporting of drugs, such as those we are developing. We, along with third-party contractors, will be required to navigate the various preclinical, clinical and commercial approval requirements of the governing regulatory agencies of the countries in which we wish to conduct studies or seek approval or licensure of our product candidate. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local, and foreign statutes and regulations require the expenditure of substantial time and financial resources.

Government Regulation of Drugs

United States

The process required by the FDA before drug product candidates, like ours, may be marketed in the United States generally involves the following:

- completion of preclinical laboratory tests and animal studies performed in accordance with the FDA's current Good Laboratory Practices ("GLP") regulation;

- submission to the FDA of an IND, which must become effective before clinical trials may begin and must be updated annually or when significant changes are made;

- approval by an independent Institutional Review Board ("IRB") or ethics committee for each clinical site before a clinical trial can begin;

- performance of adequate and well-controlled human clinical trials to establish the safety, purity, and potency of the proposed product candidate for its intended purpose;

- preparation of and submission to the FDA of a Biologics License Application ("BLA"), after completion of all required clinical trials;

- a determination by the FDA within 60 days of its receipt of a BLA to file the application for review;

- satisfactory completion of an FDA Advisory Committee review, if applicable;

- satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities at which the proposed product is produced to assess compliance with cGMPs and to assure that the facilities, methods, and controls are adequate to preserve the product's continued safety, purity and potency, and of selected clinical investigational sites to assess compliance with current Good Clinical Practices ("cGCP"); and

- FDA review and approval of the BLA to permit commercial marketing of the product for particular indications for use in the United States, which must be updated annually and when significant changes are made.

The testing and approval process requires substantial time, effort, and financial resources, and we cannot be certain that any approvals for our product candidate will be granted on a timely basis, if at all. Prior to beginning the first clinical trial with a product candidate, we must submit an Investigational New Drug Application ("IND") to the FDA. An IND is a request for authorization from the FDA to administer an investigational new drug product to humans. The central focus of an IND submission is on the general investigational plan and the protocol(s) for clinical trials. The IND also includes results of animal and *in vitro* trials assessing the toxicology, pharmacokinetics, pharmacology, and pharmacodynamic characteristics of the product candidate; chemistry, manufacturing, and controls information; and any available human data or literature to support the use of the investigational product. An IND must become effective before human clinical trials may begin. The IND automatically becomes effective 30 days after receipt by the FDA unless the FDA, within the 30-day time period, raises safety concerns or questions about the proposed clinical trial. In such a case, the IND may be placed on clinical hold and the IND sponsor and the FDA must resolve any outstanding concerns or questions before the clinical trial can begin. Submission of an IND therefore may or may not result in FDA authorization to begin a clinical trial.

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with cGCPs, which include the requirement that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other

things, the objectives of the trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A separate submission to the existing IND must be made for each successive clinical trial conducted during product development and for any subsequent protocol amendments. Furthermore, an independent IRB, for each site proposing to conduct the clinical trial, must review and approve the plan for any clinical trial and its informed consent form before the clinical trial begins at that site, and must monitor the trial until completed. Regulatory authorities, the IRB, or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk or that the trial is unlikely to meet its stated objectives. Some trials also include oversight by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board, which provides authorization for whether or not a trial may move forward at designated check points based on access to certain data from the trial and may halt the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy. There are also requirements governing the reporting of ongoing clinical trials and clinical trial results to public registries.

For purposes of BLA approval, human clinical trials are typically conducted in three sequential phases that may overlap. Additionally, in certain instances, a fourth phase, post approval, may be necessary or required.

- *Phase 1.* The drug product is initially introduced into healthy human subjects and tested for safety. In the case of some products for severe or life-threatening diseases, the initial human testing is often conducted in patients.

- *Phase 2.* The drug product is evaluated in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance, optimal dosage and dosing schedule.

- *Phase 3.* Clinical trials are undertaken to further evaluate dosage, clinical efficacy, potency, and safety in an expanded patient population at geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk to benefit ratio of the product and provide an adequate basis for product labeling.

- *Phase 4.* In some cases, the FDA may require, or companies may voluntarily pursue, additional clinical trials after a product is approved to gain more information about the product. Phase 4 trials may be required as a condition to approval of the BLA.

Phase 1, Phase 2, and Phase 3 testing may not be completed successfully within a specified period, if at all, and there can be no assurance that the data collected will support FDA approval or licensure of the product. Concurrent with clinical trials, companies may complete additional animal studies and develop additional information about the drug characteristics of the product candidate and must finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

BLA Submission and Review by the FDA

Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, the results of product development, nonclinical studies, and clinical trials are submitted to the FDA as part of a BLA requesting approval to market the product for one or more indications. The BLA must include all relevant data available from pertinent preclinical and clinical studies, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product's chemistry, manufacturing, controls, and proposed labeling, among other things. Data can come from company-sponsored clinical trials intended to test the safety and effectiveness of a use of the product, or from a number of alternative sources, including trials initiated by investigators. The submission of a BLA requires payment of a substantial user fee to the FDA, and the sponsor of an approved BLA is also subject to annual product and establishment user fees. These fees are typically increased annually. As noted previously, molgramostim nebulizer solution for the treatment of aPAP has been granted Orphan Drug Designation, and as such is exempt from the payment of User Fees under current legislation.

Within 60 days following submission of the application, the FDA reviews a BLA to determine if it is substantially complete before the agency accepts it for filing. The FDA may refuse to file any BLA that it deems incomplete or not properly reviewable at the time of submission and may request additional information. In this event, the BLA must be resubmitted with the additional information. Once a BLA has been filed, the FDA's goal is to review the application within ten months after it accepts the application for filing, or, if the application relates to an unmet medical need in a serious or life-threatening indication, six months after the FDA accepts the application for filing. The review process is often significantly extended by FDA requests for additional information or clarification. The FDA reviews a BLA to determine, among other things, whether a product is safe and effective for the indication being pursued, and the facility in which it is manufactured,

processed, packed, or held meets standards designed to assure the product's continued safety and effectiveness. The FDA may convene an advisory committee to provide clinical insight on application review questions. Before approving a BLA, the FDA will typically inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving a BLA, the FDA will typically inspect one or more clinical sites to assure compliance with cGCP. If the FDA determines that the application, manufacturing process, or manufacturing facilities are not acceptable, it will outline the deficiencies in the submission and often will request additional testing or information. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

The testing and approval process requires substantial time, effort, and financial resources, and each may take several years to complete. The FDA may not grant approval on a timely basis, or at all, and we may encounter difficulties or unanticipated costs in our efforts to secure necessary governmental approvals, which could delay or preclude us from marketing our products. After the FDA evaluates a BLA and conducts inspections of manufacturing facilities where the investigational product and/or our drug substance will be produced, the FDA may issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete and the application is not ready for approval. A Complete Response Letter may request additional information or clarification. The FDA may delay or refuse approval of a BLA if applicable regulatory criteria are not satisfied, require additional testing or information and/or require post-marketing testing and surveillance to monitor safety or efficacy of a product.

If regulatory approval of a product is granted, such approval may entail limitations on the indicated uses for which such product may be marketed. For example, the FDA may approve the BLA with a Risk Evaluation and Mitigation Strategy ("REMS") to mitigate risks, which could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries, and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling or the development of adequate controls and specifications. Once approved, the FDA may withdraw the product approval if compliance with pre- and post-marketing regulatory standards is not maintained or if problems occur after the product reaches the marketplace. The FDA may require one or more Phase 4 post-marketing trials and surveillance to further assess and monitor the product's safety and effectiveness after commercialization and may limit further marketing of the product based on the results of these post-marketing trials. In addition, new government requirements, including those resulting from new legislation, may be established, or the FDA's policies may change, which could delay or prevent regulatory approval of its products under development.

A sponsor may seek approval of its product candidate under programs designed to accelerate the FDA's review and approval of new drugs that meet certain criteria. Specifically, new drug products are eligible for Fast Track Designation if they are intended to treat a serious or life-threatening condition and demonstrate the potential to address unmet medical needs for the condition. For a fast track product, the FDA may consider sections of the BLA for review on a rolling basis before the complete application is submitted if relevant criteria are met. A fast track designated product candidate may also qualify for priority review, under which the FDA sets the target date for FDA action on the BLA at six months after the FDA accepts the application for filing. Priority review is granted when there is evidence that the proposed product would be a significant improvement in the safety or effectiveness of the treatment, diagnosis, or prevention of a serious condition. If criteria are not met for priority review, the application is subject to the standard FDA review period of 10 months after FDA accepts the application for filing. Priority review designation does not change the scientific/medical standard for approval or the quality of evidence necessary to support approval.

Under the accelerated approval program, the FDA may approve a BLA on the basis of either a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. Post-marketing trials or completion of ongoing trials after marketing approval are generally required to verify the biologic's clinical benefit in relationship to the surrogate endpoint or ultimate outcome in relationship to the clinical benefit. In addition, the U.S. Food and Drug Administration Safety and Innovation Act, which was enacted and signed into law in 2012, established breakthrough therapy designation. A sponsor may seek FDA designation of its product candidate as a breakthrough therapy if the product candidate is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the therapy may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Sponsors may request the FDA to designate a breakthrough therapy at the time of, or any time after, the submission of an IND, but ideally before an end-of-phase 2 meeting with the FDA. If the FDA designates a breakthrough therapy, it may take actions appropriate to expedite the

development and review of the application, which may include holding meetings with the sponsor and the review team throughout the development of the therapy; providing timely advice to, and interactive communication with, the sponsor regarding the development of the drug to ensure that the development program to gather the nonclinical and clinical data necessary for approval is as efficient as practicable; involving senior managers and experienced review staff, as appropriate, in a collaborative, cross-disciplinary review; assigning a cross-disciplinary project lead for the FDA review team to facilitate an efficient review of the development program and to serve as a scientific liaison between the review team and the sponsor; and considering alternative clinical trial designs when scientifically appropriate, which may result in smaller or more efficient clinical trials that require less time to complete and may minimize the number of patients exposed to a potentially less efficacious treatment. Breakthrough designation also allows the sponsor to file sections of the BLA for review on a rolling basis.

Fast Track Designation, priority review and Breakthrough Therapy Designation do not change the standards for approval but may expedite the development or approval process.

The review and approval process with respect to our drug candidate may also be significantly delayed in the event of government shutdowns, if any.

Post-Approval Requirements

Any products manufactured or distributed by us pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to record keeping, reporting of adverse experiences, periodic reporting, distribution, and advertising and promotion of the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing, annual user fee requirements for any marketed products and the establishments at which such products are manufactured, as well as new application fees for supplemental applications with clinical data. Drug manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP, which impose certain procedural and documentation requirements upon us and our third-party manufacturers. Changes to the manufacturing process are strictly regulated and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting requirements upon us and any third-party manufacturers that we may decide to use. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance. We cannot be certain that we or our present or future suppliers will be able to comply with the cGMP regulations and other FDA regulatory requirements. If our present or future suppliers are not able to comply with these requirements, the FDA may, among other things, halt our clinical trials, require us to recall a product from distribution, or withdraw approval of the BLA.

Future FDA and state inspections may identify compliance issues at our facilities or at the facilities of our contract manufacturers that may disrupt production or distribution, or potentially require substantial resources to correct. In addition, discovery of previously unknown problems with a product or the failure to comply with applicable requirements may result in restrictions on a product, manufacturer, or holder of an approved BLA, including withdrawal or recall of the product from the market or other voluntary, FDA-initiated, or judicial action that could delay or prohibit further marketing.

The FDA may withdraw approval of a BLA if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-marketing trials or clinical trials to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

- restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

- fines, warning letters or holds on post-approval clinical trials;

- refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of product license approvals;

- product seizure or detention, or refusal to permit the import or export of products; or

- injunctions or the imposition of civil or criminal penalties.

The FDA closely regulates the marketing, labeling, advertising, and promotion of drugs and biologics. A company can make only those claims relating to safety and efficacy that are approved by the FDA and in accordance with the provisions

of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising, and potential civil and criminal penalties. Physicians may prescribe legally available products for uses that are not described in the product's labeling and that differ from those tested by us and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer's communications on the subject of off-label use of their products.

Government Regulation of Combination Products

Our product candidate under development will be regulated as a combination product, which means that it is comprised of two or more different components that, if marketed individually, would be subject to different regulatory paths and would require approval of independent marketing applications by the FDA. A combination product, however, is assigned to a center within the FDA that will have primary jurisdiction over its regulation on a determination of the combination product's primary mode of action, which is the single mode of action that provides the most important therapeutic action. We believe our product candidate includes both a drug and medical device component, and will be regulated as a drug, subject to the review of the FDA's Center for Drug Evaluation and Research which will have primary jurisdiction over premarket development and approval. The FDA's Center for Devices and Radiological Health will provide support and review of the nebulizer component of our product candidate.

European Union

MAA

To obtain approval of a drug under the EU regulatory system, an application for a marketing authorization may be submitted under a centralized, a decentralized, or a national procedure. The centralized procedure, which is compulsory for medicines produced by certain biotechnological processes or for orphan drugs, provides for the grant of a single marketing authorization that is valid for all EU member states, which grants the same rights and obligations in each member state as a national marketing authorization. As a general rule, only one marketing authorization may be granted for drugs approved through the centralized procedure and the marketing authorization is also relevant for the EEA countries.

Under the centralized procedure, the Committee for Medicinal Products for Human Use ("CHMP") is required to adopt an opinion on a valid application within 210 days, excluding clock stops when additional information is to be provided by the applicant in response to questions. On day 120 of the procedure, once the CHMP has received the preliminary assessment reports and opinions from the Rapporteur and Co-Rapporteur designated by the CHMP, it adopts a list of questions, which are sent to the applicant together with the CHMP's overall conclusions. Applicants then have three months to respond (plus an additional three-month extension, if requested). The applicant's replies are assessed, and the assessment report is revised as necessary (and may include a prepared list of outstanding issues). By day 180 of the procedures, the revised assessment report and list of outstanding issues are sent to the applicant together with the CHMP's recommendation. Applicants then have one month to respond to the CHMP (and can request a one or two-month extension). The Rapporteur and Co-Rapporteur assess the applicant's replies and then submit them for review to the CHMP and prepare a final assessment report. Following their evaluation, the CHMP gives a favorable or unfavorable opinion as to whether to grant the marketing authorization. After the adoption of the CHMP opinion, a decision must be adopted by the European Commission, after consulting the Standing Committee of the Member States. The European Commission prepares a draft decision and circulates it to the member states; if the draft decision differs from the CHMP opinion, the Commission must provide detailed explanations. The European Commission adopts a decision within 15 days of the end of the consultation procedure.

Conditional marketing authorizations may be granted for products designated as orphan medicinal products if all of the following conditions are met: (1) the risk-benefit balance of the product is positive, (2) the applicant will likely be in a position to provide the required comprehensive clinical trial data, (3) the product fulfills unmet medical needs, and (4) the benefit to public health of the immediate availability on the market of the medicinal product concerned outweighs the risk inherent in the fact that additional data are still required.

Conditional marketing authorizations are valid for one year, on a renewable basis, until the holder provides a comprehensive data package. Grant of conditional marketing authorization is dependent on the applicant's ability to fulfill the conditions within an agreed upon deadline. Applicants are subject to conditions, including the requirement to complete ongoing studies or to conduct new studies with a view to confirming that the benefit-risk balance is positive or to fulfill specific obligations in relation to pharmacovigilance. Once a comprehensive data package has been supplied, the conditional marketing authorization is replaced by a regular marketing authorization.

Exclusivities

If an approved drug contains a new active substance, it is protected by data exclusivity for eight years from the notification of the Commission decision granting the marketing authorization and then by marketing protection for an additional two or three years. Overall, the drug is protected for ten or eleven years against generic competition, and no additional exclusivity protection is granted for any new development of the active substance it contains.

During the eight-year period of data exclusivity, competitors may not refer to the marketing authorization dossier of the approved drug for regulatory purposes. During the period of marketing protection, competitors may not market their generic drugs. The period of marketing protection is normally two years but may become three years if, during the eight-year data exclusivity period, a new therapeutic indication is approved that is considered as bringing a significant clinical benefit over existing therapies.

Japan

Under the Japanese regulatory system administered by the Ministry of Health, Labor and Welfare ("MHLW") and the Pharmaceutical and Medical Device Agency ("PMDA") (which is responsible for product review and evaluations under the supervision of the MHLW), pre-marketing approval and clinical studies are required for all pharmaceutical products. The Law on Securing Quality, Efficacy and Safety of Products Including Pharmaceuticals and Medical Devices (Act No. 145 of 1960) requires a license for marketing authorization when importing to Japan and selling pharmaceutical products manufactured in other countries. It also requires each manufacturing site of a foreign manufacturer to be certified as a manufacturing site of pharmaceutical products to be marketed in Japan.

To receive a license for marketing authorization, the manufacturer or seller must, at the very least, employ certain manufacturing, marketing, quality, and safety personnel. If the quality management methods and post marketing safety management methods applied with respect to the pharmaceutical product fail to conform to the standards stipulated by the MHLWA license, marketing authorization may not be granted. A company must submit an application for approval to the MHLW with results of nonclinical and clinical studies to show the quality, efficacy, and safety of the product candidate to obtain manufacturing/marketing approval for a new product. A data compliance review, on-site inspection for good clinical practice, and audit and detailed data review for compliance with current good manufacturing practices are undertaken by the PMDA. The committees of the Pharmaceutical Affairs and Food Sanitation Council will discuss each application, and based on the results of these reviews, the final decision on approval is made by the MHLW. The approval process timeline significantly varies, but it can take years. Pricing approval for the product is required in order to be applied for redemption of health insurance. Once approved and marketable, the medical products are also subject to regular post-marketing vigilance of safety and quality under the standards of Good Manufacturing Practice. In Japan, the National Health Insurance system maintains a Drug Price List specifying which pharmaceutical products are eligible for reimbursement, and the MHLW sets the prices of the products on this list. Upon marketing approval, the manufacturer or seller begins negotiations regarding the reimbursement price with the MHLW, which is generally determined within 60 to 90 days. The government generally introduces price cut rounds every other year and also mandates price decreases for specific products. New products judged innovative or useful, that are indicated for pediatric use, or that target orphan or small population diseases, however, may be eligible for a pricing premium. The government has also promoted the use of generics, where available.

Orphan Drug Status

Under the Orphan Drug Act, the FDA may grant Orphan Drug Designation to drug candidates intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that costs of research and development of the drug for the indication can be recovered by sales of the drug in the United States Orphan Drug Designation must be requested before submitting a BLA. After the FDA grants Orphan Drug Designation, the generic identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Although there may be some increased communication opportunities, Orphan Drug Designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a drug candidate that has Orphan Drug Designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications, including a full BLA, to market the same drug for the same indication for seven years, except in very limited circumstances, such as if the second applicant demonstrates the clinical superiority of its product or if the FDA finds that the holder of the orphan drug exclusivity has not shown that it can assure the availability of sufficient quantities of the orphan drug to meet the needs of patients with the disease or condition for which the drug was designated. Orphan drug exclusivity does not prevent the FDA from approving a different drug for the same disease or condition, or the same drug for a different disease or condition. Among the other benefits of Orphan Drug Designation are tax credits for certain research and a waiver of the BLA application user fee.

Orphan drug exclusivity could block the approval of our drug candidate for seven years if a competitor obtains approval of the same product as defined by the FDA or if our drug candidate is determined to be contained within the competitor's product for the same indication or disease.

As in the United States, designation as an orphan drug for the treatment of a specific indication in the EU must be made before the application for marketing authorization is made. Orphan drugs in Europe enjoy economic and marketing benefits, including up to 10 years of market exclusivity for the approved indication unless another applicant can show that its product is safer, more effective, or otherwise clinically superior to the orphan designated product.

The FDA and foreign regulators expect holders of exclusivity for orphan drugs to assure the availability of sufficient quantities of their orphan drugs to meet the needs of patients. Failure to do so could result in the withdrawal of marketing exclusivity for the orphan drug.

Breakthrough Designation

In December 2019, the FDA granted the use of molgramostim for the treatment of aPAP program Breakthrough Therapy Designation, which provides a process for expediting the development and review of drug candidates that are intended to treat a serious condition and for which preliminary evidence indicates that the drug candidate may demonstrate substantial improvement over the available therapy.

Other Healthcare Laws and Compliance Requirements

Our sales, promotion, medical education, clinical research, and other activities following product approval will be subject to regulation by numerous regulatory and law enforcement authorities in the United States in addition to the FDA, including potentially the Federal Trade Commission, the Department of Justice, the Centers for Medicare and Medicaid Services, other divisions of the U.S. Department of Health and Human Services and state and local governments. Our promotional and scientific/educational programs and interactions with healthcare professionals must comply with the federal Anti-Kickback Statute, the civil False Claims Act ("FCA"), physician payment transparency laws, privacy laws, security laws, and additional federal and state laws similar to the foregoing.

The federal Anti-Kickback Statute prohibits, among other things, the knowing and willing, direct or indirect offer, receipt, solicitation or payment of remuneration in exchange for or to induce the referral of patients, including the purchase, order or lease of any good, facility, item or service that would be paid for in whole or part by Medicare, Medicaid or other federal health care programs. Remuneration has been broadly defined to include anything of value, including cash, improper discounts, and free or reduced-price items and services. The federal Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers, formulary managers, and beneficiaries on the other. Although there are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, the exceptions and safe harbors are drawn narrowly. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchases, or recommendations may be subject to increased scrutiny and review if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct illegal per se under the federal Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all its facts and circumstances. Several courts have interpreted the statute's intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the federal Anti-Kickback Statute has been violated. The government has enforced the federal Anti-Kickback Statute to reach large settlements with healthcare companies based on sham research or consulting and other financial arrangements with physicians. Further, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. Many states have similar laws that apply to their state health care programs as well as private payers.

Federal false claims and false statement laws, including the FCA, impose liability on persons and/or entities that, among other things, knowingly present or cause to be presented claims that are false or fraudulent or not provided as claimed for payment or approval by a federal health care program. The FCA has been used to prosecute persons or entities that "cause" the submission of claims for payment that are inaccurate or fraudulent, by, for example, providing inaccurate billing or coding information to customers, promoting a product off-label, submitting claims for services not provided as claimed, or submitting claims for services that were provided but not medically necessary. Actions under the FCA may be brought by the Attorney General or as a qui tam action by a private individual, or whistleblower, in the name of the government. Violations of the FCA can result in significant monetary penalties and treble damages. The federal government is using the FCA, and the accompanying threat of significant liability, in its investigation and prosecution of pharmaceutical and biotechnology companies throughout the country, for example, in connection with the promotion of products for unapproved uses and other illegal sales and marketing practices. The government has obtained multi-million

and multi-billion dollar settlements under the FCA in addition to individual criminal convictions under applicable criminal statutes. In addition, certain companies that were found to be in violation of the FCA have been forced to implement extensive corrective action plans, and have often become subject to consent decrees or corporate integrity agreements, restricting the manner in which they conduct their business.

The federal Health Insurance Portability and Accountability Act of 1996 ("HIPAA") created additional federal criminal statutes that prohibit, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payers; knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services; and willfully obstructing a criminal investigation of a healthcare offense. Like the federal Anti-Kickback Statute, the Affordable Care Act amended the intent standard for certain healthcare fraud statutes under HIPAA such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

Given the significant size of actual and potential settlements, it is expected that the government will continue to devote substantial resources to investigating healthcare providers' and manufacturers' compliance with applicable fraud and abuse laws. Also, many states have similar fraud and abuse statutes or regulations that may be broader in scope and may apply regardless of payer, in addition to items and services reimbursed under Medicaid and other state programs. Additionally, to the extent that our products, once commercialized, are sold in a foreign country, we may be subject to similar foreign laws.

In addition, there has been a recent trend of increased federal and state regulation of payments made to physicians and other healthcare providers. The Physician Payments Sunshine Act, known as "Open Payments" and implemented as part of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, the Affordable Care Act, among other things, imposed new reporting requirements on certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children's Health Insurance Program, with specific exceptions, for payments or other transfers of value made by them to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Covered manufacturers are required to collect and report detailed payment data and submit legal attestation to the accuracy of such data to the government each year.

On October 24, 2018, former President Trump signed into law the "Substance Use-Disorder Prevention that Promoted Opioid Recovery and Treatment for Patients and Communities Act" which in part (under a provision entitled "Fighting the Opioid Epidemic with Sunshine") extends the reporting and transparency requirements under Open Payments to physician assistants, nurse practitioners, and other mid-level practitioners (with reporting requirements going into effect in 2022 for payments made in 2021). Additionally, entities that do not comply with mandatory reporting requirements may be subject to a corporate integrity agreement. Certain states also mandate implementation of commercial compliance programs, impose restrictions on covered manufacturers' marketing practices and/or require the tracking and reporting of gifts, compensation, and other remuneration to physicians and other healthcare professionals.

We are also subject to data privacy and security regulation by the federal government and the states in which we conduct our business and the EU with the General Data Protection Regulation rules which became effective in May 2018. HIPAA, as amended by the Health Information Technology and Clinical Health Act ("HITECH"), and their respective implementing regulations, imposes specified requirements on certain health care providers, plans and clearinghouses (collectively, "covered entities") and their "business associates," relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA's security standards directly applicable to "business associates," defined as independent contractors or agents of covered entities that create, receive, maintain, or transmit protected health information in connection with providing a service for or on behalf of a covered entity. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce HIPAA and seek attorney's fees and costs associated with pursuing federal civil actions. In addition, certain states have their own laws that govern the privacy and security of health information in certain circumstances, many of which differ from each other and/or HIPAA in significant ways and may not have the same effect, thus complicating compliance efforts.

If our operations are found to be in violation of any of such laws or any other governmental regulations that apply to them, we may be subject to penalties, including, without limitation, civil and criminal penalties, damages, fines, disgorgement, the curtailment or restructuring of our operations, exclusion from participation in federal and state healthcare programs, imprisonment, contractual damages, reputational harm, and diminished profits and future earnings, any of which could adversely affect our ability to operate our business and our financial results.

In addition to the foregoing health care laws, we are also subject to the U.S. Foreign Corrupt Practices Act ("FCPA") and similar worldwide anti-bribery laws, which generally prohibit companies and their intermediaries from making improper payments to government officials or private-sector recipients for the purpose of obtaining or retaining business. We have adopted an anti-corruption policy which mandates compliance with the FCPA and similar anti-bribery laws applicable to our business throughout the world. However, we cannot assure that such a policy or procedures implemented to enforce such a policy will protect against intentional, reckless, or negligent acts committed by our employees, distributors, partners, collaborators, or agents. Violations of these laws, or allegations of such violations, could result in fines, penalties or prosecution and have a negative impact on our business, results of operations, and reputation.

Coverage and Reimbursement

Sales of pharmaceutical products depend significantly on the extent to which coverage and adequate reimbursement are provided by third-party payers. Third-party payers include state and federal government health care programs, managed care providers, private health insurers and other organizations. Although we currently believe that third-party payers will provide coverage and reimbursement for our product candidate, if approved, we cannot be certain of this. Third-party payers are increasingly challenging the price, examining the cost-effectiveness, and reducing reimbursement for medical products and services. In addition, significant uncertainty exists as to the reimbursement status of newly approved healthcare products. The United States government, state legislatures, and foreign governments have continued implementing cost containment programs, including price controls, restrictions on coverage and reimbursement, and requirements for substitution of generic products. Adoption of price controls and cost containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could limit our net revenue and results. We may need to conduct expensive clinical trials to demonstrate the comparative cost-effectiveness of our products. The product candidate that we develop may not be considered cost-effective and thus may not be covered or sufficiently reimbursed. It is time consuming and expensive for third-party payers to seek coverage and reimbursement. Thus, one payer's decision to provide coverage and adequate reimbursement for a product does not assure that another payer will provide coverage or that the reimbursement levels will be adequate. Moreover, a payer's decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Reimbursement may not be available or sufficient to allow third-party payers to sell our products on a competitive and profitable basis.

Healthcare Reform

The United States and some foreign jurisdictions are considering or have enacted a number of legislative and regulatory proposals to change the healthcare system in ways that could materially affect our ability to sell our products profitably. Among policy makers and payers in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives.

By way of example, in March 2010, the Affordable Care Act was signed into law, intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for the healthcare and health insurance industries, impose new taxes and fees on the health industry, and impose additional health policy reforms. Among the provisions of the Affordable Care Act of importance to our potential drug candidate are:

- an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents, apportioned among these entities according to their market share in certain government healthcare programs;

- an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program to 23.1% and 13.0% of the average manufacturer price for branded and generic drugs, respectively;

- a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected;

- a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for a manufacturer's outpatient drugs to be covered under Medicare Part D;

- extension of a manufacturer's Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

- expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and by adding new mandatory eligibility categories for certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing a manufacturer's Medicaid rebate liability;

- expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program; and

- a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. These changes include, among others, the Budget Control Act of 2011, which mandates aggregate reductions to Medicare payments to providers of up to 2% per fiscal year effective April 1, 2013, and due to subsequent legislative amendments, will remain in effect through 2029 unless additional Congressional action is taken. In January 2013, former President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, further reduced Medicare payments to several providers, including hospitals and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on customers for our product candidate, if approved, and, accordingly, our financial operations.

There have been judicial and Congressional challenges to certain aspects of the Affordable Care Act, and we expect additional challenges and amendments in the future. It is unclear how this such effort to repeal and replace the ACA will impact the healthcare industry or our business operations. Any reduction in reimbursement from Medicare or other government-funded programs may result in a similar reduction in payments from private payers. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our drugs.

Other Foreign Regulations

In addition to regulations mentioned above, we will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of our products to the extent we choose to develop or sell any products outside of the United States. The approval process varies from country to country and the time may be longer or shorter than that required to obtain FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing, and reimbursement vary greatly from country to country.

Intellectual Property

We strive to protect the proprietary technology that we believe is important to our business, including our product candidate and our processes. We seek patent protection in the United States and internationally for our products, their methods of use and processes of manufacture and any other technology to which we have rights, as appropriate, such as device exclusivity. We also rely on trade secrets that may be important to the development of our business.

Our success will, in part, depend on the ability to obtain and maintain patent and other proprietary rights in commercially important technology, inventions and know-how related to our business, the validity and enforceability of our patents, the continued confidentiality of our trade secrets as well as our ability to operate without infringing the valid and enforceable patents and proprietary rights of third parties. We also rely on continuing technological innovation and in-licensing opportunities to develop and maintain our proprietary position.

We cannot be sure patents will be granted with respect to any of our pending patent applications or with respect to any patent applications we may own or license in the future, nor can we be sure that any of our existing patents or any patents we may own or license in the future will be useful in protecting our technology and products. For this and more comprehensive risks related to our intellectual property, please see *Risk Factors – Risks Related to Our Intellectual Property*.

Trade Secrets

In addition to patents, we rely on trade secrets and know-how to develop and maintain our competitive position. For example, significant aspects of our processes and proprietary technology portfolio are based on unpatented trade secrets and know-how. Trade secrets and know-how can be difficult to protect. We seek to protect our proprietary technology and processes, in part, by confidentiality agreements and invention assignment agreements with our employees, consultants, scientific advisors, contractors and commercial partners. These agreements are designed to protect proprietary information and, in the case of the invention assignment agreements, to grant us ownership of technologies that are developed through a relationship with a third party. While we have confidence in our key individuals, consultants, partner

organizations and systems, agreements or security measures may be breached, and there may not be adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our contractors use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

Competition

The pharmaceutical industry is highly competitive and subject to continuous technological change. Our potential competitors include large pharmaceutical and biotechnology companies, specialty pharmaceutical and generic drug companies, academic institutions, government agencies and research institutions. We believe that key competitive factors affecting the commercial success of our product candidate will be efficacy, safety and tolerability profile, reliability, convenience of dosing, price and reimbursement. Many of our potential competitors, either alone or with their collaboration partners have substantially greater financial, technical, and human resources than us, and significantly greater experience in the discovery and development of product candidate, manufacturing, obtaining FDA and other regulatory approvals of products and the commercialization of those products. Accordingly, our competitors may be faster and more successful in obtaining FDA approval for therapies and achieving widespread market acceptance. Mergers and acquisitions in the pharmaceutical and biotechnology industry may result in even more resources being concentrated among a smaller number of very capable competitors. We anticipate facing intense and increasing competition as new drugs enter the market and advanced technologies become available. Our competitors' products may be more effective, or more effectively marketed and sold, than any product candidate we may commercialize and may render our therapies obsolete or non-competitive before we can recover development and commercialization expenses.

We are not aware of any other companies developing an inhaled form of GM-CSF. A glycosylated GM-CSF product, sargramostim (Leukine®), is available on the market in the United States, approved for IV or SC delivery in patients with neutropenia following cancer chemotherapy. Leukine® has not been approved for the treatment of aPAP or any other acute or chronic lung disease but is sometimes used as a pharmacy-compounded product (injectable product compounded for inhalation delivery). The drug substance in Leukine®, sargramostim, has been used in a nonclinical research project conducted by NIH/TRND in collaboration with the University of Cincinnati College of Medicine on the potential application of inhaled GM-CSF as a treatment for aPAP. No clinical trials have been conducted to date under this collaboration project. We are aware of a multicenter clinical trial of inhaled Leukine®, using a standard commercially available nebulizer, which was conducted by a consortium of independent clinical investigators from the trial conducted in Japan. It is not known to us if this trial, together with other possibly available related clinical or nonclinical information, may be, or will be, used to support a potential new product approval in Japan. If such a new product would be approved and launched in Japan, we believe it has the potential to present a material competitive threat to the commercial success of molgramostim in Japan. In addition, in November 2018, Partner Therapeutics, Inc., a commercial biotechnology company, was granted Orphan Drug Designation for Leukine® for the treatment of PAP by the FDA.

Employees and Human Capital

We are committed to attracting and retaining the best possible talent. As of March 30, 2023, we had 28 employees as well as several third-party consultants. All employees are located in the United States. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We consider our relationship with our employees to be good.

Attraction, Development and Retention

We believe our future success will depend in large part on our continued ability to attract and retain highly skilled employees. Our compensation program, including salary, bonus, benefits as well as short and long-term incentives, is designed to help us to attract and retain individuals whose skills are important to our current and long-term success. Our total compensation package is generally positioned within the competitive ranges of our peer market, with differences generally based on tenure, skills, and performance needed to attract and retain key talent. We have also implemented a spot bonus program that allows employees to nominate their colleagues for cash awards in recognition of notable achievements.

We believe that continued professional growth and development are essential to helping our team stay on top of current rules, laws, trends, and events which impact their duties. We seek to develop our employee talent within the organization through access to training, continuous learning programs, and other development initiatives. We foster a culture of empowerment, transparency, and respect.

Diversity and Inclusion

We value diverse backgrounds and viewpoints and are committed to equal opportunity. We aim to recruit, hire, place, develop, compensate, and advance people based on the needs of our organization and the qualifications, performance, skills, and experience of our people. We expect to continue to enhance our workforce diversity and advance the development of diverse talent. We consistently evaluate the opportunity for diversity for both our employee workforce and our board of directors. Upon beginning employment with Savara, all employees receive training on workplace diversity and inclusion.

Health and Safety

The health and safety of our employees is a top priority, and our goal is to provide a safe and healthy work environment for all personnel. In dealing with the COVID-19 pandemic and emerging variants, we have provided our employees the ability to work virtually in order to best manage business and personal responsibilities. We will continue to manage this situation with a focus towards the safety of our employees.

Corporate Information

Our company was incorporated in Delaware in December 1995. On April 27, 2017, we completed a reverse merger and became a publicly held company under the name Savara Inc.

Our website is http://www.savarapharma.com. Information found on our website is not incorporated by reference into this annual report on Form 10-K. We make our filings with the U.S. Securities and Exchange Commission ("SEC") including our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments and exhibits to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), available free of charge on or through our website, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding our filings at http://www.sec.gov.

Trademarks

"Savara Inc." and the Savara logo are unregistered trademarks of Savara or its subsidiaries in the United States and other jurisdictions. Other third-party logos and product/trade names are registered trademarks or trade names of their respective companies. Use or display by us of other parties' trademarks, service marks, trade names, trade dress or products is not intended to and does not imply a relationship with, or endorsements or sponsorship of, us by the trademark, service mark, trade name, trade dress or product owners.

Item 1A. Risk Factors.

Investment in our common stock involves a high degree of risk and uncertainty. Our business, operating results, growth prospects and financial condition are subject to various risks, many of which are not exclusively within our control, that may cause actual performance to differ materially from historical or projected future performance. We urge investors to consider carefully the risks described below, together with all of the information in this report and our other public filings, before making investment decisions regarding our securities. Each of these risk factors, as well as additional risks not presently known to us or that we currently deem immaterial, could adversely affect our business, operating results, growth prospects or financial condition, as well as the trading price of our common stock, in which case you may lose all or part of your investment.

Risks Related to Our Capital Requirements and Financial Condition

We have incurred significant losses since inception and expect that we will continue to incur losses for the foreseeable future, which makes it difficult to assess our future viability.

We are a clinical development-stage biopharmaceutical company and we have not been profitable since we commenced operations and may not ever achieve profitability. In addition, we have limited history as an organization and have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the biopharmaceutical industry. Drug development is a highly speculative undertaking and involves a substantial degree of risk. To date, we have not obtained any regulatory approvals for a product candidate, commercialized a product candidate, or generated any product revenue. We have devoted significant resources to research and development and other expenses related to our ongoing clinical trials and operations, in addition to acquiring product candidates.

For the year ended December 31, 2022, we incurred a net loss of $38.2 million, and net cash used in operating activities was $34.6 million. At December 31, 2022, our cash, cash equivalents and short-term investment securities were approximately $125.9 million, and working capital was approximately $123.1 million. At December 31, 2022, we had an accumulated deficit of $338.7 million. We expect to continue to incur substantial operating losses for the next several years as we seek to advance our molgramostim product candidate through clinical development (IMPALA-2 trial), global regulatory approvals, and commercialization. No revenue from operations will likely be available until, and unless, our current product candidate, molgramostim, is approved by the FDA or another regulatory agency and successfully marketed, or we enter into an arrangement that provides for licensing revenue or other partnering-related funding, outcomes which we may not achieve. We are also continuously and critically reviewing our liquidity and anticipated capital requirements in light of the ongoing uncertainty created by the COVID-19 global pandemic.

We may require additional financing to obtain regulatory approval for molgramostim and a failure to obtain this necessary capital when needed on acceptable terms, or at all, could force us to delay, limit, reduce, or terminate our product development efforts or other operations.

Since our Aravas subsidiary was formed in 2007, most of our resources have been dedicated to the development and acquisition of our product candidates, primarily molgramostim. Our priority remains the continued development of molgramostim for the treatment of aPAP and continued progress in our Phase 3 trial. We cannot estimate with reasonable certainty the actual amounts necessary to successfully complete the development and commercialization of our product candidate and there is no certainty that we will be able to raise the necessary capital on reasonable terms or at all. If adequate funds are not available to us on a timely basis, we will be required to delay, limit, reduce, or terminate our establishment of sales and marketing, manufacturing or distribution capabilities, development activities, other activities that may be necessary to commercialize our product candidate, or conduct preclinical or clinical trials.

Our capital requirements for the foreseeable future will depend in large part on, and could increase significantly as a result of, our expenditures on our development programs. Future expenditures on our development programs are subject to many uncertainties, and will depend on, and could increase significantly as a result of, many factors, including:

- the number, size, complexity, results, and timing of our drug development programs;

- the timing and terms of any collaborative or other strategic arrangement that we may establish;

- the number of clinical and nonclinical studies necessary to demonstrate acceptable evidence of the safety and efficacy of our product candidate;

- changes in standards of care which could increase the size and complexity of our clinical trials;

- the number of patients who participate, the rate of enrollment, and the ratio of randomized to evaluable patients in each clinical trial;

- the ability to locate patients to participate in a trial given the limited number of patients available for orphan or ultra-orphan indications;

- the number and location of sites and the rate of site initiation in each trial;

- the duration of patient treatment and follow-up;

- the potential for additional safety monitoring or other post-marketing trials that may be requested by regulatory agencies;

- the time and cost to manufacture clinical trial material and commercial product, including process development and scale-up activities, and to conduct stability studies, which can last several years;

- the degree of difficulty and cost involved in securing alternate manufacturers or suppliers of drug product, components, or delivery devices, as necessary to meet FDA requirements and/or commercial demand;

- the costs, requirements, timing of, and the ability to, secure regulatory approvals;

- the extent to which we increase our workforce and the costs involved in recruiting, training, and incentivizing new employees;

- the costs related to developing, acquiring, and/or contracting for sales, marketing, and distribution capabilities, supply chain management capabilities, and regulatory compliance capabilities, if we obtain regulatory approval for our product candidate and commercialize it without a partner;

- the costs involved in evaluating competing technologies and market developments or the loss in sales in case of such competition;

- the costs involved in establishing, enforcing, or defending patent claims and other proprietary rights; and

- the continuing negative impacts of the ongoing COVID-19 pandemic and emerging variants.

If we raise additional capital through marketing and distribution arrangements or other collaborations, strategic alliances, or licensing arrangements with third parties, we may have to relinquish certain valuable rights to our product candidate, technologies, future revenue streams, or research programs or grant licenses on terms that may not be favorable to us. If we raise additional capital through public or private equity offerings, the ownership interest of our stockholders will be diluted, and the terms of any new equity securities may have preferential rights over our common stock. In particular, due to the price per share of our common stock, any sale of our equity securities to raise significant capital would result in substantial ownership dilution to our stockholders. If we raise additional capital through debt financing, it may be subject to covenants limiting or restricting our ability to take specific actions, such as incurring additional debt or making capital expenditures, or subject to specified financial ratios, any of which could restrict our ability to develop and commercialize our product candidate or operate as a business.

Our loan agreement contains covenants which may adversely impact our business; the failure to comply with such covenants could cause our outstanding debt to become immediately payable or accelerate principal payments.

We are a party to an Amended and Restated Loan and Security Agreement with Silicon Valley Bank (the "Loan Agreement"), pursuant to which we have pledged substantially all of our assets, other than our intellectual property (which is subject to a negative pledge). The Loan Agreement includes a number of restrictive covenants, including restrictions on incurring additional debt, making investments, granting liens, disposing of assets, paying dividends, and redeeming or repurchasing capital stock, subject to certain exceptions. Collectively, these restrictive covenants could constrain our ability to grow our business through acquisitions or engage in other transactions. In addition, the Loan Agreement includes covenants requiring, among other things, that we provide financial statements, comply with all laws, pay all taxes, and maintain insurance. The Loan Agreement includes customary events of default, such as our failure to pay amounts due, our failure to comply with covenants, or the occurrence of an event that would reasonably be expected to have a material adverse event on our business. Upon the occurrence and during the continuation of an event of default, Silicon Valley Bank could declare all outstanding loans under the Loan Agreement immediately due and payable and exercise remedies against us and the collateral. Such an event would have a material adverse effect on our liquidity, financial condition, operating results, business, and prospects and cause the price of our common stock to decline.

On March 10, 2023, the California Department of Financial Protection and Innovation closed Silicon Valley Bank, and the Federal Deposit Insurance Corporation ("FDIC") was appointed receiver. The Company is monitoring the impact on its Loan Agreement.

Any future acquisitions that we make could disrupt our business and harm our financial condition.

We may, from time to time, evaluate potential strategic acquisitions of complementary businesses, products, or technologies. In addition, we may evaluate joint ventures, licensing opportunities, and other collaborative projects. We may not be able to identify appropriate acquisition candidates or strategic partners, or successfully negotiate, finance, or integrate acquisitions of any businesses, products, or technologies. Furthermore, the integration of any acquisition and management of any collaborative project may divert our management's time and resources from our core business and disrupt our operations. Any cash acquisition we pursue would diminish the funds otherwise available to us for other uses. Any acquisition using our stock would dilute our stockholders' ownership interests.

If we engage in acquisitions of companies, products, or technologies in order to execute our business strategy, we may need to raise additional capital. We may raise additional capital in the future through one or more financing vehicles that may be available to us including (i) new collaborative agreements; (ii) expansions or revisions to existing collaborative relationships; (iii) private financings; (iv) other equity or debt financings; (v) monetizing assets; and/or (vi) the public offering of securities.

If we are required to raise additional capital in the future, it may not be available on favorable financing terms within the time required, or at all. If additional capital is not available on favorable terms when needed, we will be required to raise capital on adverse terms or significantly reduce operating expenses through the restructuring of our operations or deferral of strategic business initiatives. If we raise additional capital through a public offering of securities, a substantial number of additional shares may be issued, which may negatively affect our stock price and these additional shares will dilute the ownership interest of our current investors.

We have IPR&D and future impairment of IPR&D may have an adverse impact on our future financial condition and results of operations.

As of December 31, 2022, we had IPR&D of approximately $10.7 million. Our intangible assets have been previously impaired and remain subject to additional impairment analyses whenever an event or change in circumstances indicates the carrying amount of such an asset may not be recoverable. We test our goodwill, if any, and IPR&D for impairment annually, or more frequently if an event or change in circumstances indicates that the asset may be impaired. If an impairment is identified, we would be required to record an impairment charge with respect to the impaired asset to our consolidated statements of operations and comprehensive loss. A significant impairment charge could have a material negative impact on our financial condition and results of operations. We will continue to evaluate our intangible assets for potential impairment in accordance with our accounting policies.

Events giving rise to impairment are difficult to predict and are an inherent risk in the pharmaceutical industry. Some of the potential risks that could result in impairment of our IPR&D include negative clinical trial results, adverse regulatory developments, delay or failure to obtain regulatory approval, additional development costs, changes in the manner of our use or development of our product candidate, competition, earlier than expected loss of exclusivity, pricing pressures, higher operating costs, changes in tax laws, prices that third parties are willing to pay for our IPR&D or similar assets in an arm's-length transaction being less than the carrying value of our IPR&D, and other market and economic environment changes or trends, such as the ultimate scope and scale of the COVID-19 global pandemic and the impact of COVID-19 on patient enrollment in our IMPALA-2 trial. Events or changes in circumstances may lead to significant impairment charges on our IPR&D in the future, which could materially adversely affect our financial condition and results of operations.

Adverse developments affecting financial institutions, companies in the financial services industry, or the financial services industry generally, such as actual events or concerns involving liquidity, defaults, or non-performance, could adversely affect our operations and liquidity.

Actual events involving limited liquidity, defaults, non-performance, or other adverse developments that affect financial institutions or other companies in the financial services industry, or the financial services industry generally, or concerns or rumors about any such events, have in the past and may in the future lead to market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank was closed by the California Department of Financial Protection and Innovation, which appointed the FDIC as receiver.

As of March 30, 2023, we had cash and cash equivalent balances on deposit with Silicon Valley Bank in excess of the FDIC insurance limitation of $250 thousand ("FDIC Limit"). Our asset management account managed by Silicon Valley Bank is held in custody accounts at U.S. Bank N.A., and we do not currently believe that our ability to access our marketable securities as needed will be affected by the closure of Silicon Valley Bank.

The U.S. Department of the Treasury, Federal Reserve Board, and FDIC stated that all depositors of Silicon Valley Bank would have access to all of their money one business day following the date of closure; we and other depositors with Silicon Valley Bank received such access on March 13, 2023. Subsequently, FDIC Chairman Martin J. Gruenberg has announced that all bank depositors, including deposits in excess of the FDIC Limit, with SVB will be fully protected. However, uncertainty and liquidity concerns in the broader financial services industry remain. Inflation and rapid increases in interest rates have led to a decline in the trading value of previously issued government securities with interest rates below current market interest rates. The U.S. Department of the Treasury, Federal Reserve Board, and FDIC have announced a program to provide up to $25 billion of loans to financial institutions secured by such government securities held by financial institutions to mitigate the risk of potential losses on the sale of such instruments. However, widespread demands for customer withdrawals or other needs of financial institutions for immediate liquidity may exceed the capacity of the program. There is no guarantee that the U.S. Department of Treasury, Federal Reserve Board, and FDIC will provide access to uninsured funds in the future in the event of the closure of other banks or financial institutions in a timely fashion or at all.

Our access to our cash and cash equivalents in amounts adequate to finance our operations could be significantly impaired by the financial institutions with which we have arrangements directly facing liquidity constraints or failures. In addition, investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. Any material decline in available funding or our ability to access our cash and cash equivalents could adversely impact our ability to meet our operating expenses, result in breaches of our contractual obligations, or result in violations of federal or state wage and hour laws, any of which could have material adverse impacts on our operations and liquidity.

Risks Related to Our Business Strategy and Operations

We are substantially dependent upon the clinical, regulatory, and commercial success of our product candidate, molgramostim. Clinical drug development involves a lengthy and expensive process with an uncertain outcome, results of earlier studies and trials may not be predictive of future trial results, and our clinical trials may fail to adequately demonstrate to the satisfaction of regulatory authorities the safety and efficacy of our molgramostim product candidate.

The success of our business is dependent on our ability to advance the clinical development of molgramostim for the treatment of patients with aPAP.

Clinical development is expensive, can take many years to complete, and its outcome is inherently uncertain. A failure of one or more of our clinical trials can occur at any time during the clinical trial process as demonstrated by the results of our IMPALA trial in 2019 and AVAIL trial in 2020. The results of preclinical and early clinical trials of our product candidate may not be predictive of the results of later-stage clinical trials. There is a high failure rate for drugs proceeding through clinical trials, and product candidates in later stages of clinical trials may fail to show the required safety and efficacy despite having progressed through preclinical and initial clinical trials. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier clinical trials, and we cannot be certain that we will not face similar setbacks. Even if our clinical trials are completed, the results may not be sufficient to obtain regulatory approval for our product candidate.

Given the developmental nature of our product candidate, we are subject to risks associated with initiating, completing, and achieving positive outcomes from our current and future clinical trials, including:

- slow implementation, enrollment, and completion of the clinical trials;

- inability to enroll enough patients in the clinical trials;

- low patient compliance and adherence to dosing and reporting requirements, for example, incomplete reporting of patient reported outcomes in the clinical trials or missed doses;

- lack of safety and efficacy in the clinical trials;

- delays in manufacture of supplies for both drug and device components due to delays in formulation, process development, or manufacturing activities;

- requirements for additional nonclinical or clinical trials based on changes to formulation and/or changes to regulatory requirements;

- poor quality or missing data from the clinical trials; and

- requirements for additional clinical trials based on inconclusive or negative clinical results or changes in market, standard of care, and/or regulatory requirements.

If we successfully complete the necessary clinical trials for our product candidate, our success will be subject to the risks associated with obtaining regulatory approvals, product launch, and commercialization, including:

- FDA rejection of our BLA submissions for our product candidate;

- regulatory rejection in the EU, Japan, and other markets;

- delays during regulatory review and/or requirements of additional chemistry, manufacturing, and controls, nonclinical, or clinical studies, resulting in increased costs and/or delays in marketing approval and subsequent commercialization of the product candidate in the United States and other markets;

- inability to consistently manufacture commercial supplies of drug and delivery devices resulting in slowed market development and lower revenue;

- poor commercial sales due to:

  - the inability of our future sales organization or our potential commercialization partners to effectively sell the product candidate;

  - our lack of success in educating physicians and patients about the benefits, administration, and use of our product candidate;

  - the availability, perceived advantages, relative cost, relative safety, and relative efficacy of other products or treatments for the targeted indications of the product candidate;

  - low patient demand for the product candidate; and

  - poor prescription coverage and inadequate reimbursement for our product candidate;

- our inability to enforce our intellectual property rights in our product candidate; and

- reduction in the safety profile of our product candidate following approval.

Many of these clinical, regulatory, and commercial matters are beyond our control and are subject to other risks described elsewhere in this *Risk Factors* section. Accordingly, we cannot assure that we will be able to advance our product candidate further through final clinical development, or obtain regulatory approval of, commercialize, or generate significant revenue. If we cannot do so, or are significantly delayed in doing so, our business will be materially harmed.

Additionally, as we continue to advance the IMPALA-2 trial, there remains general uncertainty regarding the impact of COVID-19 and emerging variants on the aPAP patient population and physicians. Patients suffering from aPAP are prone to underlying lung conditions and are often treated by infectious disease specialists and pulmonologists. These treating physicians are on the front lines in addressing this global pandemic and have had to, understandably, focus their attention on COVID-19. Further, if an aPAP patient enrolled in the trial were to contract COVID-19, they may need to discontinue their participation.

If we fail to attract and retain senior management and key scientific personnel and develop and maintain relationships with service providers, consultants and advisers, we may be unable to successfully develop and commercialize our product candidate.

We have historically operated with a limited number of employees that manage third parties for most development activities. Institutional knowledge is concentrated within a small number of employees. Our success depends on our continued ability to attract, retain, and motivate highly qualified management, clinical, and scientific personnel. Our future success is highly dependent upon the contributions of our senior management, as well as our senior scientists and other members of our senior management team. The loss of services of any of these individuals, who all have at-will employment arrangements with us, could delay or prevent the successful development of our product pipeline, completion of our planned clinical trials, or the commercialization of our product candidate.

Replacing key employees may be a difficult, costly, and protracted process, and we may not have other personnel with the capacity to assume all the responsibilities of a key employee upon his/her departure. Transition periods can be difficult to manage and may cause disruption to our business.

In addition, there may be intense competition from other companies and organizations for qualified personnel. Other companies and organizations with which we compete for personnel may have greater financial and other resources and different risk profiles than us, and a history of successful development and commercialization. If we cannot attract and retain skilled personnel, as needed, we may not achieve our development and other goals.

The success of our business will depend on our ability to develop and maintain relationships with respected service providers and industry-leading consultants and advisers. If we cannot develop and maintain such relationships as needed, the rate and success at which we can develop and commercialize our product candidate may be limited. In addition, our outsourcing strategy, which has included engaging consultants that spend considerable time to manage key functional areas, may subject us to scrutiny under labor laws and regulations, which may divert management time and attention and have an adverse effect on our business and financial condition.

The COVID-19 global pandemic has required us to adapt our operations, such as enabling employees to work remotely, which may adversely affect their employment satisfaction or productivity.

We do not have, and do not have plans to, establish commercial manufacturing facilities. We completely rely on third parties for the manufacture and supply of our clinical trial drug and delivery device supplies and, if approved, commercial product materials. The loss of any of these vendors or a vendor's failure to provide us with an adequate supply of clinical trial or commercial product material in a timely manner and on commercially acceptable terms, or at all, could harm our business.

We outsource the manufacture of our molgramostim product candidate and do not plan to establish our own manufacturing facilities. To manufacture our product candidate, we have made numerous custom modifications at CMOs, making us highly dependent on these CMOs. For clinical and commercial supplies, if approved, we have supply agreements with third party CMOs for drug substance, finished drug product, drug delivery devices and other necessary components of our molgramostim product candidate. While we have secured long-term commercial supply agreements with many of the third party CMOs, we would need to negotiate agreements for commercial supply with several important CMOs, and we may not be able to reach agreement on acceptable terms. In addition, we rely on these third parties to conduct or assist us in key manufacturing development activities, including qualification of equipment, developing and validating methods, defining critical process parameters, releasing component materials, demonstrating comparability of DS and DP, and conducting stability testing, among other things. If these third parties are unable to perform their tasks successfully in a timely manner, whether for technical, financial, or other reasons, we may be unable to secure clinical trial material, or commercial supply material if approved, which likely would delay the initiation, conduct, or completion of our clinical trials or prevent us from having enough commercial supply material for sale, which would have a material and adverse effect on our business. For example, the impacts of the current COVID-19 global pandemic are evolving. There have been and could be additional delays in the manufacturing supply chain for our product candidate, including delays in procurement of materials for certain of our clinical trials due to the outbreak, potentially resulting in delays in clinical trials and recruitment. Further, we have experienced an increase in costs associated with the supply chain disruption. The extent to which the pandemic and global conflicts and acts of war impact our ability to procure sufficient supplies for the development and commercialization of our product candidate going forward will depend on the severity and duration of the spread of COVID-19 and emerging variants and the actions undertaken to contain the pandemic or treat its effects as well as the length and scope of global conflicts and acts of war.

All manufacturers of our clinical trial material and, if approved, commercial product, including drug substance manufacturers, must comply with cGMP requirements enforced by the FDA through its facilities inspection program and applicable requirements of foreign regulatory authorities. These requirements include manufacturing, quality control, quality assurance, and the maintenance of records and documentation. Manufacturers of our clinical trial material may be unable to comply with these cGMP requirements and with other FDA, state, and foreign regulatory requirements. While we and our representatives generally monitor and audit our manufacturers' systems, we do not have full control over their ongoing compliance with these regulations. Although the responsibility to maintain cGMP compliance is a requirement of third-party manufacturers, we bear ultimate responsibility for our supply chain and compliance with regulatory standards. Failure to comply with these requirements may result in fines and civil penalties, suspension of production, suspension or delay or failure to obtain product approval, product seizure or recall, or withdrawal of product approval.

Identification of and discussions with alternative vendors, if necessary, may be protracted and/or unsuccessful, or these new vendors may be unsuccessful in producing the same results as the current primary vendors producing the material. Therefore, if our primary and back-up vendors become unable or unwilling to perform their required activities, we could experience protracted delays or interruptions in the supply of clinical trial material and, ultimately, product for commercial sale, which would materially and adversely affect our development programs, commercial activities, operating results, and financial condition. In addition, the FDA or regulatory authorities outside of the United States may require that we have an alternate manufacturer of a drug product before approving it for marketing and sale in the United States or abroad and securing such alternate manufacturer before approval of a BLA could result in considerable additional time and cost prior to BLA approval. We have recently engaged a second source manufacturer for molgramostim.

Any new manufacturer or supplier of finished drug product or its component materials, including drug substance and delivery devices, would be required to qualify under applicable regulatory requirements and would need to have sufficient rights under applicable intellectual property laws to the method of manufacturing of such product or ingredients required by us. The FDA or foreign regulatory agency may require us to conduct additional clinical trials, collect stability data, and provide additional information concerning any new supplier, or change in a validated manufacturing process, including scaling-up production, before we could distribute products from that manufacturer or supplier or revised process. For example, if we were to engage a third party other than our current CMOs to supply the drug substance or drug product for future clinical trials or commercial sale, the FDA or regulatory authorities outside of the United States. may require us to conduct additional clinical and nonclinical studies to ensure comparability of the drug substance or drug product manufactured by our current CMOs to that manufactured by the new supplier. Changing of suppliers or equipment is particularly challenging for companies like us, with inhalation products, because any change could alter the performance of the drug product.

The manufacture of pharmaceutical products requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. Manufacturers of pharmaceutical products often encounter difficulties in production, particularly in scaling-up initial production. These problems include difficulties with production costs and yields, quality control, including stability of the product candidate and quality assurance testing, and shortages of qualified personnel. Our product candidate has not been manufactured at the scale we believe will be necessary to maximize its commercial value and, accordingly, after initial licensure and commercialization, we may encounter difficulties in attempting to scale-up production and may not succeed in that effort on a timely basis or at all. In addition, the FDA or other regulatory authorities may impose additional requirements as we scale up initial production capabilities, which may delay our scale-up activities and/or add expense.

If our manufacturers encounter any of the aforementioned difficulties or otherwise fail to comply with their contractual obligations or there are delays entering commercial supply agreements due to capital constraints, we may have insufficient quantities of material to support ongoing and/or planned clinical trials or to meet commercial demand, if approved. In addition, any delay or interruption in the supply of materials necessary or useful to manufacture our product candidate could delay the completion of our clinical trials, increase the costs associated with our development programs, and depending upon the period of delay, require us to commence new clinical trials at significant additional expense or terminate the trials completely. Delays or interruptions in the supply of commercial product could result in increased cost of goods sold and lost sales. We cannot provide assurance that manufacturing or quality control problems will not arise in connection with the manufacture of our clinical trial material or commercial product, if approved, or that third-party manufacturers will be able to maintain the necessary governmental licenses and approvals to continue manufacturing such clinical trial material or commercial product, as applicable. In addition, molgramostim is currently manufactured entirely outside the United States and, as a result, we may experience interruptions in supply due to shipping or customs difficulties or regional instability. Furthermore, changes in currency fluctuations, shipping costs, or import tariffs could adversely affect cost of goods sold. Any of the above factors could cause us to delay or suspend anticipated or ongoing trials, regulatory submissions, or commercialization of our product candidate, entail higher costs, or result in being unable to effectively commercialize our product. Our dependence upon third parties for the manufacture of our clinical trial material may adversely affect our future costs and our ability to develop and commercialize our product candidate on a timely and competitive basis.

The company intends to establish a redundant supply chain with second sources of drug substance and drug product manufacture. If the product manufactured at the second sources of manufacture is not demonstrated to be comparable with materials used in the clinical program, we will not be able to commercialize from these second sources.

We currently rely on and have engaged third-parties for our drug product and drug substance manufacturing to ensure all aspects of our manufacturing are validated and can produce product at commercial scale to serve as second source manufacturers and suppliers of the molgramostim drug substances to attain uninterrupted drug substance supply and mitigate approvability risk. If the second sources do not demonstrate the ability to provide drug substance and drug product manufacture comparable to our primary sources, the supply chain and scalability to commercialize molgramostim could be adversely impacted.

We rely significantly on third parties to conduct our nonclinical testing and clinical trials and other aspects of our molgramostim development program, and if those third parties do not satisfactorily perform their contractual obligations or meet anticipated deadlines, the development of our molgramostim product candidate could be adversely affected.

We do not employ personnel or possess the facilities necessary to conduct many of the activities associated with our programs. We engage consultants, advisors, CROs, and others to assist in the design and conduct of nonclinical and clinical trials of our product candidate, with interpretation of the results of those trials and with regulatory activities, and we

expect to continue to outsource all or a significant amount of such activities. Specifically, in early 2021, we engaged Parexel to support our IMPALA-2 clinical trial development activities. As a result, many important aspects of our development programs are and will continue to be outside our direct control, and our third-party service providers may not perform their activities as required or expected, including the maintenance of good clinical practice ("GCP"), good laboratories practice ("GLP"), and cGMP compliance, which are ultimately our responsibility to ensure. Further, such third parties may not be as committed to the success of our programs as our own employees and, therefore, may not devote the same time, thoughtfulness, or creativity to completing projects or problem-solving as our own employees would. To the extent we are unable to successfully manage the performance of third-party service providers, our business may be adversely affected.

The CROs that we engage to execute our clinical trials play a significant role in the conduct of the trials, including patient enrollment and the collection and analysis of trial data. We likely will depend on CROs and clinical investigators to conduct future clinical trials and to assist in analyzing data from completed trials and developing regulatory strategies for our product candidate. Individuals working at the CROs with which we contract, as well as investigators at the sites at which our trials are conducted, are not our employees, and we have limited control over the amount or timing of resources that they devote to their programs. In addition, our CROs may be affected by business or workforce interruptions for many reasons, including as a result of an outbreak of COVID-19, emerging variants, or another infectious disease, over which they and we have limited control. If our CROs, trial investigators, and/or third-party sponsors fail to devote sufficient time and resources to trials of our product candidate, if we and/or our CROs do not comply with all GLP and GCP regulatory and contractual requirements, or if their performance is substandard, we may delay commencement and/or completion of these trials, submission of applications for regulatory approval, regulatory approval, and commercialization of our product candidate. Failure of CROs to meet their obligations to us could adversely affect development of our product candidate.

In addition, CROs we engage may have relationships with other commercial entities, some of which may compete with us. Through intentional or unintentional means, our competitors may benefit from lessons learned on our projects that could ultimately harm our competitive position. Moreover, if a CRO fails to properly, or at all, perform our activities during a clinical trial, we may not be able to enter into arrangements with alternative CROs on acceptable terms or in a timely manner, or at all. Switching CROs may increase costs and divert management time and attention. In addition, there likely would be a transition period before a new CRO commences work. These challenges could result in delays in the commencement or completion of our clinical trials, which could materially impact our ability to meet our desired and/or announced development timelines and have a material adverse impact on our business and financial condition.

Our molgramostim product candidate may cause undesirable side effects or adverse events or have other properties that could delay or prevent our clinical development, regulatory approval, or commercialization.

Undesirable side effects or adverse events caused by our molgramostim product candidate could interrupt, delay, or halt clinical trials and could result in the denial of regulatory approval by the FDA or other regulatory authorities for any or all indications, and in turn prevent us from commercializing our product candidate. A significant challenge in clinical development is that the patient population in early trials, where small numbers of patients are required, is different from the patient population observed in later stage trials, where larger groups of patients are required. For example, patients in earlier-stage trials may be more sick, compliant, or otherwise motivated than patients in larger trials. As such, efficacy or safety results may differ significantly between trials. If we fail to demonstrate the efficacy of our drug candidate or undesirable side effects occur, they could possibly prevent approval, which would have a material and adverse effect on our business.

If our product candidate receives marketing approval and we or others later identify undesirable side effects caused by the product:

- regulatory authorities may require the addition of labeling statements, such as a "black box" warning or a contraindication;

- regulatory authorities may withdraw their approval of the product;

- we may be required to change the way the product is administered, conduct additional clinical trials, or change the labeling of the product; and

- our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the affected product or could substantially increase the costs and expenses of commercializing the product, which in turn could delay or prevent us from generating significant revenue from its sale.

We may not achieve our projected development goals in the time frames we have announced.

We have set goals for accomplishing certain objectives material to the successful development of our molgramostim product candidate. The actual timing of these events may vary due to many factors, including delays or failures in our nonclinical testing, clinical trials, and manufacturing and regulatory activities and the uncertainties inherent in the regulatory approval process. From time to time, we create estimates for the completion of enrollment of or announcement of data from clinical trials of our product candidate. However, predicting the rate of enrollment or the time from completion of enrollment to announcement of data for any clinical trial requires us to make significant assumptions that may prove to be incorrect. Our estimated enrollment rates and the actual rates may differ materially, and the time required to complete enrollment of any clinical trial may be considerably longer than we estimate. Such delays may adversely affect our financial condition and results of operations.

Even if we complete a clinical trial with successful results, we may not achieve our projected development goals in the time frames we initially anticipate or announce. If a development plan for a product candidate becomes more extensive and costly than anticipated, we may determine that the associated time and cost are not financially justifiable and, as a result, may discontinue development in a particular indication or of the product candidate as a whole. In addition, even if a trial did complete with successful results, changes may occur in regulatory requirements or policy during the period of product development and/or regulatory review of a BLA that relate to the data required to be included in BLAs, which may require additional studies that may be costly and time consuming. Any of these actions may be viewed negatively, which could adversely impact our financial condition.

Further, throughout development, we must provide adequate assurance to the FDA and other regulatory authorities that we can consistently develop and produce our product candidate in conformance with GLP, GCP, cGMP, and other regulatory standards. As discussed above, we rely on CMOs for the manufacture of clinical, and future commercial, quantities of our product candidate. If future FDA or other regulatory authority inspections identify cGMP compliance deficiencies at these third-party facilities, production of our clinical trial material or, in the future, commercial product, could be disrupted, causing potentially substantial delay in or failure of development or commercialization of our product candidate.

We are substantially dependent upon our primary CRO, Parexel, for conducting our IMPALA-2 clinical trial.

We do not employ personnel or possess the facilities necessary to conduct many of the activities associated with our IMPALA-2 clinical trial. We have engaged a CRO, Parexel, to assist in the conduct of the trial. As a result, many important aspects of our development programs are, and will, continue to be outside our direct control. Parexel may not perform their activities as required or expected, including the maintenance of GCP and GLP. Further, Parexel may not be as committed to the success of our program as our own employees would. To the extent we are unable to successfully manage the performance of Parexel, our business may be adversely affected.

Our employees, independent contractors and consultants, principal investigators, CROs, CMOs, other vendors, and any future commercial partners may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could cause significant liability for us and harm our reputation.

We are exposed to the risk that our employees, independent contractors and consultants, principal investigators, CROs, CMOs, other vendors, and any future commercial partners may engage in fraudulent conduct or other misconduct, including intentional failures to comply with FDA regulations or similar regulations of comparable foreign regulatory authorities, to provide accurate information to the FDA or comparable foreign regulatory authorities, to comply with manufacturing standards required by cGMP or our standards, to comply with federal and state healthcare fraud and abuse laws and regulations and similar laws and regulations established and enforced by comparable foreign regulatory authorities, and to report financial information or data accurately or disclose unauthorized activities to them. The misconduct of our employees and other service providers could involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. Although we have adopted a code of business conduct and ethics, it is not always possible to identify and deter such misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us or our service providers, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and results of operations, including the imposition of significant fines or other sanctions. For example, if one of our manufacturing partners were placed under a consent decree, we may be hampered in our ability to manufacture clinical or commercial supplies.

Our operations might be interrupted and financial results could be adversely impacted by the occurrence of a natural disaster, acts of war or terrorism, system malfunction, telecommunication and electrical failures or other catastrophic event, or public health crises, such as a pandemic (e.g., COVID-19).

As of December 31, 2022, our corporate headquarters is located in a commercial facility in Austin, Texas, USA, and we maintain additional facilities in Langhorne, Pennsylvania. Important documents and records, including copies of our regulatory documents and other records for our product candidate, are located both at a secure offsite document storage facility as well as at our own facilities, and we depend on our facilities for the continued operation of our business. Natural disasters and other catastrophic events, such as wildfires and other fires, earthquakes and extended power interruptions, public health crises, severe weather conditions, or acts of war or terrorism, such as the conflict between Russia and Ukraine, could significantly disrupt our operations and result in additional, unplanned expense. Any natural disaster or catastrophic event could disrupt our business operations and result in setbacks to our development programs. Even though we believe we carry commercially reasonable insurance, we might suffer losses that are not covered by or exceed the coverage available under these insurance policies.

In addition, our operations may be adversely impacted by international conflict. For example, tensions between Ukraine and Russia have escalated in 2022, culminating in Russia's invasion of Ukraine. The political and physical conditions in Ukraine and Russia, as well as in neighboring countries, may disrupt our supply chain and increase our costs, which may adversely affect our ability to conduct ongoing clinical trials and impact patients' ability to partake in our clinical trials. While we do not believe this conflict will have a material impact on our current operations, given the rapidly evolving situation and the potential to expand beyond Ukraine and Russia, the full impact of the conflict remains uncertain.

During the first quarter of 2020, COVID-19 was declared a pandemic by the World Health Organization, resulting in significant disruptions to United States and international manufacturing and supply chains or operations as well as travel restrictions in the United States and many other countries. Global supply chain disruptions have resulted in delays and increased costs associated with the goods. While the continued impact of the current COVID-19 pandemic and emerging variants on our business and financial results is uncertain, the COVID-19 pandemic has had a negative impact on our business, financial condition, and operating results. There have been and could be additional delays in the manufacturing supply chain for our product candidate, including delays in procurement of materials for certain of our clinical trials due to the outbreak, delays in clinical trials and recruitment. Further, we have experienced an increase in costs associated with the supply chain disruption. In a more severe scenario, our business, financial condition, and operating results could be more significantly affected. Given the dynamic nature of these circumstances, the impact of potential future disruptions of the manufacturing and supply chain associated with the COVID-19 pandemic and emerging variants is difficult to predict.

We currently have limited marketing capabilities and no sales organization. If we are unable to establish sales and marketing capabilities on our own or through third parties, we will be unable to successfully commercialize our product candidate, if approved, or generate product revenue.

To commercialize our molgramostim product candidate, if approved, in the United States and other jurisdictions we seek to enter, we must build our marketing, sales, managerial, and other non-technical capabilities, or make arrangements with third parties to perform these services, and we may not be successful in doing so. If our product receives regulatory approval, we expect to market such product in the United States through a focused, specialized sales force, which will be costly and time consuming. Institutionally, we have no prior experience in the marketing and sale of pharmaceutical products and there are significant risks involved in building and managing a sales organization, including our ability to hire, retain, and incentivize qualified individuals, generate sufficient sales leads, provide adequate training to sales and marketing personnel, and effectively manage a geographically dispersed sales and marketing team. Outside of the United States, we may consider collaboration arrangements. If we are unable to enter into such arrangements on acceptable terms or at all, we may not be able to successfully commercialize our product in certain markets. Any failure or delay in the development of our internal sales, marketing, and distribution capabilities would adversely impact the commercialization of our product. If we are not successful in commercializing our molgramostim product, either on our own or through collaborations with one or more third parties, our future product revenue will suffer, and we would incur significant additional losses.

To establish a sales and marketing infrastructure and expand our manufacturing capabilities, we will need to increase the size of our organization, and we may experience difficulties in managing this growth.

As of March 30, 2023, we had 28 employees including 18 employees engaged in research and development. As we advance our molgramostim product candidate through the development process and to commercialization, we will need to continue to expand our development, regulatory, quality, managerial, sales and marketing, operational, finance, and other resources to manage our operations and clinical trials, continue our development activities, and commercialize our product candidate, if approved. As our operations expand, we expect that we will need to manage additional relationships with various manufacturers and collaborative partners, suppliers, and other organizations.

Due to our limited financial resources and our limited experience in managing a company with such anticipated growth, we may not be able to effectively maintain or manage the expansion of our operations or recruit and train additional qualified personnel. In addition, the physical expansion of our operations may lead to significant costs and may divert our management attention and resources. Any inability to manage growth could delay the execution of our development and strategic objectives, or disrupt our operations, which could materially impact our business, revenue, and operating results.

Risks Related to Information Technology and Data Privacy

Our business and operations would suffer in the event of third-party computer system failures, cyber-attacks on third-party systems, or deficiency in our cyber-security.

We rely on information technology ("IT") systems, including third-party "cloud based" service providers, to keep financial records, maintain laboratory data, clinical data and corporate records, communicate with staff and external parties, and operate other critical functions. This includes critical systems such as email, other communication tools, electronic document repositories, and archives. If any of these third-party IT providers are compromised due to computer viruses, unauthorized access, malware, natural disasters, fire, terrorism, war and telecommunication failures, electrical failures, cyber-attacks, or cyber-intrusions over the internet, then sensitive emails or documents could be exposed or deleted. Similarly, we could incur business disruption if our access to the internet is compromised and we are unable to connect with third-party IT providers. The risk of a security breach or disruption, particularly through cyber-attacks or cyber-intrusion by computer hackers, foreign governments, or cyber-terrorists, has generally increased as the number, intensity, and sophistication of attempted attacks and intrusions from around the world have increased. In addition, we rely on those third parties to safeguard important confidential personal data regarding our employees and patients enrolled in our clinical trials. If a disruption event were to occur and cause interruptions in a third-party IT provider's operations, it could result in a disruption of our drug development programs. For example, the loss of clinical trial data from completed, ongoing, or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach results in loss or damage to our data or applications or inappropriate disclosure of confidential or proprietary information, we could incur liability and development of our product candidate could be delayed or could fail.

We have experienced and may continue to experience attempts to breach our security and attempts to introduce malicious software into our IT systems; however, to date and to our knowledge, such attacks have not resulted in any material damage to us. Because of the frequently changing attack techniques, along with the increased volume and sophistication of the attacks, there is the potential for the Company to be adversely impacted. Moreover, because the techniques used to gain access to or sabotage systems often are not recognized until launched against a target, we may be unable to anticipate the methods necessary to defend against these types of attacks, and we cannot predict the extent, frequency or impact these attacks may have on us. To the extent our business is interrupted, this impact could result in reputational, competitive, operational, or other business harm as well as financial costs and regulatory action, and the theft or unauthorized use or publication of our trade secrets and other confidential business information as a result of such an incident could adversely affect our competitive position.

We are continually working to maintain reliable systems to improve our operations. Our efforts include, but are not limited to, the following: firewalls, antivirus protection, patches, log monitors, routine backups with offsite retention of storage media, system audits, data partitioning, and routine password modifications. Our internal IT systems environment continues to evolve and our business policies and internal security controls may not keep pace as new threats emerge. No assurance can be given that our efforts to continue to enhance our systems will be successful.

The Company's remote working arrangements could significantly increase the Company's digital and cybersecurity risks.

A majority of our employees work remotely from their homes. With the shift to remote working and the use of virtual board and executive management meetings, cybersecurity risks are exponentially greater. Additionally, the Company's adoption of remote work arrangements may introduce additional threats to our information technology networks and infrastructure. Technology in employees' homes may not be as robust and could cause the networks, information systems, applications, and other tools available to employees to be more limited or less reliable than in our offices. These cyber risks include greater phishing, malware, and other cybersecurity attacks, vulnerability to disruptions of our information technology infrastructure and telecommunication systems for remote operations, increased risk of unauthorized dissemination of confidential information, limited ability to restore the systems in the event of a systems failure or interruption, greater risk of a security breach resulting in destruction or misuse of valuable information, and potential impairment of our ability to perform critical functions, including wiring funds, all of which could expose us to risks of data or financial loss, litigation and liability and could seriously disrupt our operations.

If we or our vendors fail to comply with data protection laws and regulations, we could be subject to government enforcement actions (which could include civil or criminal penalties), private litigation, and/or adverse publicity, which could negatively affect our operating results and business.

A number of state, national, and foreign laws and regulations apply to the collection, use, retention, protection, disclosure, transfer, and other processing of personal data. Due to our Danish subsidiary, Savara ApS, our clinical trial activities, and operations in Europe, we are subject to data protection laws in the EU, including the General Data Protection Regulation ("GDPR"). The GDPR, which became effective on May 25, 2018, has caused the EU requirements for the protection of personal data to become more stringent and increased the penalties for non-compliance. Penalties can consist of fines up to €20 million or 4% of global annual revenues, whichever is higher. As a result, we have been required to implement additional mechanisms to ensure compliance with the new EU data protection rules, which may cause us to incur additional costs. Similarly, in June 2018, California enacted the California Consumer Privacy Act of 2018 (the "CCPA"), which became effective in January 2020. The CCPA, among other things, requires covered companies to provide new disclosures to California consumers and afford such consumers new rights to opt-out of certain sales of personal information. The CCPA creates a private right of action for statutory damages for certain breaches of information and the California Attorney General has proposed regulations under the CCPA which became effective on July 1, 2020. In addition, the California Privacy Rights Act was passed in November 2020 expanding CCPA regulations and will have an impact on our future privacy obligations. Other states have enacted or proposed legislation that regulates the collection, use, and sale of personal information, and such regimes might not be compatible with either the GDPR or the CCPA. In Canada, both the federal government and certain provinces have also proposed new legislation imposing significant and unprecedented obligations, fines, and liabilities regarding data handling. We may be required to implement additional mechanisms to comply with the CCPA or such other state laws, or the proposed Canadian legislation, which may be difficult to implement and may require us to incur additional costs. If we or our vendors fail to comply with applicable data privacy laws, including the GDPR, we could be subject to government enforcement actions and significant penalties against us, and our business could be adversely impacted. A data security breach or change in applicable privacy or security laws or regulations could require us to devote significant management resources to address the problems created by the breach or such change in laws or regulations, and, further, to expend significant additional resources to upgrade the security measures that we employ to guard against such breaches or comply with such change in laws or regulations, each of which could disrupt our business, operations, and financial condition. Because many of these laws are new, there is little clarity as to their interpretation, as well as a lack of precedent for the scope of enforcement. Consequently, we may incur significant costs related to preventing breaches and ensuring compliance with applicable laws regarding the protection and unauthorized disclosure of personal information. The potential costs of non-compliance with these laws and regulations may include significant penalties.

Risks Related to Drug Development and Commercialization

We depend on the successful completion of clinical trials of our molgramostim product candidate, and any positive results in prior clinical trials do not ensure that ongoing or future clinical trials will be successful.

Pharmaceutical products are subject to stringent regulatory requirements covering quality, safety, and efficacy. The burden of proof is on the manufacturer, such as us, to show with substantial clinical data that the risk/benefit profile for any new drug is favorable. Only after successfully completing extensive pharmaceutical development, nonclinical testing, and clinical trials may a product be considered for regulatory approval.

Clinical trials are expensive, difficult to design and implement, they can take many years to complete, and outcomes are inherently uncertain. A drug product may fail to demonstrate positive results at any stage of testing despite having progressed satisfactorily through nonclinical testing and initial clinical trials. There is significant risk in clinical development where later stage clinical trials are designed and powered based on the analysis of data from earlier trials, with these earlier trials involving a smaller number of patients, and the results of the earlier trials being driven primarily by a subset of responsive patients. In addition, interim results of a clinical trial do not necessarily predict final results. Further, clinical trial data frequently are susceptible to varying interpretations. Medical professionals and/or regulatory authorities may analyze or weigh trial data differently than the sponsor company, resulting in delay or failure to obtain marketing approval for a product candidate. Additionally, the possible lack of standardization across multiple investigative sites may induce variability in the results which can interfere with the evaluation of treatment effects.

If we license rights to develop our product candidate to independent third parties or otherwise permit third parties to evaluate our product candidate in clinical trials, such as an investigator-sponsored clinical trial, we may have limited control over those clinical trials. For example, we have provided molgramostim and placebo for an investigator-sponsored clinical trial by the University of Giessen in Germany that will assess the potential efficacy of molgramostim in preventing progression of COVID-19 pneumonia to acute respiratory distress syndrome. Any safety or efficacy concern identified in a third-party sponsored trial could adversely affect our or another licensee's development of our product candidate and prospects for its regulatory approval, even if the data from that trial are subject to varying interpretations and analyses. If

serious adverse events are observed in such third-party sponsored trials, it could delay or cause the discontinuation of the development of the product candidate and have a material adverse effect on our business.

There are significant risks that ongoing and future clinical trials of our product candidate will not be successful. Negative or inconclusive results could cause the FDA and other regulatory authorities to require us to repeat or conduct additional clinical trials, which could significantly increase the time and expense associated with development of that product candidate or cause us to elect to discontinue one or more clinical programs.

Molgramostim has received Orphan Drug Designation by the FDA and in Europe. If a competitor obtains Orphan Drug exclusivity for a product with the same active ingredient and route of delivery as molgramostim for aPAP, we may be unable to market our product candidate until the exclusivity of the competing product expires.

Molgramostim has received Orphan Drug Designation in the United States by the FDA and in Europe by the EMA for the treatment of aPAP. Orphan Drug Designation will not shorten the regulatory review or reduce the clinical data requirements needed to obtain approval. If approval is received to market molgramostim, the FDA will not approve a similar product, with the same active ingredient, to molgramostim for seven years and the EMA will not approve a similar product to molgramostim for ten years, unless we are unable to produce enough supply to meet demand in the marketplace or another similar product, with the same active ingredient, is deemed clinically superior. Similar product candidates, with the same active ingredient and route of delivery, may be granted Orphan Drug Designation during the development of the respective products, but the Orphan Drug exclusivity is granted only to the first of such products approved, which means there is risk that a competitor product candidate may receive approval and Orphan Drug exclusivity before us, thus preventing us from marketing our product candidate until the exclusivity of the competing product expires. Also, the Orphan Drug status will not prevent a competitor with a different active ingredient from competing with our product candidate. If we are prevented from marketing one or more product candidate due to a competitor's Orphan Drug exclusivity, this would have a material adverse effect on our business.

Delays in commencement and completion of clinical trials are common and have many causes. Delays in clinical trials of our molgramostim product candidate would likely increase overall development costs and jeopardize our ability to obtain regulatory approval and successfully commercialize any approved product.

Clinical development typically is expensive, can take many years to complete, and its outcome is inherently uncertain. Clinical trials may not commence on time or be completed on schedule, if at all. The commencement and completion of clinical trials can be delayed for a variety of reasons, including:

- inability to raise sufficient funding to initiate or continue a clinical trial;

- delays in obtaining regulatory approval to commence a clinical trial;

- delays in identifying and reaching agreement on acceptable terms with prospective CROs, clinical trial sites, and investigators, which agreements can be subject to extensive negotiation and may vary significantly among trial sites;

- delays in obtaining regulatory approval in a prospective country;

- delays in obtaining ethics committee approval to conduct a clinical trial at a prospective site;

- delays in reaching agreements on acceptable terms with prospective CMOs or other vendors for the production and supply of clinical trial material and, if necessary, drug administration devices, which agreements can be subject to extensive negotiation;

- delays in the production or delivery of sufficient quantities of clinical trial material or drug delivery devices from our CMOs and other vendors to initiate or continue a clinical trial;

- delays due to product candidate recalls as the result of stability failure, excessive product complaints, or other failures of the product candidate during its use or testing;

- invalidation of clinical data caused by premature unblinding or integrity issues;

- invalidation of clinical data caused by mixing up of the active drug and placebo through randomization or manufacturing errors;

- delays on the part of our CROs, CMOs, and other third-party contractors in developing procedures and protocols or otherwise conducting activities in accordance with applicable policies and procedures and in accordance with agreed upon timelines;

- delays in identifying and hiring or engaging, as applicable, additional employees or consultants to assist in managing clinical trial-related activities;

- delays in recruiting and enrolling individuals to participate in a clinical trial, which historically can be challenging in orphan diseases;

- delays caused by patients dropping out of a clinical trial due to side effects, concurrent disorders, difficulties in adhering to the trial protocol, unknown issues related to different patient profiles than in previous trials, contracting COVID-19 or an emerging variant, or otherwise;

- delays in having patients complete participation in a clinical trial, including returning for post-treatment follow-up;

- delays resulting from clinical trial sites dropping out of a trial, providing inadequate staff support for the trial, problems with shipment of trial supplies to clinical sites, or focusing its staff's efforts on enrolling trials that compete for the same patient population;

- suspension of enrollment at a trial site or the imposition of a clinical hold by the FDA or other regulatory authority following an inspection of clinical trial operations at trial sites or finding of a drug-related serious adverse event;

- delays in quality control/quality assurance procedures necessary for trial database lock and analysis of unblinded data;

- delays, inconsistencies, or negative results in statistical analyses of clinical trial data;

- delays in enrollment and the treatment of patients caused by COVID-19 and emerging variants; and

- delays due to supply chain disruptions as a result of COVID-19 and emerging variants, international conflict, or other unexpected event.

Patient enrollment, a critical component to successful completion of a clinical trial, is affected by many factors, including the size and nature of the trial population, the proximity of patients to clinical sites, the eligibility criteria for the trial, the design of the clinical trial, ongoing trial competing for the same patient population and clinicians, and patients' perceptions as to the potential advantages of the drug being studied in relation to available alternatives, including therapies being investigated by other companies which may be viewed as more beneficial or important to study, fear of being randomized to the placebo arm, and changes in standard of care. Challenges to complete enrollment can be exacerbated in orphan indications, like those being pursued by us, with a limited number of qualifying patients and the lack of clinical sites with the necessary expertise and experience to conduct our trials. Further, completion of a clinical trial and/or its results may be adversely affected by failure to retain patients who enroll in a trial but withdraw due to adverse side effects, perceived lack of efficacy, belief that they are on placebo, improvement in condition before treatment has been completed, for personal reasons, without reason, or by patients who fail to return for or complete post-treatment follow-up.

For example, although we are not aware of any companies developing an inhaled form of GM-CSF for the treatment of aPAP, Leukine® (sargramostim), a yeast-derived recombinant human granulocyte-macrophage colony stimulating factor, rhu-GM-CSF, which is a product of Partner Therapeutics, Inc., is being pharmacy-compounded and utilized by some patients, domestically and internationally, for the off-label treatment of aPAP. Additionally, Partner Therapeutics, Inc. is working with the Pharmaceuticals and Medical Devices Agency and the Ministry of Health, Labour, and Welfare in Japan for regulatory approval of Leukine® for the treatment of aPAP. We cannot assess the likelihood of formal regulatory approval of Leukine®, the effectiveness of its off-label administration to patients with aPAP, or the number of aPAP patients using Leukine® for the pharmacy-compounded off-label treatment. However, the current off-label administration of Leukine® could adversely affect the enrollment of patients in our IMPALA-2 trial.

Clinical trials may not begin on time or be completed in the time frames we anticipate and may be costlier than we anticipate for a variety of reasons, including one or more of those described above. The length of time necessary to successfully complete clinical trials vary significantly and is difficult to predict accurately. We may make statements

regarding anticipated timing for completion of enrollment in and/or availability of results from our clinical trials, but such predictions are subject to a number of significant assumptions and actual timing may differ materially for a variety of reasons, including patient enrollment rates, length of time needed to prepare raw trial data for analysis and then to review and analyze it, and other factors described above. If we experience delays in the completion of a clinical trial, if a clinical trial is terminated, or if failure to conduct a trial in accordance with regulatory requirements or the trial's protocol leads to deficient safety and/or efficacy data, the regulatory approval and/or commercial prospects for our product candidate may be harmed, and our ability to generate product revenue will be delayed. In addition, any delays in completing our clinical trials likely will increase our development costs. Further, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials have in the past and may in the future ultimately lead to the denial of regulatory approval of a product candidate. Even if we ultimately commercialize a product candidate, the standard of care may have changed or other therapies for the same indications may have been introduced to the market in the interim and may establish a competitive threat to us or diminish the need for our products.

Clinical trials are very expensive, difficult to design and implement, often take many years to complete, and the outcome is inherently uncertain.

Clinical development of pharmaceutical products for humans is generally very expensive, takes many years to complete, and failures can occur at any stage of clinical testing. We estimate that clinical development of our product candidate will take several additional years to complete; however, because of the variety of factors that can affect the design, timing, and outcome of clinical trials, we are unable to estimate the exact funds required to complete research and development, obtain regulatory approval, and commercialize our product candidate. We will need significant additional capital to continue to advance our products as per current business plans.

Failure at any stage of clinical testing is not uncommon and we may encounter problems that would require additional, unplanned trials or cause us to abandon a clinical development program.

In addition, a clinical trial may be suspended or terminated by us, an Independent Review Board ("IRB"), a data safety monitoring board, the FDA, or other regulatory authorities due to a number of factors, including:

- lack of adequate funding to continue the trial;

- failure to conduct the trial in accordance with regulatory requirements or the trial's protocol;

- inspection of clinical trial operations or sites by the FDA or other regulatory authorities resulting in the imposition of a clinical hold;

- unforeseen safety issues, including adverse side effects; or

- changes in governmental regulations or administrative actions.

Changes in governmental regulations and guidance relating to clinical trials may occur and we may need to amend clinical trial protocols to reflect these changes, or we may amend trial protocols for other reasons. Amendments may require us to resubmit protocols to IRBs for re-examination and approval or renegotiate terms with CROs, clinical trial sites, and investigators, all of which may adversely impact the costs or timing of or our ability to successfully complete a trial.

There is significant uncertainty regarding the regulatory approval process for any investigational new drug, substantial further testing and validation of our product candidate and related manufacturing processes may be required, and regulatory approval may be conditioned, delayed, or denied, any of which could delay or prevent us from successfully marketing our product candidate and substantially harm our business.

Pharmaceutical products generally are subject to rigorous nonclinical testing and clinical trials and other approval procedures mandated by the FDA and foreign regulatory authorities. Various federal and foreign statutes and regulations also govern or materially influence the manufacturing, safety, labeling, storage, record keeping, and marketing of pharmaceutical products. The process of obtaining these approvals and the subsequent compliance with appropriate United States and foreign statutes and regulations is time-consuming and requires the expenditure of substantial resources. Molgramostim is currently in Phase 3 clinical testing. The top line results from our first Phase 3 clinical trial, IMPALA, were released by us on June 12, 2019 and did not meet all of the statistical goals and protocol end points. On October 1, 2019, we received a written response from the FDA in connection with a Type C meeting regarding the molgramostim development program for aPAP and results from IMPALA in which the FDA indicated that the data provided in the briefing package for the Type C meeting did not provide sufficient evidence of efficacy and safety for the treatment of aPAP.

On December 23, 2019, the FDA provided communication to us regarding the granting of Breakthrough Therapy designation, a process designed to expedite the development and review of drugs that are intended to treat a serious condition and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over available therapy on clinically significant endpoint(s), for molgramostim for the treatment of aPAP. As such, we have worked with the FDA and EMA and determined the scope and design of an additional Phase 3 trial for the molgramostim development program for the treatment of aPAP, the IMPALA-2 trial. The scope, powering, cost, and timing of IMPALA-2 will require us to expend substantial additional resources. Any additional clinical trials, and/or other costly trials, could require us to expend substantial additional resources and could significantly extend the timeline for clinical development prior to market approval.

Significant uncertainty exists with respect to the regulatory approval process for any investigational new drug, including molgramostim. Regardless of any guidance the FDA or foreign regulatory agencies may provide a drug's sponsor during its development, the FDA or foreign regulatory agencies retain complete discretion in deciding whether to accept a BLA, or the equivalent foreign regulatory approval submission for filing or, if accepted, whether to approve a BLA. There are many components to a BLA or marketing authorization application submission in addition to clinical trial data. For example, the FDA or foreign regulatory agencies will review the sponsor's internal systems and processes, as well as those of its CROs, CMOs, and other vendors, related to development of its product candidates, including those pertaining to its clinical studies and manufacturing processes. Before accepting a BLA or the equivalent foreign regulatory approval submission for review or before approving the BLA or its equivalent, the FDA or foreign regulatory agencies may request that we provide additional information that may require significant resources and time to generate and there is no guarantee that our product candidate will be approved for any indication for which we may apply. The FDA or foreign regulatory agencies may choose not to approve a BLA or its equivalent for a variety of reasons, including a decision related to the safety or efficacy data, manufacturing controls or systems, or for any other issues that the agency may identify related to the development of its product candidates. Even if one or more Phase 3 clinical trials are successful in providing statistically significant evidence of the efficacy and safety of the investigational drug, the FDA or foreign regulatory agencies may not consider efficacy and safety data from the submitted trials adequate scientific support for a conclusion of effectiveness and/or safety and may require one or more additional Phase 3 or other trials prior to granting marketing approval. If this were to occur, the overall development cost for the product candidate would be substantially greater and competitors may bring products to market before us, which could impair our ability to generate revenues from the product candidate, or even seek approval, if blocked by a competitor's Orphan Drug exclusivity, which would have a material adverse effect on our business, financial condition, and results of operations.

Further, development of our product candidate and/or regulatory approval may be delayed for reasons beyond our control. For example, U.S. federal government shut-downs or budget sequestrations, such as ones that occurred during January 2018 and December 2018 through January 2019, may result in significant reductions to the FDA's budget, employees, and operations, which may lead to slower response times and longer review periods, potentially affecting our ability to progress development of our product candidate or obtain regulatory approval for our product candidate. Further, regulatory oversight and actions may be disrupted or delayed in regions particularly impacted by COVID-19 and emerging variants if regulators and industry professionals are expending significant and unexpected resources addressing the outbreak.

Even if the FDA or foreign regulatory agencies grant approvals for a product candidate, the conditions or scope of the approval(s) may limit successful commercialization of the product candidate and impair our ability to generate substantial sales revenue. For example, molgramostim could be approved with restrictions for use only by patients unresponsive to the current standard of care or the FDA may approve label claims with age restrictions and/or treatment duration limitations. The FDA may limit the label of molgramostim to a subset of patients based on a review of which patient groups had the greatest efficacious response in clinical trials. Such label restriction may be undesirable and may limit successful commercialization. The FDA or foreign regulatory agencies may also only grant marketing approval contingent on the performance of costly post-approval nonclinical or clinical studies, or subject to warnings or contraindications that limit commercialization. Additionally, even after granting approval, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, and recordkeeping for our products will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, and continued compliance with cGMP, GCP, international conference on harmonization regulations, and GLP, which are regulations and guidelines that are enforced by the FDA or foreign regulatory agencies for all clinical development and for any clinical studies that we conduct post-approval. The FDA or foreign regulatory agencies may decide to withdraw approval, add warnings, or narrow the approved indications in the product label, or establish risk management programs that could restrict distribution of our products. These actions could result from, among other things, safety concerns, including unexpected side effects or drug interaction problems, or concerns over misuse of a product. If any of these actions were to occur following approval, we may have to discontinue commercialization of the product, limit our sales and marketing efforts, implement risk minimization procedures, and/or conduct post-approval studies, which in turn could result in significant expense and delay or limit our ability to generate sales revenues.

Regulations may be changed prior to submission of a marketing application that require higher hurdles than currently anticipated. These may occur as a result of drug scandals, recalls, or a political environment unrelated to our products.

Even if we receive regulatory approval for our product candidate, we may face regulatory difficulties that could materially and adversely affect our business, financial condition, and results of operations.

Even if initial regulatory approval is obtained, as a condition to the initial approval, the FDA or a foreign regulatory agency may impose significant restrictions on a product's indicated uses or marketing or impose ongoing requirements for potentially costly post-approval studies or marketing surveillance programs, any of which would limit the commercial potential of the product. Our molgramostim product candidate also will be subject to ongoing FDA requirements related to the manufacturing processes, labeling, packaging, storage, distribution, advertising, promotion, record-keeping, and submission of safety and other post-market information regarding the product. For instance, the FDA may require changes to approved drug labels, require post-approval clinical studies, and impose distribution and use restrictions on certain drug products. In addition, approved products, manufacturers, and manufacturers' facilities are subject to continuing regulatory review and periodic inspections. If previously unknown problems with a product are discovered, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, the FDA may impose restrictions on that product or us, including requiring withdrawal of the product from the market. If we or a CMO of ours fail to comply with applicable regulatory requirements, a regulatory agency may:

- issue warning letters or untitled letters;

- impose civil or criminal penalties;

- suspend or withdraw regulatory approval;

- suspend or terminate any ongoing clinical trials;

- refuse to approve pending applications or supplements to approved applications;

- exclude our product from reimbursement under government healthcare programs, including Medicaid or Medicare;

- impose restrictions or affirmative obligations on our or our CMO's operations, including costly new manufacturing requirements;

- close the facilities of a CMO; or

- seize or detain products or require a product recall.

If our product candidate receives regulatory approval but fails to achieve significant market acceptance among the medical community, patients, or third-party payers, the revenue we generate from its sales will be limited and our business may never achieve profitability.

Our success will depend in substantial part on the extent to which our product candidate, if approved, is accepted by the medical community and patients and reimbursed by third-party payers, including government payers. The degree of market acceptance with respect to our approved product, if any, will depend upon a number of factors, including:

- the safety and efficacy of our product as demonstrated in clinical trials;

- acceptance in the medical and patient communities of our product as a safe and effective treatment;

- the product's taste, ease of use, or features associated with the delivery device;

- the perceived advantages of our product over alternative treatments, including with respect to the incidence and severity of any adverse side effects and the cost of treatment;

- the indications for which our product is approved;

- claims or other information (including limitations or warnings) in a product's approved labeling;

- reimbursement and coverage policies of government and other third-party payers;

- pricing and cost-effectiveness of our product relative to alternative treatments;

- availability of alternative treatments;

- smaller-than-expected market size due to lack of disease awareness of a rare disease, or the patient population with a specific rare disease being smaller than anticipated;

- inappropriate diagnostic efforts due to limited knowledge and/or resources among clinicians;

- difficulties identifying patients;

- the prevalence of off-label substitution of chemically equivalent products or alternative treatments; and

- the resources we devote to marketing our product and restrictions on promotional claims we can make with respect to the product.

We cannot predict with reasonable accuracy whether physicians, patients, healthcare insurers, health maintenance organizations, or the medical community in general, will accept or utilize our product, if approved. If our product candidate is approved but does not achieve an adequate level of acceptance by these parties, we may not generate sufficient revenue to become or remain profitable. In addition, our efforts to educate the medical community and third-party payers regarding benefits of our product may require significant resources and may never be successful.

If we determine that a product candidate may not achieve adequate market acceptance or that the potential market size does not justify additional expenditures on the program, we may reduce our expenditures on the development and/or the process of seeking regulatory approval of the product candidate while we evaluate whether and on what timeline to move the program forward.

Even if we receive regulatory approval to market our product candidate in the United States, we may never receive approval or commercialize our product outside of the United States, which would limit our ability to realize the full commercial potential of our product candidate.

In order to market products outside of the United States, we must establish and comply with the numerous and varying regulatory requirements of other countries regarding safety and efficacy. Approval procedures vary among countries and can involve additional product testing and validation and additional administrative review periods. The time required to obtain approval in other countries generally differs from that required to obtain FDA approval. The regulatory approval process in other countries may include all of the risks detailed above regarding FDA approval in the United States, as well as other risks. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory process in others. Failure to obtain regulatory approval in other countries or any delay or setback in obtaining such approval could have the same adverse effects detailed above regarding FDA approval in the United States. As described above, such effects include the risks that our product candidate may not be approved for all indications requested, which could limit the uses of our product candidate and have an adverse effect on product sales, and that such approval may be subject to limitations on the indicated uses for which the product may be marketed or require costly, post-marketing follow-up trials. Conversely, if the product candidate does receive approval outside the United States in the future, we may not meet the FDA requirements in the United States for approval.

We must comply with the U.S. Foreign Corrupt Practices Act and similar foreign anti-corruption laws.

The FCPA, to which we are subject, prohibits corporations and individuals from engaging in certain activities to obtain or retain business or to influence a person working in an official capacity. It is illegal to pay, offer to pay, or authorize the payment of anything of value to any foreign government official, government staff member, political party, or political candidate in an attempt to obtain or retain business or to otherwise influence a person working in an official capacity. We face the risk that an employee or agent could be accused of violating one or more of these laws, particularly in geographies where significant overlap exists between local government and healthcare industries. In many countries, hospitals are operated by the government and doctors and other hospital employees are considered foreign officials. Certain payments to hospitals in connection with clinical trials and other work have been deemed to be improper payments to government officials and have led to FCPA enforcement actions. Such an accusation, even if unwarranted, could prove disruptive to our developmental and commercialization efforts. The FCPA also obligates companies whose securities are listed in the United States to comply with certain accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the company, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations. The SEC may suspend or bar issuers from trading securities on United States exchanges for violations of the FCPA's accounting provisions.

Other countries have similar laws with which we must comply. The provision of benefits or advantages to physicians to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order, or use of medicinal products is prohibited in the E.U. The provision of benefits or advantages to physicians is also governed by the national anti-bribery laws, such as the U.K. Bribery Act 2010. Infringement of these laws could result in substantial fines and imprisonment. Payments made to physicians in certain E.U. member states must be publicly disclosed. Moreover, agreements with physicians often must be the subject of prior notification and approval by the physician's employer, his or her competent professional organization and/or the regulatory authorities of the individual country. These requirements are provided in the national laws, industry codes, or professional codes of conduct. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines, or imprisonment.

Risks Related to Our Intellectual Property

Our success will depend on obtaining and maintaining effective patent and other intellectual property protection for our product candidate and proprietary technology.

We have no patent protection for molgramostim for the treatment of aPAP, and primarily rely on the Orphan Drug exclusivity as our primary barrier to competition. Molgramostim utilizes proprietary delivery devices with exclusive supply agreements and receives additional protection via a proprietary cell bank used in the production of the drug substance.

Our success will depend on our ability to:

- obtain and maintain exclusivity rights with respect to our products and their uses;

- prevent third parties from infringing upon our proprietary rights;

- maintain proprietary know-how and trade secrets;

- operate without infringing upon the patents and proprietary rights of others; and

- obtain appropriate licenses to patents or proprietary rights held by third parties if infringement would otherwise occur, or if necessary, to secure exclusive rights to them, both in the United States and in foreign countries.

The patent and intellectual property positions of biopharmaceutical companies generally are highly uncertain, involve complex legal and factual questions, and have been and continue to be the subject of much litigation. There is no guarantee that we have or will develop or obtain the rights to products or processes that are patentable, that patents will issue from any pending applications or that claims allowed will be sufficient to protect the technology we develop or have developed or that is used by us, our CMOs, or our other service providers. In addition, any patents that are issued to us may be limited in scope or challenged, invalidated, infringed, or circumvented, including by our competitors, and rights we have under issued patents may not provide competitive advantages to us. If competitors can develop and commercialize technology and products similar to ours, our ability to successfully commercialize our technology and products may be impaired.

Patent applications in the United States are confidential for a period of time until they are published, and publication of discoveries in scientific or patent literature typically lags actual discoveries by several months. As a result, we cannot be certain that the inventors listed in any patent or patent application owned by us were the first to conceive of the inventions covered by such patents and patent applications (for United States patent applications filed before March 15, 2013), or that such inventors were the first to file patent applications for such inventions outside the United States and, after March 15, 2013, in the United States. In addition, changes in or different interpretations of patent laws in the United States and foreign countries may affect our patent rights and limit the number of patents we can obtain, which could permit others to use our discoveries or to develop and commercialize our technology and products without any compensation to us.

We also rely on unpatented know-how and trade secrets and continuing technological innovation to develop and maintain our competitive position, which we seek to protect, in part, through confidentiality agreements with employees, consultants, collaborators, and others. We also have invention or patent assignment agreements with our employees and certain consultants. The steps we have taken to protect our proprietary rights, however, may not be adequate to preclude misappropriation of or otherwise protect our proprietary information or prevent infringement of our intellectual property rights, and we may not have adequate remedies for any such misappropriation or infringement. In addition, it is possible that inventions relevant to our business could be developed by a person not bound by an invention assignment agreement with us or independently discovered by a competitor.

We also intend to rely on regulatory exclusivity for protection of our product candidate, if approved for commercial sale. Implementation and enforcement of regulatory exclusivity, which may consist of regulatory data protection and market protection, varies widely from country to country. Failure to qualify for regulatory exclusivity, or failure to obtain or maintain the extent or duration of such protections that we expect for our product candidate, if approved, could affect our decision on whether to market the products in a particular country or countries or could otherwise have an adverse impact on our revenue or results of operations. For molgramostim, which is administered via nebulization, we may rely on regulatory exclusivity for the combination of molgramostim and its delivery system. However, there is no assurance that our molgramostim product and its delivery system, if approved, will benefit from this type of market protection.

We may rely on trademarks, trade names, and brand names to distinguish our molgramostim product, if approved for commercial sale, from the products of our competitors. We intend to seek approval for a new name for molgramostim that meets the FDA's and foreign regulatory requirements. However, our trademark applications may not be approved. Third parties may also oppose our trademark applications or otherwise challenge our use of the trademarks, in which case we may expend substantial resources to defend our proposed or approved trademarks and may enter into agreements with third parties that may limit our use of our trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our product, which could result in loss of brand recognition and could require us to devote significant resources to advertising and marketing these new brands. For example, we filed a trademark for the name "Savara" and were challenged. We decided to terminate the application, but we may revisit such filings at a future date. Further, our competitors may infringe on our trademarks or we may not have adequate resources to enforce our trademarks.

Our success depends on our ability to prevent competitors from duplicating or developing and commercializing equivalent versions of our product candidate, but patent protection may be difficult to obtain and any issued claims may be limited.

If we are issued a patent, it may not provide us with significant competitive advantages because the validity or enforceability of the patents may be challenged and, if instituted, one or more of the challenges may be successful. Patents may be challenged in the United States under post-grant review proceedings, *inter partes* re-examination, *ex parte* re-examination, or challenges in district court. Patents issued in foreign jurisdictions may be subjected to comparable proceedings lodged in various foreign patent offices, or courts. These proceedings could result in either loss of the patent or loss or reduction in the scope of one or more of the claims of the patent. Even if a patent issues and is held valid and enforceable, competitors may be able to design around our patents, such as by using pre-existing or newly developed technology, in which case competitors may not infringe our issued claims and may be able to market and sell products that compete directly with us before and after our patents expire.

The patent prosecution process is expensive and time-consuming. We and any future licensors and licensees may not apply for or prosecute patents on certain aspects of our product candidate at a reasonable cost, in a timely fashion, or at all. We may not have the right to control the preparation, filing, and prosecution of some patent applications related to our product candidate or technology. As a result, these patents and patent applications may not be prosecuted and enforced in a manner consistent with our best interests. It is also possible that we or any future licensors or licensees will fail to identify patentable aspects of inventions made in the course of development and commercialization activities before it is too late to obtain patent protection on them. Further, it is possible that defects of form in the preparation or filing of our patent applications may exist, or may arise in the future, such as with respect to proper priority claims, inventorship, assignment, or claim scope. If there are material defects in the form or preparation of our patents or patent applications, such patents or applications may be invalid or unenforceable. In addition, one or more parties may independently develop similar technologies or methods, duplicate our technologies or methods, or design around the patented aspects of our products, technologies, or methods. Any of these circumstances could impair our ability to protect our products, if approved, in ways which may have an adverse impact on our business, financial condition, and operating results.

Furthermore, the issuance of a patent is not conclusive as to its inventorship, scope, validity, or enforceability, and future patents we may own or license may be challenged in the courts or patent offices in and outside of the United States. Such challenges may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated, or held unenforceable, in whole or in part, which could limit our ability to use our patents to stop others from using or commercializing similar or identical products or technology, or limit the duration of the patent protection of our technology and drugs. Given the amount of time required for the development, testing, and regulatory review of new drug candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized.

Enforcement of intellectual property rights in certain countries outside the United States. has been limited or non-existent. Future enforcement of patents and proprietary rights in many other countries will likely be problematic or unpredictable. Moreover, the issuance of a patent in one country does not assure the issuance of a similar patent in another country. Claim interpretation and infringement laws vary by nation, so the extent of any patent protection is uncertain and may vary in different jurisdictions.

Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees, and various other governmental fees on patents and applications are required to be paid to the United States Patent and Trademark Office ("USPTO"), and various governmental patent agencies outside of the United States in several stages over the lifetime of the patents and applications. The USPTO and various non-United States governmental patent agencies require compliance with a number of procedural, documentary, fee payment, and other similar provisions during the patent application process and after a patent has been issued. There are situations in which non-compliance can result in decreased patent term adjustment or in abandonment or lapse of the patent or patent application, leading to partial or complete loss of patent rights in the relevant jurisdiction.

Third parties may claim that our product, if approved, infringe on their proprietary rights and may challenge the approved use or uses of a product or its patent rights through litigation or administrative proceedings, and defending such actions may be costly and time consuming, divert management attention away from our business, and result in an unfavorable outcome that could have an adverse effect on our business.

Our commercial success depends on our ability and the ability of our CMOs and component suppliers to develop, manufacture, market, and sell our product and product candidate and use our proprietary technology without infringing the proprietary rights of third parties. Numerous United States and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are or may be developing products. Because patent applications can take many years to publish and issue, there currently may be pending applications, unknown to us, that may later result in issued patents that our product, product candidate, or technology infringe, or that the process of manufacturing our product or any of our respective component materials, or the component materials themselves, infringe, or that the use of our product, product candidate, or technology infringe.

We or our CMOs or component material suppliers may be exposed to, or threatened with, litigation by a third party alleging that our product, product candidate, and/or technology infringe its patents and/or other intellectual property rights, or that one or more of the processes for manufacturing our product or any of our respective component materials, or the component materials themselves, or the use of our product, product candidate, or technology, infringe its patents and/or other intellectual property rights. If a third-party patent or other intellectual property right is found to cover our product, product candidate, technology, or our uses, or any of the underlying manufacturing processes or components, we could be required to pay damages and could be unable to commercialize our product or use our technology or method unless we are able to obtain a license to the patent or intellectual property right. A license may not be available to us in a timely manner or on acceptable terms, or at all. In addition, during litigation, the third-party alleging infringement could obtain a preliminary injunction or other equitable remedy that could prohibit us from making, using, selling, or importing our product, technology, or method.

There generally is a substantial amount of litigation involving patent and other intellectual property rights in the industries in which we operate, and the cost of such litigation may be considerable. We can provide no assurance that our product candidate or technology will not infringe patents or rights owned by others, licenses to which might not be available to us in a timely manner or on acceptable terms, or at all. If a third party claims that we or our CMOs or component material suppliers infringe its intellectual property rights, we may face a number of issues, including, but not limited to:

- infringement and other intellectual property claims which, with or without merit, may be expensive and time consuming to litigate and may divert management's time and attention from our business;

- substantial damages for infringement, including the potential for treble damages and attorneys' fees, which we may have to pay if it is determined that the product and/or its use at issue infringes or violates the third party's rights;

- a court prohibiting us from selling or licensing the product unless the third party licenses its intellectual property rights to us, which it may not be required to do;

- if a license is available from the third party, we may have to pay substantial royalties, fees and/or grant cross-licenses to the third party; and

- redesigning our product or process so they do not infringe, which may not be possible or may require substantial expense and time.

There may be issued or filed claims covering our product, product candidate, or technology or those of our CMOs or component material suppliers or the use of our product, product candidate, or technology. Additionally, such patents may be issued or filed in the future. Because of the large number of patents issued and patent applications filed in the industries in which we operate, there is a risk that third parties may allege they have patent rights encompassing our product, product candidate, or technology, or those of our CMOs or component material suppliers, or uses of our product, product candidate, or technology.

In the future, it may be necessary for us to enforce our proprietary rights, or to determine the scope, validity, and unenforceability of other parties' proprietary rights, through litigation or other dispute proceedings, which may be costly, and to the extent we are unsuccessful, adversely affect our rights. In these proceedings, a court or administrative body could determine that our claims, including those related to enforcing patent rights, are not valid or that an alleged infringer has not infringed our rights. The uncertainty resulting from the mere institution and continuation of any patent or other proprietary rights-related litigation or interference proceeding could have a material and adverse effect on our business prospects, operating results, and financial condition.

Risks Related to Our Industry

We expect competition in the marketplace for our molgramostim product candidate should it receive regulatory approval.

Molgramostim has received Orphan Drug Designation from the FDA and the EMA. Orphan Drug Designation will provide market exclusivity in the United States for seven years and ten years in Europe, but only if (i) molgramostim receives market approval before a competitor using the same active compound for the same indication, (ii) we are able to produce sufficient supply to meet demand in the marketplace, and (iii) another product with the same active ingredient is not deemed clinically superior.

The industries in which we operate (biopharmaceutical, specialty pharmaceutical, biotechnology, and pharmaceutical) are highly competitive and subject to rapid and significant change. Developments by others may render potential application of our molgramostim product candidate in a particular indication obsolete or noncompetitive, even prior to completion of its development and approval for that indication. If successfully developed and approved, we expect our product candidate will face competition. We may not be able to compete successfully against organizations with competitive products, particularly large pharmaceutical companies. Many of our potential competitors have significantly greater financial, technical, and human resources than us, and may be better equipped to develop, manufacture, market, and distribute products. Many of these companies operate large, well-funded research, development, and commercialization programs, have extensive experience in nonclinical and clinical trials, obtaining FDA and other regulatory approvals and manufacturing and marketing products, and have multiple products that have been approved or are in late-stage development. These advantages may enable them to receive approval from the FDA or any foreign regulatory agency before us and prevent us from competing due to their orphan drug protections. Smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large pharmaceutical and biotechnology companies. Furthermore, heightened awareness on the part of academic institutions, government agencies, and other public and private research organizations of the potential commercial value of their inventions have led them to actively seek to commercialize the technologies they develop, which increases competition for investment in our programs. Competitive products may be more effective, easier to dose, or more effectively marketed and sold than ours, which would have a material adverse effect on our ability to generate revenue.

We are subject to uncertainty relating to healthcare reform measures and reimbursement policies that, if not favorable to our product, could hinder or prevent our product's commercial success, if our product candidate is approved.

The unavailability or inadequacy of third-party payer coverage and reimbursement could negatively affect the market acceptance of our product candidate and the future revenues we may expect to receive from those products. The commercial success of our product candidate, if approved, will depend on the extent to which the costs of such products will be covered by third-party payers, such as government health programs, commercial insurance, and other organizations. Third-party payers are increasingly challenging the prices and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. These challenges to prices may be problematic to us since our products are targeted for a small number of patients (those suffering from orphan diseases), thus requiring us to charge very high prices in order to recover development costs and achieve a profit on our revenue. If these third-party payers do not consider our products to be cost-effective compared to other therapies, we may not obtain coverage for our products after approval as a benefit under the third-party payers' plans or, even if we do, the level of coverage or payment may not be sufficient to allow us to sell our products on a profitable basis.

Significant uncertainty exists as to the reimbursement status for newly approved drug products, including coding, coverage, and payment. There is no uniform policy requirement for coverage and reimbursement for drug products among third-party payers in the United States, therefore coverage and reimbursement for drug products can differ significantly from payer to payer. The coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payer separately, with no assurance that coverage and adequate payment will be applied consistently or obtained. The process for determining whether a payer will cover and how much it will reimburse a product may be separate from the process of seeking approval of the product or for setting the price of the product. Even if reimbursement is provided, market acceptance of our products may be adversely affected if the amount of payment for our products proves to be unprofitable for healthcare providers or less profitable than alternative treatments or if administrative burdens make our products less desirable to use. Third-party payer reimbursement to providers of our products, if approved, may be subject to a bundled payment that also includes the procedure of administering our products or third-party payers may require providers to perform additional patient testing to justify the use of our products. To the extent there is no separate payment for our product(s), there may be further uncertainty as to the adequacy of reimbursement amounts.

The continuing efforts of governments, private insurance companies, and other organizations to contain or reduce costs of healthcare may adversely affect:

- our ability to set an appropriate price for our products;

- the rate and scope of adoption of our products by healthcare providers;

- our ability to generate revenue or achieve or maintain profitability;

- the future revenue and profitability of our potential customers, suppliers, and collaborators; and

- our access to additional capital.

Our ability to successfully commercialize our products will depend on the extent to which governmental authorities, private health insurers, and other organizations establish what we believe are appropriate coverage and reimbursement for our products. The containment of healthcare costs has become a priority of federal and state governments worldwide and the prices of drug products have been a focus in this effort. For example, there have been several recent United States Congressional inquiries and proposed bills designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs, and former President Trump signed four executive orders on July 24, 2020 aimed at bringing down pharmaceutical prices. We expect that federal, state, and local governments in the United States, as well as in other countries, will continue to consider legislation directed at lowering the total cost of healthcare. In addition, in certain foreign markets, the pricing of drug products is subject to government control and reimbursement may in some cases be unavailable or insufficient. It is uncertain whether and how future legislation, whether domestic or abroad, could affect prospects for our product candidate or what actions federal, state, or private payers for healthcare treatment and services may take in response to any such healthcare reform proposals or legislation. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures may prevent or limit our ability to generate revenue, attain profitability, or commercialize our product candidate, especially in light of our plans to price our product candidate at a high level.

Furthermore, we expect that healthcare reform measures that may be adopted in the future are unpredictable, and the potential impact on our operations and financial position is uncertain, but may result in more rigorous coverage criteria, lower reimbursement, and additional downward pressure on the price we may receive for approved products. Any

reduction in reimbursement from Medicare or other government-funded programs may result in a similar reduction in payments from private payers. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our products, if approved.

We face potential product liability exposure and, if successful claims are brought against us, we may incur substantial liability for a product or product candidate and may have to limit its commercialization. In the future, we anticipate that we will need to obtain additional or increased product liability insurance coverage and it is uncertain whether such increased or additional insurance coverage can be obtained on commercially reasonable terms, if at all.

Our business (in particular, the use of our product candidate in clinical trials and the sale of any products for which we obtain marketing approval) will expose us to product liability risks. Product liability claims might be brought against us by patients, healthcare providers, pharmaceutical companies, or others selling or involved in the use of our products. If we cannot successfully defend ourselves against any such claims, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

- decreased demand for our products and loss of revenue;

- impairment of our business reputation;

- delays in enrolling patients to participate in our clinical trials;

- withdrawal of clinical trial participants;

- a "clinical hold," suspension or termination of a clinical trial or amendments to a trial design;

- significant costs of related litigation;

- substantial monetary awards to patients or other claimants; and

- the inability to commercialize our product candidate.

We maintain limited product liability insurance for our clinical studies, but our insurance coverage may not reimburse us or may not be sufficient to reimburse us for all expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive and, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses.

We expect that we will expand our insurance coverage to include the sale of commercial products if we obtain marketing approval for our product candidate, but we may be unable to obtain product liability insurance on commercially acceptable terms or may not be able to maintain such insurance at a reasonable cost or in sufficient amounts to protect us against potential losses. Large judgments have been awarded in class action lawsuits based on drug products that had unanticipated side effects. A successful product liability claim or series of claims brought against us, if judgments exceed our insurance coverage, could consume a significant portion of our cash and adversely affect our business.

Risks Related to our Common Stock

Our stock price is expected to continue to be volatile.

The market price of our common stock has experienced substantial declines since we announced the top-line results of our IMPALA Phase 3 trial of molgramostim for aPAP on June 12, 2019, and our stock price has been and is expected to continue to be subject to significant volatility and fluctuations. Market prices for securities of early-stage pharmaceutical, biotechnology, and other life sciences companies have historically been particularly volatile. Some of the factors that may cause the market price of our common stock to fluctuate include:

- failed or inconclusive data results from our clinical trials;

- our ability to obtain regulatory approvals for our product candidate, and delays or failures to obtain such approvals;

- failure to meet or exceed any financial and development projections that we may provide to the public;

- failure to meet or exceed the financial and development projections of the investment community;

- failure of our product candidate, if approved, to achieve commercial success;

- failure to maintain our existing third-party license and supply agreements;

- failure by us or our licensors to prosecute, maintain, or enforce our intellectual property rights;

- changes in laws or regulations applicable to our product candidate;

- any inability to obtain adequate supply of our product candidate or the inability to do so at acceptable prices;

- adverse regulatory authority decisions;

- introduction of new products, services, or technologies by our competitors;

- if securities or industry analysts do not publish research or reports about our business, or if they issue adverse or misleading opinions regarding our business and stock;

- failure to obtain sufficient capital to fund our business objectives;

- sales of our common stock by us or our stockholders in the future;

- trading volume of our common stock;

- the perception of the pharmaceutical industry by the public, legislatures, regulators, and the investment community;

- announcements of significant acquisitions, strategic partnerships, joint ventures, or capital commitments by us or our competitors;

- disputes or other developments relating to proprietary rights, including patents, litigation matters, and our ability to obtain patent protection for our technologies;

- additions or departures of key personnel;

- significant lawsuits, including patent or stockholder litigation;

- changes in the market valuations of similar companies;

- general market or macroeconomic conditions;

- announcements by commercial partners or competitors of new commercial products, clinical progress or the lack thereof, significant contracts, commercial relationships, or capital commitments;

- adverse publicity relating to the aPAP market generally, including with respect to other products and potential products in such market;

- the introduction of technological innovations or new therapies that compete with or influence the demand for our product;

- changes in the structure of health care payment systems; and

- period-to-period fluctuations in our financial results.

Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. Additionally, financial markets and the global economy may be adversely affected by the current or anticipated impact of the military conflict between Russia and Ukraine or other related geopolitical events. These broad market fluctuations may also adversely affect the trading price of our common stock.

In the past, following periods of volatility in the market price of a company's securities, such as the decline in our stock price, stockholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm our profitability and reputation.

If we fail to satisfy all applicable Nasdaq continued listing requirements, including the $1.00 minimum closing bid price requirement, our common stock may be delisted from Nasdaq, which could have an adverse impact on the liquidity and market price of our common stock.

Our common stock is currently listed on the Nasdaq Global Select Market, which has qualitative and quantitative continued listing requirements, including corporate governance requirements, public float requirements, and a $1.00 minimum closing bid price requirement. If our common stock trades at closing bid prices below $1.00 for 30 consecutive business days, or if we are unable to satisfy any of the other continued listing requirements, Nasdaq may take steps to delist our common stock. Such a delisting would likely have an adverse effect on the market liquidity of our common stock, decrease the market price of our common stock, result in the potential loss of confidence by investors, suppliers, customers, and employees, fewer business development opportunities, and adversely affect our ability to obtain financing for the continuation of our operations.

For example, on November 15, 2019, we received written notice from The Nasdaq Stock Market LLC indicating that, for the last 30 consecutive business days, the bid price for our common stock had closed below the minimum $1.00 per share

requirement for continued listing on the Nasdaq Global Select Market under Nasdaq Listing Rule 5550(a)(2). However, on December 10, 2019, we received written notice from The Nasdaq Stock Market LLC stating that because our shares had a closing bid price at or above $1.00 per share for a minimum of ten consecutive business days, our stock had regained compliance with the minimum bid price requirement of $1.00 per share for continued listing on the Nasdaq Global Select Market, as set forth in Nasdaq Listing Rule 5450(a)(1).

We will continue to incur costs and demands upon management as a result of complying with the laws and regulations affecting public companies.

As a public company, we will continue to incur significant legal, accounting and other expenses, including costs associated with public company reporting requirements. We will also continue to incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act, as well as rules implemented by the U.S. Securities and Exchange Commission ("SEC") and Nasdaq. These rules and regulations may also make it difficult and expensive for us to obtain directors' and officers' liability insurance. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers, which may adversely affect investor confidence in us and cause our business or stock price to suffer.

In March 2020, the SEC amended the definitions of accelerated filer and large accelerated filer to exclude smaller reporting companies that have not yet begun to generate significant revenue. Accordingly, we changed our status from a smaller reporting company, accelerated filer, to a smaller reporting company, non-accelerated filer, effective for the 2020 annual report on Form 10-K. In accordance with the SEC amendments, we no longer require an integrated independent audit of our internal controls under Sarbanes-Oxley 404(b) but will continue to comply with Sarbanes-Oxley 404(a) and (c).

We do not expect to pay any cash dividends in the foreseeable future.

We expect to retain any future earnings to fund the development and growth of our business and do not expect to pay any cash dividends. As a result, capital appreciation, if any, of our common stock will be stockholders' sole source of gain, if any, for the foreseeable future.

We may be unable to use certain of our net operating losses and other tax assets.

We have substantial tax loss carry forwards for US federal income tax and state income tax purposes. In general, our net operating losses and tax credits have been fully offset by a valuation allowance due to uncertainties surrounding our ability to realize these tax benefits. In particular, our ability to fully use certain US tax loss carry forwards and general business tax credit carry forwards generated up to and including December 2022 to offset future income or tax liability is limited under section 382 of the Internal Revenue Code of 1986, as amended. Changes in the ownership of our stock, including those resulting from the issuance of shares of our common stock offerings or upon exercise of outstanding options, may limit or eliminate our ability to use certain net operating losses and tax credit carry forwards in the future.

Item 1B. Unresolved Staff Comments.

We do not have any unresolved comments issued by the SEC staff.

Item 2. Properties.

As of December 31, 2022, our corporate headquarters is located in Austin, Texas, where we lease approximately 880 square feet of office space. We also occupy a facility in Langhorne, Pennsylvania where we lease approximately 2,465 square feet of office space which beginning on July 1, 2023 will be expanded to include an additional 3,970 square feet for a total of 6,435 square feet of office space. Refer to *Note 2. Summary of Significant Accounting Policies* in the notes to our consolidated financial statements in this annual report on Form 10-K for additional discussion.

We believe that our existing facilities are adequate for the near-term. When our existing leases expire, we may look for alternate space for our operations. We believe that suitable alternative space would be available on commercially reasonable terms if required in the future.

Item 3. Legal Proceedings.

From time to time, we may become involved in various claims and legal proceedings. Regardless of outcome, litigation and other legal and administrative proceedings can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors. We are not currently a party to any material pending litigation or other material legal proceeding.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our common stock trades on the Nasdaq Global Select Market under the ticker symbol "SVRA."

As of March 30, 2023, we had approximately 116 record holders of our common stock. The number of beneficial owners is substantially greater than the number of record holders because a large portion of our common stock is held of record through brokerage firms in "street name."

Unregistered Sales of Equity Securities

None that have not been previously reported.

Item 6. Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes appearing elsewhere in this report. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties, and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including but not limited to those identified under Item 1A. "Risk Factors" in this report.

Overview

Savara Inc. (together with its subsidiaries "Savara," the "Company," "we," "our" or "us") is a clinical-stage biopharmaceutical company focused on rare respiratory diseases. Our lead program, molgramostim, is an inhaled granulocyte-macrophage colony-stimulating factor in Phase 3 development for autoimmune pulmonary alveolar proteinosis ("aPAP"). Previously, our pipeline included molgramostim for nontuberculous mycobacterial (NTM) lung infection in both non-cystic fibrosis ("CF") and CF patients, vancomycin hydrochloride inhalation powder ("vancomycin") for persistent methicillin-resistant Staphylococcus aureus ("MRSA") lung infection in people living with CF and inhaled liposomal ciprofloxacin ("Apulmiq") for non-CF bronchiectasis. Savara, together with its wholly-owned subsidiaries, which include Aravas Inc. and Savara ApS operate in one segment with its principal office in Austin, Texas as of December 31, 2022.

Since inception, we have devoted substantially all of our efforts and resources to identifying and developing our product candidates, recruiting personnel, and raising capital. We have incurred operating losses and negative cash flow from operations and have no product revenue from inception to date. From inception to December 31, 2022, we have raised net cash proceeds of approximately $392.9 million, primarily from public offerings of our common stock, private placements of convertible preferred stock, and debt financings.

We have never been profitable and have incurred operating losses in each year since inception. Our net losses were $38.2 million and $43.0 million for the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022, we had an accumulated deficit of $338.7 million. Substantially all of our operating losses resulted from expenses incurred in connection with our research and development programs and from general and administrative costs associated with our operations.

We have chosen to operate by outsourcing our manufacturing and most of our clinical operations. We expect to incur significant additional expenses and continue to incur operating losses for at least the next several years as we initiate and continue the clinical development of, and seek regulatory approval for, our product candidate. We expect that our operating losses will fluctuate significantly from quarter to quarter and year to year due to timing of clinical development programs and efforts to achieve regulatory approval.

As of December 31, 2022, we had cash and cash equivalents of $52.1 million and short-term investments of $73.8 million. We will continue to require substantial additional capital to continue our clinical development and potential commercialization activities. Accordingly, we will need to raise substantial additional capital to continue to fund our operations. The amount and timing of our future funding requirements will depend on many factors, including the pace and results of our clinical development efforts. Failure to raise capital as and when needed, on favorable terms or at all, would have a negative impact on our financial condition and our ability to develop our product candidate.

Recent Events

COVID-19

The continuing COVID-19 global pandemic poses risks to our business. As we commence enrollment of our additional Phase 3 trial for the use of molgramostim for the treatment of aPAP, there remains a general uncertainty regarding the impact of COVID-19 on the aPAP patient population and availability of physicians. Patients suffering from aPAP lung disease are prone to underlying lung conditions and are often treated by infectious disease specialists and pulmonologists. These treating physicians are on the front lines in addressing this global pandemic and have had to, understandably, focus their attention on COVID-19. Further, if an aPAP patient enrolled in the study were to contract COVID-19, they may need to discontinue their participation.

Additionally, we are unable to quantify the impact this situation will have on our future financial performance, but the public health actions being undertaken to reduce the spread of the virus have created, and may continue to create, challenges and disruptions to our operations. Management, on an on-going basis, is evaluating our liquidity position, communicating with and monitoring the actions of our service providers, manufacturers, and suppliers and reviewing our near-term financial performance as we manage Savara through the uncertainty related to COVID-19.

As of the date of this report:

- management monitors local conditions and establishes appropriate policies to help ensure the health and safety of our employees;

- our third-party service providers, manufacturers, and suppliers may experience similar circumstances which could negatively impact our supply chain and progress of our development pipeline; and

- COVID-19 and related safety concerns could delay recruitment of our clinical trials.

The COVID-19 pandemic remains extremely fluid and we are continuing to re-assess the impact on our operations by monitoring the spread of COVID-19, emerging COVID-19 variants, and the actions implemented to combat the virus in various regions throughout the world. Where appropriate, we are making necessary operational and strategic decisions where possible, in an attempt to mitigate the negative impact of the virus on our operations.

Income Taxes

The CARES Act

In response to the COVID-19 pandemic, many governments have taken measures to provide aid and economic stimulus. These measures include deferring the due dates of tax payments or other changes to their income and non-income-based tax laws. The Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act"), which was enacted on March 27, 2020 in the United States, includes many measures to assist companies, including temporary changes to income and non-income-based tax laws. Additionally, a COVID-19 relief executive order was issued by former President Trump August 8, 2020 ("EO") and the American Rescue Plan Act of 2021 ("ARP") was enacted on March 11, 2021

We have assessed the provisions of the CARES Act, EO, and ARP and do not believe the measures mentioned above materially impact us or are relevant to our tax reporting. However, we are continuing to assess these and other provisions of the CARES Act, EO and ARP and any potential additional federal stimulus packages with regards to their impact on our tax reporting as well as any provisions which may benefit us or our employees.

Critical Accounting Policies and Estimates

Our management's discussion and analysis of financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses. On an ongoing basis, we evaluate these estimates and judgments. We base our estimates on historical experience and on various assumptions that we believe to be reasonable under the circumstances. These estimates and assumptions form the basis for making judgments about the carrying values of assets and liabilities and the recording of expenses that are not readily apparent from other sources. Actual results may differ materially from these estimates. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management's judgments and estimates. Refer to *Note 2. Summary of Significant Accounting Policies* in the notes to our consolidated financial statements in this annual report on Form 10-K for additional discussion.

Accrued Research and Development Expenses

We record the costs associated with research, nonclinical and clinical trials, and manufacturing development as incurred. These costs are a significant component of our research and development expenses, with a substantial portion of our on-going research and development activities conducted by third party service providers, including contract research and manufacturing organizations.

We accrue for expenses resulting from obligations under agreements with CROs, CMOs, and other outside service providers for which payment flows do not match the periods over which materials or services are provided to us. Accruals are recorded based on estimates of services received and efforts expended pursuant to agreements established with CROs, CMOs, and other outside service providers. These estimates are typically based on contracted amounts applied to the proportion of work performed and determined through analysis with internal personnel and external service providers as to the progress or stage of completion of the services. We make significant judgments and estimates in determining the accrual balance in each reporting period. In the event advance payments are made to a CRO, CMO, or outside service provider, the payments will be recorded as a prepaid asset which will be amortized or expensed as the contracted services are performed. As actual costs become known, we adjust our prepaids and accruals. Inputs, such as the services performed, the number of patients enrolled, or the trial duration, may vary from our estimates, resulting in adjustments to research and development expense in future periods. Changes in these estimates that result in material changes to our accruals could materially affect our results of operations. To date, we have not experienced any material deviations between accrued and actual research and development expenses.

Business Combinations

We account for business combinations, when applicable, in accordance with Accounting Standards Codification ("ASC") Topic 805, *Business Combinations*, and as further defined by Accounting Standards Update ("ASU") 2017-01, *Business Combinations (Topic 805)*, which requires the purchase price to be measured at fair value. When the purchase consideration consists entirely of shares of our common stock, we calculate the purchase price by determining the fair value, as of the acquisition date, of shares issued in connection with the closing of the acquisition and, if the transaction involves contingent consideration based on achievement of milestones or earn-out events, the probability-weighted fair value, as of the acquisition date, of shares issuable upon the occurrence of future events or conditions pursuant to the terms of the agreement governing the business combination. If the transaction involves such contingent consideration, our calculation of the purchase price involves probability inputs that are highly judgmental due to the inherent unpredictability of drug development, particularly by development-stage companies such as ours. We recognize estimated fair values of the tangible assets and intangible assets acquired, including IPR&D, and liabilities assumed as of the acquisition date, and we record as goodwill any amount of the purchase price of the tangible and intangible assets acquired and liabilities assumed in excess of the fair value.

Goodwill and Acquired In-Process Research and Development

In accordance with ASC Topic 350, *Intangibles – Goodwill and Other*, our IPR&D and goodwill, when present, is determined to have indefinite lives and, therefore, is not amortized. Instead, it is tested for impairment annually and between annual tests if we become aware of an event or a change in circumstances that would indicate the carrying value may be impaired. For instance, based upon the ultimate scope and scale of the COVID-19 global pandemic, there may be materially negative impacts to the assumptions made with respect to our IPR&D assets that could result in an impairment of such assets.

With respect to the impairment testing of acquired IPR&D, ASU 2011-08, *Intangibles – Goodwill and Other (Topic 350): Testing Goodwill for Impairment*, and ASU 2012-02, *Intangibles – Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment*, provide us a two-step impairment process with the option to first assess qualitative factors to determine whether the existence of events or circumstances leads us to determine that it is more-likely-than not (that is, a likelihood of more than 50%) that our acquired IPR&D is impaired. If we choose to first assess qualitative factors and we determine that it is more-likely-than not acquired IPR&D is not impaired, we are not required to take further action to test for impairment.

ASU 2017-04, *Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment*, outlines an impairment model providing us the option to implement a one-step method for determining impairment of goodwill, thereby simplifying the subsequent measurement of goodwill by eliminating Step 2 (quantitative calculation of measuring a goodwill impairment loss by comparing the implied fair value of a reporting unit's goodwill with the carrying amount of that goodwill) from the goodwill impairment test. Under the amendments in this guidance, an entity should perform its annual or interim goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. Additionally, an entity should consider income tax effects from any tax-deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment loss, if applicable.

When we perform a quantitative assessment of acquired IPR&D, we compare its carrying value to its estimated fair value to determine whether an impairment exists. In previous years, due to a lack of Level 1 or Level 2 inputs, the Multi-Period Excess Earnings Method ("MPEEM"), which is a form of the income approach, was used to estimate the fair value of acquired IPR&D when performing a quantitative assessment. Under the MPEEM, the fair value of an intangible asset is equal to the present value of the asset's projected incremental after-tax cash flows (excess earnings) remaining after deducting the market rates of return on the estimated value of contributory assets (contributory charge) over its remaining useful life. We evaluate potential impairment of our acquired IPR&D annually on September 30, utilizing a qualitative approach and determining if it was more-likely-than not that the fair value was impaired. We evaluate potential impairment of our acquired goodwill, if any, annually on June 30, performing the quantitative analysis based upon market capitalization.

Our determinations as to whether, and if so, the extent to which goodwill and acquired IPR&D become impaired are highly judgmental and, in the case of applying the MPEEM approach to estimate fair value, are based on significant assumptions regarding our projected future financial condition and operating results, changes in the manner of our use of the acquired assets, development of our acquired assets or our overall business strategy, and regulatory, market, and economic environment and trends.

If the associated research and development effort is abandoned, the related asset will be written-off, and we will record a non-cash impairment loss on our consolidated statements of operations and comprehensive loss. For those products that reach commercialization, the IPR&D asset will be amortized over its estimated useful life.

Product Revenue

We record revenue based on a five-step model in accordance with ASC 606, *Revenue from Contracts with Customers*. To date, we have not generated any product revenue from our product candidates.

Share-based Compensation Expenses

We recognize the cost of stock-based awards granted to employees based on the estimated grant-date fair value of the awards. The value of the award is recognized as expense ratably over the requisite service period. We recognize the compensation costs for awards that vest over several years on a straight-line basis over the vesting period. Forfeitures are recognized when they occur, which may result in the reversal of compensation costs in subsequent periods as the forfeitures arise. In addition, we account for any modifications to stock-based awards in accordance with ASC Topic 718, *Compensation – Stock Compensation*.

We estimate the grant-date fair value of a stock option award using the Black-Scholes-Merton option pricing model ("Black-Scholes model"). In determining the grant-date fair value of a stock option award under the Black-Scholes model, we must make a number of assumptions, including the term of the award, the volatility of the price of our common stock over the term of the award, and the risk-free interest rate. Changes in these or other assumptions could have a material impact on the compensation expense we recognize.

Income Taxes

We use the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities will be recognized in the period that includes the enactment date. A valuation allowance is established against the deferred tax assets to reduce their carrying value to an amount that is more-likely-than not to be realized.

Financial Operations Overview

Research and Development Expenses

We recognize research and development expenses as they are incurred. These expenses consist primarily of the following:

- expenses incurred under agreements with CROs, consultants, and clinical trial sites that conduct research and development activities on our behalf;

- laboratory and vendor expenses related to the execution of our clinical trials;

- contract manufacturing expenses, primarily for the production of clinical supplies; and

- internal costs that are associated with activities performed by our research and development organization, which primarily consists of:

  - personnel costs, which include salaries, benefits and stock-based compensation expense;

  - facilities and other expenses, which include expenses for maintenance of facilities and depreciation expense; and

  - regulatory expenses and technology license fees related to development activities.

The largest component of our operating expenses has historically been our investment in research and development activities. The following table shows our research and development expenses by product candidate for the years ended December 31, 2022 and 2021:

		Year ended December 31,		
		2022		2021
		(in thousands)		
Product candidates:				
Molgramostim	$	27,879	$	26,327
Vancomycin		—		2,664
Total research and development expenses	$	**27,879**	$	**28,991**

We expect research and development expenses will remain significant in the future as we advance our molgramostim product candidate into and through clinical trials and pursue regulatory approvals, which will require a significant increased investment in regulatory support and contract manufacturing and inventory build-up related costs.

The process of conducting clinical trials necessary to obtain regulatory approval is costly and time consuming. We may never succeed in timely developing and achieving regulatory approval for our product candidates. The probability of success of our product candidates may be affected by numerous factors, including clinical data, competition, intellectual property rights, manufacturing capability, and commercial viability. As a result, we are unable to accurately determine the duration and completion costs of our development projects or when and to what extent we will generate revenue from the commercialization and sale of molgramostim.

General and Administrative Expenses

General and administrative ("G&A") expenses consist primarily of salaries, benefits, and related costs for personnel in executive, finance and accounting, legal, and investor relations; as well as professional and consulting fees for accounting, legal, investor relations, business development, human resources, and information technology services. Other G&A expenses include facility lease and insurance costs.

Other Income (Expense), Net

Other income (expense) includes amortization expense related to capitalized debt issuance costs and debt discount under our amended loan agreement with Silicon Valley Bank. Interest expense is typically reported net of interest income which includes interest earned on our cash, cash equivalent, and short-term investment balances. Other income (expense) also includes net unrealized and realized gains and losses from foreign currency transactions, foreign exchange derivatives not designated as hedging, refundable tax credits generated by some of our foreign subsidiaries, and securities subject to fair value accounting as well as any other non-operating gains and losses.

Results of Operations – Comparison of Years Ended December 31, 2022 and 2021

		Year ended December 31,				Dollar Change
		2022		2021		
		(in thousands)				
Operating expenses:						
Research and development	$	27,879	$	28,991	$	(1,112)
General and administrative		10,929		12,350		(1,421)
Depreciation and amortization		31		136		(105)
Total operating expenses		38,839		41,477		(2,638)
Loss from operations		(38,839)		(41,477)		2,638
Other income (expense), net		689		(1,537)		2,226
Net loss	$	**(38,150)**	$	**(43,014)**	$	**4,864**

Research and Development

Research and development expenses decreased $1.1 million, or 3.8%, to $27.9 million for the year ended December 31, 2022 from $29.0 million for the year ended December 31, 2021. The decrease is primarily related to the termination of our vancomycin study during the year ended December 31, 2020 with the study close-out completed in the year ended December 31, 2021.

General and Administrative

General and administrative expenses decreased $1.4 million, or 11.5%, to $10.9 million for the year ended December 31, 2022 from $12.4 million for the year ended December 31, 2021. The decrease is primarily due to the reduction of personnel and overhead costs from the closure of our Denmark office and Danish activities.

Other Income (Expense), Net

Other income (expense), net increased $2.2 million to $0.7 million income for the year ended December 31, 2022 from $1.5 million expense for the year ended December 31, 2021. The change is primarily related to a significant increase in net interest income generated by our short-term financial instrument investments of approximately $2.2 million resulting from a substantial increase in interest rates during the second half of 2022, which is included in the *Interest expense, net* line item on the consolidated statement of operations in this annual report on Form 10-K.

Liquidity and Capital Resources

Sources of Liquidity

As of December 31, 2022, we had $52.1 million in cash, $73.8 million in short-term investments, and an accumulated deficit of $338.7 million. Since inception through December 31, 2022, our operations have been financed primarily by net cash proceeds of approximately $392.9 million, primarily from public offerings of common stock, private placements, and debt financings.

We have used and intend to use the net proceeds from these offerings for working capital and general corporate purposes, which include, but are not limited to, the funding of clinical development of and pursuing regulatory approval for our product candidate and general and administrative expenses. Given the uncertainty created by the COVID-19 global pandemic, we will continue to monitor our liquidity and capital requirements.

Debt Facility

As discussed in *Note 7. Debt Facility* in the notes to the consolidated financial statements included in this annual report on Form 10-K, we entered into a loan and security agreement with Silicon Valley Bank during the year ended December 31, 2017, which was subsequently amended and then amended and restated in April 2022. As of December 31, 2022, the outstanding amount of the secured loan was $26.1 million.

On March 10, 2023, the FDIC took control and was appointed receiver of Silicon Valley Bank. As such, the Company is monitoring the impact on its loan and security agreement with Silicon Valley Bank.

Common Stock Sales Agreement

Wainwright Sales Agreement

On April 28, 2017, the Company entered into a Common Stock Sales Agreement with H.C. Wainwright & Co., LLC ("Wainwright"), as sales agent, which was amended by Amendment No. 1 to the Common Stock Sales Agreement on June 29, 2018 (the "Wainwright Sales Agreement"), pursuant to which the Company may offer and sell, from time to time, through Wainwright, shares of Savara's common stock, par value $0.001 per share ("Shares"), having an aggregate offering price of not more than $60 million, in addition to the $2.3 million in Shares sold prior to the Amendment.

On July 2, 2021, the Company delivered written notice to Wainwright that it was terminating the Wainwright Sales Agreement effective July 12, 2021.

Evercore Sales Agreement

On July 6, 2021, the Company entered into a Common Stock Sales Agreement with Evercore Group L.L.C., ("Evercore"), as sales agent (the "Sales Agreement"), pursuant to which the Company may offer and sell, from time to time, through Evercore, Shares, having an aggregate offering price of not more than $60 million. The Agreement was effective on July 16, 2021 ("New Registration Statement"), the date the Company's shelf registration agreement on Form S-3, as filed with the SEC on July 6, 2021, was declared effective by the SEC. The Shares will be offered and sold pursuant to the New Registration Statement. Subject to the terms and conditions of the Sales Agreement, Evercore will use commercially reasonable efforts to sell the Shares from time to time, based upon the Company's instructions. The Company has provided Evercore with customary indemnification rights, and Evercore will be entitled to a commission at a fixed commission rate equal to 3% of the gross proceeds per Share sold. Sales of the Shares, if any, under the Sales Agreement may be made in transactions that are deemed to be "at the market offerings" as defined in Rule 415 under the Securities Act of 1933, as amended. The Company has no obligation to sell any of the Shares and may at any time suspend sales under the Sales Agreement or terminate the Sales Agreement.

During the years ended December 31, 2022 and 2021, we did not sell any shares of common stock under the Evercore Sales Agreement.

Recent Public Offering

On March 11, 2021, we completed a public issuance of our common stock and pre-funded warrants for gross proceeds of approximately $130 million and net proceeds, after deducting underwriting discounts, commissions and offering expenses, of approximately $122.2 million as discussed in *Note 9. Stockholders' Equity* in the notes to the consolidated financial statements included in this annual report on Form 10-K. Since 2017, we have completed four public offerings with combined net proceeds, after deducting the underwriting discounts and commissions and offering expenses, of approximately $257.6 million.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Year ended December 31,	
	2022	2021
	(in thousands)	
Cash used in operating activities	$ (34,554)	$ (40,081)
Cash provided by (used in) investing activities	52,645	(69,456)
Cash provided by financing activities	87	120,806
Effect of exchange rate changes	(90)	(137)
Net change in cash	$ 18,088	$ 11,132

Cash flows from operating activities

Cash used in operating activities for the year ended December 31, 2022 was $34.6 million, consisting of a net loss of $38.2 million, which was partially offset by non-cash charges of $2.6 million, mainly comprised of amortization of right-of-use assets, depreciation, amortization of debt issuance costs, and stock-based compensation, and further offset by a net increase in assets and liabilities of $1.0 million. The change in our net operating assets and liabilities was primarily due to a decrease in accrued liabilities mostly related to research and development costs for molgramostim and a decrease related to a cessation of residual costs of the wind-down of the vancomycin phase 3 trial.

Cash used in operating activities for the year ended December 31, 2021 was $40.1 million, consisting of a net loss of $43.0 million, a $1.8 million decrease in *Accounts payable* and *Accrued expenses and other current liabilities* mostly relating to the wind-down or completion of our non-aPAP trials during 2020, and a $1.0 million increase in *Prepaid expenses and other current assets* associated with prepaid research and development costs for our IMPALA-2 trial. This was partially offset by approximately $5.8 million of non-cash charges (comprised primarily of depreciation and amortization including right-of-use assets, amortization on premium to short-term investments, amortization of debt issuance costs, and stock-based compensation).

Cash flows from investing activities

Cash used in or provided by investing activities for the years ended December 31, 2022 and 2021 was primarily the result of net sale and maturities of short-term investments.

Cash flows from financing activities

There was minimal cash used in financing activities for the year ended December 31, 2022.

Cash provided by financing activities for the year ended December 31, 2021 was $120.8 million, which was primarily related to $122.2 million in net proceeds from the public issuance of common stock and pre-funded warrants and $2.5 million in net proceeds from the exercise of warrants. This was partially offset by the payment of $3.9 million to repurchase outstanding warrants, as discussed in *Note 9. Stockholders' Equity* in the notes to the consolidated financial statements included in this annual report on Form 10-K.

Future Funding Requirements

We have not generated any revenue from product sales. We do not know when, or if, we will generate any revenue from product sales. We do not expect to generate any revenue from product sales unless and until we obtain regulatory approval for and commercialize our product candidate. At the same time, we expect our expenses to increase in connection with our ongoing development and manufacturing activities, particularly as we continue the research, development, manufacture, and clinical trials of, and seeking regulatory approval for, our product candidate. In addition, subject to obtaining regulatory approval of our product candidate, we anticipate we may need additional funding in connection with our continuing operations.

As of December 31, 2022, we had cash, cash equivalents, and short-term investments of $125.9 million. Although we have sufficient capital to fund our planned activities, including those discussed in *Note 10. Commitments – Manufacturing and Other* of the consolidated financial statements in this annual report on Form 10-K, we may need to raise additional capital to further fund the development of, and seek regulatory approvals for, our product candidate and to begin commercialization of any approved product. The amount and timing of our future funding requirements will depend on many factors, including the pace and results of our clinical development efforts. Failure to raise capital as and when needed, on favorable terms or at all, would have a negative impact on our financial condition and our ability to develop our product candidate.

Although we are well capitalized, until we can generate a sufficient amount of product revenue to finance our cash requirements, we may finance our future cash needs primarily through the issuance of additional equity securities and potentially through borrowings, grants, and strategic alliances with partner companies. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce, or terminate our product development or commercialization efforts or grant rights to develop and market product candidate to third parties that we would otherwise prefer to develop and market ourselves.

Manufacturing and Other Commitments and Contingencies

We are subject to various manufacturing royalties and payments and other commitments related to molgramostim.

For a summary of the contingent milestone payments and commitments, refer to *Note 10. Commitments – Manufacturing and Other,* of the consolidated financial statements in this annual report on Form 10-K.

Other Contracts

We enter into contracts in the normal course of business with various third parties for research studies, clinical trials, testing, and other services. These contracts generally provide for termination upon notice, and therefore we believe that our non-cancelable obligations under these agreements are not material.

Recent Accounting Pronouncements

See *Note 2. Summary of Significant Accounting Policies – Recent Accounting Pronouncements*, of the consolidated financial statements in this annual report on Form 10-K milestone for a discussion of recent accounting pronouncements and their effect, if any, on us.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

We have market risk exposure related to our cash, cash equivalents and short-term investment securities. Such interest-earning instruments carry a degree of interest rate risk; however, we have not been exposed to nor do we anticipate being exposed to material risks due to changes in interest rates. A hypothetical 1% change in interest rates during any of the periods presented would not have had a material impact on our audited consolidated financial statements. Additionally, our investment securities are fixed income instruments denominated and payable in United States dollars and have short-term maturities, typically less than twelve months, and typically carry credit ratings of "A" at a minimum by two of three nationally recognized statistical rating organizations, specifically Moody's, Standard & Poor's or Fitch. As such, we do not believe that our cash, cash equivalents, and short-term investment securities have significant risk of default or illiquidity.

We have ongoing operations in Denmark and pay those vendors in local currency (Danish Krone) or Euros. We did not recognize any significant exchange rate losses during the years ended December 31, 2022 and 2021. A 10% change in the Krone-to-dollar or Euro-to-dollar exchange rate on December 31, 2022 would not have had a material effect on our results of operations or financial condition.

We also have interest rate exposure as a result of our Loan Agreement with Silicon Valley Bank. As of December 31, 2022, the outstanding amount of the secured term loan was $26.1 million. The loan bears interest at a floating rate equal to the greater of (i) 3% or (ii) the prime rate reported in The Wall Street Journal, minus a spread of 0.5%. Changes in the prime rate may therefore affect our interest expense associated with our secured term loan. If a 10% change in interest rates from the interest rates on December 31, 2022 were to have occurred, this change would not have had a material effect on the value of our investment portfolio or on our interest expense obligations with respect to outstanding borrowed amounts.

On March 10, 2023, the FDIC took control and was appointed receiver of Silicon Valley Bank. At the time Silicon Valley Bank entered into receivership, a large number of pharmaceutical and biotechnology companies held cash deposits with Silicon Valley Bank. The U.S. Department of the Treasury, Federal Reserve Board, and FDIC stated that all depositors of Silicon Valley Bank would have access to all of their money one business day following the date of closure; we and other depositors with Silicon Valley Bank received such access on March 13, 2023. Additionally, Treasury Secretary Janet L. Yellen, Federal Reserve Chair Jerome H. Powell and FDIC Chairman Martin J. Gruenberg have announced that all bank depositors, including deposits in excess of the FDIC Limit, with SVB will be fully protected.

However, uncertainty and liquidity concerns in the broader financial services industry remain. The U.S. Department of the Treasury, Federal Reserve Board, and FDIC have announced a program to provide up to $25 billion of loans to financial institutions secured by such government securities held by financial institutions to mitigate the risk of potential losses on the sale of such instruments. However, widespread demands for customer withdrawals or other needs of financial institutions for immediate liquidity may exceed the capacity of such program. There is no guarantee that the U.S. Department of Treasury, Federal Reserve Board, and FDIC will provide access to uninsured funds in the future in the event of the closure of other banks or financial institutions in a timely fashion or at all. The financing uncertainty that pharmaceutical and biotechnology companies may now face as a result of Silicon Valley Bank's entry into receivership may cause significant volatility with respect to pharmaceutical and biotechnology company stocks, which in turn could negatively impact the trading price of our common stock.

Inflation generally affects us by increasing our cost of labor and clinical trial costs. We do not believe that inflation has had a material effect on our results of operations during the periods presented.

Item 8. Financial Statements and Supplementary Data.

The consolidated financial statements and supplementary financial information required by this item are filed with this report as described under Item 15.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Our management has evaluated, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2022, pursuant to and as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2022, our disclosure controls and procedures, as defined by Rule 13a-15(e) under the Exchange Act, were effective and designed to ensure that (i) information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms and (ii) information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting based on the framework in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). As a result of that assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2022 based on criteria in *Internal Control - Integrated Framework* (2013) issued by the COSO.

As a smaller reporting company, we were not required to obtain an audit on the effectiveness of our internal control over financial reporting as of December 31, 2022.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during Savara's quarter ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

Not applicable.

PART III

Certain information required by Part III of this report is omitted from this report pursuant to General Instruction G(3) of Form 10-K because we will file a definitive proxy statement pursuant to Regulation 14A for our 2023 annual meeting of stockholders (the "Proxy Statement") not later than 120 days after the end of the fiscal year covered by this report, and the information included in the Proxy Statement that is required by Part III of this report is incorporated herein by reference.

Item 10. Directors, Executive Officers, and Corporate Governance.

Code of Ethics

We have adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer, or persons performing similar functions, as well as all of our other officers, directors, and employees. This code of ethics is a part of our code of business conduct and ethics, and is available on our corporate website at www.savarapharma.com. We intend to disclose future amendments to, or waivers of, certain provisions of our code of ethics that apply to our principal executive officer, principal financial officer, principal accounting officer, or persons performing similar functions on our corporate website within four business days following such amendment or waiver.

The other information required by this item will be set forth in the Proxy Statement and is incorporated into this report by reference.

Item 11. Executive Compensation.

The information required by this item will be set forth in the Proxy Statement and is incorporated into this report by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The other information required by this item will be set forth in the Proxy Statement and is incorporated into this report by reference.

Equity Compensation Plan Information

The table below provides information about our common stock that, as of December 31, 2022, may be issued upon the exercise of options and the vesting of RSUs under the following equity compensation plans (which are all our equity compensation plans; provided, however, that new equity awards may only be issued under the 2015 Omnibus Incentive Plan and the 2021 Inducement Plan):

- 2015 Omnibus Incentive Plan (the "2015 Plan")

- Savara Inc. Stock Option Plan (the "2008 Plan")

- 2021 Inducement Equity Incentive Plan (the "2021 Inducement Plan")

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	8,172,934	$ 2.23	1,891,422
Equity compensation plans not approved by security holders	1,702,500	$ 1.32	1,197,500
Total	**9,875,434**	**$ 2.08**	**3,088,922**

(1) The weighted average exercise price does not take into account the shares issuable upon vesting of outstanding RSUs, which have no exercise price.

(2)   Includes 6,434,068 shares issuable upon the exercise of outstanding options granted under the 2015 Plan, 1,542,250 shares issuable upon the vesting of RSUs granted under the 2015 Plan, and 196,616 shares issuable upon the exercise of outstanding options granted under the 2008 Plan.

(3)   Includes 1,302,500 shares issuable upon the exercise of outstanding options granted under the 2021 Inducement Plan, and 400,000 shares issuable upon the vesting of RSUs granted under the 2021 Inducement Plan.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this item will be set forth in the Proxy Statement and is incorporated into this report by reference.

Item 14. Principal Accounting Fees and Services.

The information required by this item will be set forth in the Proxy Statement and is incorporated into this report by reference.

Item 15. Exhibits, Financial Statement Schedules.

(a) Documents Filed. The following documents are filed as part of this report:

(1)   Financial Statements. The following report of RSM US LLP and financial statements:

- Report of Independent Registered Public Accounting Firm

- Consolidated Balance Sheets as of December 31, 2022 and 2021

- Consolidated Statements of Operations and Comprehensive Loss for the years ended December 31, 2022 and 2021

- Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2022 and 2021

- Consolidated Statements of Cash Flows for the years ended December 31, 2022 and 2021

- Notes to Consolidated Financial Statements

(1)   Financial Statement Schedules. See subsection (c) below.

(2)   Exhibits. See subsection (b) below.

(b) Exhibits. The exhibits filed or furnished with this report are set forth on the Exhibit Index immediately following the signature page of this report, which Exhibit Index is incorporated herein by reference.

(c) Financial Statement Schedules. All schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

Item 16. Form 10-K Summary.

Not applicable.

Exhibit Index

Exhibit Number	Description
3.1	Composite Amended and Restated Certificate of Incorporation, as amended, of the Registrant (Incorporated by reference to Exhibit 3.1 to the Registrant's Registration Statement on Form S-3 filed on July 6, 2021.)
3.2	Composite Amended and Restated Bylaws, as amended, of the Registrant (Incorporated by reference to Exhibit 3.2 to the Registrant's Annual Report on Form 10-K filed on March 26, 2014.)
4.1	Form of common stock certificate of the Registrant (Incorporated by reference to Exhibit 4.1 to the Registrant's Annual Report on Form 10-K filed on March 14, 2018.)
4.2	Warrant to Purchase Shares of Common Stock of the Registrant issued to Life Science Loans II, LLC on April 28, 2017 (Incorporated by reference to Exhibit 4.3 to the Registrant's Quarterly Report on Form 10-Q filed on May 5, 2017.)
4.3	Warrant to Purchase Shares of Common Stock of the Registrant issued to Silicon Valley Bank on April 28, 2017 (Incorporated by reference to Exhibit 4.2 to the Registrant's Quarterly Report on Form 10-Q filed on May 5, 2017.)
4.4	Amendment to Warrant to Purchase Shares of Common Stock of the Registrant issued to Life Science Loans II, LLC on June 26, 2017. (Incorporated by reference to Exhibit 4.1 to the Registrant's Quarterly Report on Form 10-Q filed on August 9, 2017.)
4.5	Amendment to Warrant to Purchase Shares of Common Stock of the Registrant issued to SVB Financial Group on June 26, 2017. (Incorporated by reference to Exhibit 4.2 to the Registrant's Quarterly Report on Form 10-Q filed on August 9, 2017.)
4.6	Warrant to Purchase Shares of Common Stock of the Registrant issued to Life Science Loans II, LLC on June 26, 2017. (Incorporated by reference to Exhibit 4.3 to the Registrant's Quarterly Report on Form 10-Q filed on August 9, 2017.)
4.7	Warrant to Purchase Shares of Common Stock of the Registrant issued to Silicon Valley Bank on June 26, 2017. (Incorporated by reference to Exhibit 4.4 to the Registrant's Quarterly Report on Form 10-Q filed on August 9, 2017.)
4.8	Form of Pre-Funded Warrant (Incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on October 25, 2017.)
4.9	Warrant to Purchase Shares of Common Stock of the Registrant issued to Life Science Loans II, LLC on December 4, 2018. (Incorporated by reference to Exhibit 4.19 to the Registrant's Annual Report on Form 10-K filed on March 13, 2019.)
4.10	Warrant to Purchase Shares of Common Stock of the Registrant issued to Silicon Valley Bank on December 4, 2018. (Incorporated by reference to Exhibit 4.20 to the Registrant's Annual Report on Form 10-K filed on March 13, 2019.)
4.11	Form of Common Stock Purchase Warrant (Incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on December 20, 2019.)
4.12	Form of Pre-Funded Common Stock Purchase Warrant (Incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed on December 20, 2019.)
4.13	Second Amendment to Warrant to Purchase Common Stock dated January 31, 2020, to Warrant to Purchase Common Stock of the Registrant issued to Life Science Loans II, LLC on April 28, 2017 (as amended by that certain Amendment to Warrant to Purchase Common Stock dated as of June 26, 2017) (Incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on February 3, 2020.)
4.14	Second Amendment to Warrant to Purchase Common Stock dated January 31, 2020, to Warrant to Purchase Common Stock of the Registrant issued to Silicon Valley Bank on April 28, 2017 (as amended by that certain Amendment to Warrant to Purchase Common Stock dated as of June 26, 2017) (Incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed on February 3, 2020.)
4.15	Amendment to Warrant to Purchase Common Stock of the Registrant dated January 31, 2020, to Warrant to Purchase Common Stock of the Registrant issued to Life Science Loans II, LLC on June 26, 2017 (Incorporated by reference to Exhibit 4.3 to the Registrant's Current Report on Form 8-K filed on February 3, 2020.)
4.16	Amendment to Warrant to Purchase Common Stock of the Registrant dated January 31, 2020, to Warrant to Purchase Common Stock of the Registrant issued to Silicon Valley Bank on June 26, 2017 (Incorporated by reference to Exhibit 4.4 to the Registrant's Current Report on Form 8-K filed on February 3, 2020.)

4.17		Amendment to Warrant to Purchase Common Stock of the Registrant dated January 31, 2020, to Warrant to Purchase Common Stock of the Registrant issued to Life Science Loans II, LLC on December 4, 2018 (Incorporated by reference to Exhibit 4.5 to the Registrant's Current Report on Form 8-K filed on February 3, 2020.)
4.18		Amendment to Warrant to Purchase Common Stock of the Registrant dated January 31, 2020, to Warrant to Purchase Common Stock of the Registrant issued to Silicon Valley Bank on December 4, 2018 (Incorporated by reference to Exhibit 4.6 to the Registrant's Current Report on Form 8-K filed on February 3, 2020.)
4.19		Description of Registered Securities (Incorporated by reference to Exhibit 4.25 to the Registrant's Annual Report on Form 10-K filed on March 12, 2020.)
4.20		Form of Pre-Funded Warrant (Incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on March 11, 2021.)
10.1		Loan and Security Agreement, dated April 28, 2017, among Savara Inc., Aravas Inc. and Silicon Valley Bank (Incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q filed on May 5, 2017.)
10.2		First Amendment dated October 31, 2017, to Loan and Security Agreement, dated April 28, 2017, among Savara Inc., Aravas Inc. and Silicon Valley Bank. (Incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q filed on November 8, 2017.)
10.3		Second Amendment, dated December 4, 2018, to Loan and Security Agreement, dated April 28, 2017, as amended on October 31, 2017, among Savara Inc., Aravas Inc. and Silicon Valley Bank. (Incorporated by reference to Exhibit 10.31 to the Registrant's Annual Report on Form 10-K filed on March 13, 2019.)
10.4		Third Amendment, dated January 31, 2020, to Loan and Security Agreement, dated April 28, 2017, as amended on October 31, 2017 and December 4, 2018, among the Registrant, Aravas Inc. and Silicon Valley Bank (Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on February 3, 2020.)
10.5		Fourth Amendment, dated March 30, 2021, to Loan and Security Agreement, dated April 28, 2017, as amended on October 31, 2017, December 4, 2018 and January 31, 2021, between the Registrant, Aravas Inc. and Silicon Valley Bank (Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on April 1, 2021.)
10.6		Amended and Restated Loan and Security Agreement, dated April 21, 2022, between the Registrant and its subsidiary, Aravas Inc., as borrowers, and Silicon Valley Bank (Incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on May 11, 2022.)
10.7	#	Savara Inc. Amended and Restated 2015 Omnibus Incentive Plan, as amended (Incorporated by reference to Appendix A of the Registrant's Proxy Statement filed on April 19, 2022.)
10.8	#	Form of Non-Statutory Stock Option Grant Agreement – Director (for grants to non-employee directors) under the 2015 Omnibus Incentive Plan (Incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on June 16, 2015.)
10.9	#	Form of Incentive Stock Option Grant Agreement – Exempt Employees under the 2015 Omnibus Incentive Plan (Incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed on June 16, 2015.)
10.10	#	Form of Incentive Stock Option Grant Agreement – Non-Exempt Employees under the 2015 Omnibus Incentive Plan (Incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K filed on June 16, 2015.)
10.11	#	Form of Non-Statutory Stock Option Grant Agreement – General under the 2015 Omnibus Incentive Plan (Incorporated by reference to Exhibit 10.8 to the Registrant's Annual Report on Form 10-K filed on March 14, 2018.)
10.12	#	Form of Grant of Restricted Stock Units under the 2015 Omnibus Incentive Plan. (Incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q filed on November 8, 2017.)
10.13	#	Aravas Inc. (formerly Savara Inc.) Stock Option Plan (Incorporated by reference to Exhibit 10.53 to the Registrant's Registration Statement on Form S-4 filed on February 10, 2017.)
10.14	#	Aravas Inc. (formerly Savara Inc.) Form of Incentive Stock Option Agreement (Incorporated by reference to Exhibit 10.54 to the Registrant's Registration Statement on Form S-4 filed on February 10, 2017.)
10.15		Savara Inc. 2021 Inducement Equity Incentive Plan (Incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form S-8 filed on January 20 2023.)
10.16		Form of Non-Statutory Stock Option Agreement – Under the 2021 Inducement Equity Incentive Plan (Incorporated by reference to Exhibit 10.16 to the Registrant's Annual Report on Form 10-QK filed on March 30, 2020.)

10.17		Form of Restricted Stock Unit Agreement (Inducement Award) – Under the 2021 Inducement Equity Incentive Plan (Incorporated by reference to Exhibit 10.17 to the Registrant's Annual Report on Form 10-QK filed on March 30, 2020.)
10.18	#	Form of Director and Officer Indemnification Agreement (Incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on October 23, 2006.)
10.19	+	Commercial Supply Agreement dated April 24, 2015 between PARI Pharma GmbH and Serendex Pharmaceuticals A/S (Incorporated by reference to Exhibit 10.62 to the Registrant's Registration Statement on Form S-4 filed on February 10, 2017.)
10.20	+	Research Collaboration and License Agreement dated November 7, 2014 between PARI Pharma GmbH and Serendex Pharmaceuticals A/S (Incorporated by reference to Exhibit 10.63 to the Registrant's Registration Statement on Form S-4 filed on February 10, 2017.)
10.21	+	Amendment No. 1, effective May 23, 2018, to the Research Collaboration and License Agreement between Savara Inc. (as successor in interest to Serendex Pharmaceuticals A/S) and PARI Pharma GmbH dated November 7, 2014 (Incorporated by reference to Exhibit 10.3 of the Registrant's Quarterly Report on Form 10-Q filed on August 9, 2018.)
10.22		Securities Purchase Agreement (Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on December 20, 2019.)
10.23		Registration Rights Agreement (Incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on December 20, 2019.)
10.24	+	Manufacture and Supply Agreement, dated as of April 26, 2019, between Savara ApS and GEMABIOTECH SAU (Incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q filed on May 9, 2019.)
10.25	+	Master Manufacturing Services Agreement, dated June 26, 2019, between Savara ApS and Patheon UK Limited. (Incorporated by reference to Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q filed on August 8, 2019.)
10.26		Form of Warrant Repurchase Agreement (Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on March 11, 2021.)
10.27	+	Master Services Agreement by and between Savara Inc. and Parexel International (IRL) Limited, effective January 6, 2021 (Incorporated by reference to Exhibit 10.4 of the Registrant's Quarterly Report on Form 10-Q filed on May 13, 2021.)
10.28	+	Work Order under Master Services Agreement by and between Savara Inc. and Parexel International (IRL) Limited, effective January 6, 2021 (Incorporated by reference to Exhibit 10.5 of the Registrant's Quarterly Report on Form 10-Q filed on May 13, 2021.)
10.29		First Amendment to Lease Agreement, dated October 26, 2022, between the Registrant and Overlook at Rob Roy Owner, LLC.
10.30		Sales Agreement, dated July 6, 2021, between the Registrant and Evercore Group L.L.C. (Incorporated by reference to Exhibit 1.2 of the Registrant's Registration Statement on Form S-3 filed on July 6, 2021.)
10.31		Amended and Restated Executive Employment Agreement, dated December 13, 2022, between Savara Inc. and Matthew Pauls (Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on December 15, 2022.)
10.32		Amended and Restated Executive Employment Agreement, dated December 13, 2022, between Savara Inc. and David Lowrance (Incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on December 15, 2022.)
10.33	+	Amendment No. 1 to the Manufacture and Supply Agreement, dated December 7, 2022 entered into by and between Savara ApS GEMABIOTECH SAU.
10.34		Executive Employment Agreement, dated November 10, 2022, between Savara Inc. and Raymond D. Pratt, M.D.
10.35		Executive Employment Agreement, dated February 13, 2023, between Savara Inc. and Rob Lutz (Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on February 13, 2023.)
21.1		List of Subsidiaries
23.1		Consent of RSM US LLP, Independent Registered Public Accounting Firm
24.1		Power of Attorney included on page of this Form 10-K
31.1		Certification of principal executive officer pursuant to Rule 13a-14(a)/15d-14(a)
31.2		Certification of principal financial officer pursuant to Rule 13a-14(a)/15d-14(a)
32.1	**	Certification of principal executive officer and principal financial officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS		Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

\# Indicates management contract or compensatory plan

\+ Indicates confidential treatment has been granted to certain portions of this exhibit, which portions have been omitted and filed separately with the SEC.

** These certifications are being furnished solely to accompany this report pursuant to 18 U.S.C. 1350, and are not being filed for purposes of Section 18 of the Securities Exchange Act of 1934 and are not to be incorporated by reference into any filing of the registrant, whether made before or after the date hereof, regardless of any general incorporation by reference language in such filing.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Savara Inc.

Date: March 30, 2023

By: _____ /s/ Matthew Pauls _____

Matthew Pauls
Chief Executive Officer and Chair of the Board of Directors

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Matthew Pauls and Dave Lowrance, and each of them acting individually, as his or her attorney-in-fact, each with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorney to any and all amendments to said Report.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Name	Title	Date
/s/ Matthew Pauls Matthew Pauls	Chief Executive Officer and Chair of the Board of Directors (Principal Executive Officer)	March 30, 2023
/s/ Dave Lowrance Dave Lowrance	Chief Financial and Administrative Officer (Principal Financial and Accounting Officer)	March 30, 2023
/s/ David Ramsay David Ramsay	Director	March 30, 2023
/s/ Joseph McCracken Joseph McCracken	Director	March 30, 2023
/s/ Nevan Elam Nevan Elam	Director	March 30, 2023
/s/ Rick Hawkins Rick Hawkins	Director	March 30, 2023
/s/ An Van Es-Johansson An Van Es-Johansson	Director	March 30, 2023
/s/ Ricky Sun Ricky Sun	Director	March 30, 2023

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Savara Inc.

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Savara Inc and its subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive loss, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with United States federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Accrued Research and Development Costs
As described in Note 2 to the consolidated financial statements, the Company records expenses of research and development activities, including nonclinical studies, and third-party contract services for clinical trials and manufacturing development. Clinical trials and contract manufacturing activities performed by third parties are expensed based upon estimates of work completed with respective contract research organizations ("CROs") or contract manufacturing organizations ("CMOs") and other third-party vendors. Though expenses are based on signed agreements, the complexity involved in determining expenses arises from agreements containing multiple milestones that require management's careful analysis with external parties to determine period expenses and potential contractual milestone expenses based on the progress made against benchmarks including but not limited to patients enrolled, services performed and equipment purchased.

During 2022, the Company incurred $28 million of research and development expenses. The Company recorded an accrued liability of $1.3 million for expenses incurred but not yet invoiced, and a prepaid expense of $1.8 million for payments made to vendors in excess of costs incurred.

Given the significant judgments and estimates in accounting for accrued research and development costs, we have determined this area a critical audit matter.

Our audit procedures related to the Company's accrued research and development costs included the following among others:

- We evaluated, on a sample basis, the reasonableness of management's methods and assumptions used in developing the accrued or prepaid research and development costs by:

    (1) Agreeing key milestones and completion terms, activities, timing, and costs per management provided schedules to signed and executed CMO and CRO contracts,

    (2) Obtaining evidence from third parties of the research and development activities performed for significant clinical trials and contract manufacturing services,

    (3) Inquiring of financial and clinical personnel on the status of the clinical trials, progress to completion of clinical trials, method of allocating contractual charges to specific tasks performed during the clinical trials, and the status of change orders,

    (4) Performed a comparison of current quarterly and annual results compared to prior quarter and prior year to assess the historical accuracy of management's analysis.

/s/ RSM US LLP

We have served as the Company's auditor since 2019.

Austin, Texas
March 30, 2023

Savara Inc. and Subsidiaries
Consolidated Balance Sheets
(in thousands, except for share and per share amounts)

		As of December 31,		
		2022		2021
Assets				
Current assets:				
Cash and cash equivalents	$	52,100	$	34,012
Short-term investments		73,776		127,159
Prepaid expenses and other current assets		3,078		3,829
Total current assets		128,954		165,000
Property and equipment, net		51		73
In-process R&D		10,656		11,274
Other non-current assets		116		251
Total assets	$	139,777	$	176,598
Liabilities and stockholders' equity				
Current liabilities:				
Accounts payable	$	1,334	$	1,443
Accrued expenses and other current liabilities		4,533		4,884
Current portion of long-term debt		—		8,333
Total current liabilities		5,867		14,660
Long-term liabilities:				
Long-term debt		26,078		17,323
Other long-term liabilities		54		117
Total liabilities		31,999		32,100
Commitments and contingencies (Note 10)				
Stockholders' equity:				
Common stock, $0.001 par value, 300,000,000 shares authorized as of December 31, 2022 and 2021, respectively; 114,046,345 and 114,036,892 shares issued and outstanding as of December 31, 2022 and 2021, respectively		116		116
Additional paid-in capital		446,938		444,898
Accumulated other comprehensive income (loss)		(605)		5
Accumulated deficit		(338,671)		(300,521)
Total stockholders' equity		107,778		144,498
Total liabilities and stockholders' equity	$	139,777	$	176,598

The accompanying notes are an integral part of these consolidated financial statements.

Savara Inc. and Subsidiaries
Consolidated Statements of Operations and Comprehensive Loss
(in thousands, except for share and per share amounts)

		Years ended December 31,		
		2022		2021
Operating expenses:				
Research and development	$	27,879	$	28,991
General and administrative		10,929		12,350
Depreciation and amortization		31		136
Total operating expenses		38,839		41,477
Loss from operations		(38,839)		(41,477)
Other income (expense), net:				
Interest expense, net		(88)		(2,282)
Foreign currency exchange loss		(19)		(99)
Tax credit income		796		844
Total other income (expense), net		689		(1,537)
Net loss	$	(38,150)	$	(43,014)
Net loss per share:				
Basic and diluted	$	(0.25)	$	(0.32)
Weighted-average common shares outstanding:				
Basic and diluted		152,771,817		133,919,145
Other comprehensive income (loss):				
Loss on foreign currency translation		(648)		(887)
Unrealized gain (loss) on short-term investments		38		(50)
Total comprehensive loss	$	(38,760)	$	(43,951)

The accompanying notes are an integral part of these consolidated financial statements.

Savara Inc. and Subsidiaries
Consolidated Statements of Changes in Stockholders' Equity
Years Ended December 31, 2022 and 2021
(in thousands, except share amounts)

| | Stockholders' Equity | | | | | |
| | Common Stock | | Additional Paid-In Capital | Accumulated Deficit | Accumulated Other Comprehensive Income (Loss) | Total |
	Number of Shares	Amount				
Balance on December 31, 2020	**54,152,955**	**$ 55**	**$ 320,893**	**$ (257,507)**	**$ 942**	**$ 64,383**
Issuance of common stock and pre-funded warrants in public offering, net of offering costs [1]	57,479,978	57	122,174	—	—	122,231
Repurchase of outstanding pre-funded warrants	—	—	(3,909)	—	—	(3,909)
Issuance of common stock upon exercise of stock warrants, net	1,737,450	2	2,544	—	—	2,546
Issuance of common stock upon exercise of stock options	285,576	1	15	—	—	16
Issuance of common stock for settlement of RSUs	443,897	1	(1)	—	—	—
Repurchase of shares for minimum tax withholdings	(62,964)	—	(78)	—	—	(78)
Stock-based compensation	—	—	3,260	—	—	3,260
Foreign exchange translation adjustment	—	—	—	—	(887)	(887)
Unrealized loss on short-term investments	—	—	—	—	(50)	(50)
Net loss	—	—	—	(43,014)	—	(43,014)
Balance on December 31, 2021	**114,036,892**	**$ 116**	**$ 444,898**	**$ (300,521)**	**$ 5**	**$ 144,498**
Issuance of common stock upon exercise of stock options	2,344	—	2	—	—	2
Issuance of common stock for settlement of RSUs	9,125	—	—	—	—	—
Repurchase of shares for minimum tax withholdings	(2,016)	—	(3)	—	—	(3)
Stock-based compensation	—	—	2,041	—	—	2,041
Foreign exchange translation adjustment	—	—	—	—	(648)	(648)
Unrealized gain on short-term investments	—	—	—	—	38	38
Net loss	—	—	—	(38,150)	—	(38,150)
Balance on December 31, 2022	**114,046,345**	**$ 116**	**$ 446,938**	**$ (338,671)**	**$ (605)**	**$ 107,778**

(1)   As discussed in *Note 9. Stockholders' Equity*, the Company sold (i) an aggregate of 57,479,978 shares of the Company's common stock, par value $0.001 per share and (ii) pre-funded warrants to purchase an aggregate of 32,175,172 shares of the Company's common stock at an exercise price, equal to the par value, of $0.001 per share.

The accompanying notes are an integral part of these consolidated financial statements.

Savara Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(in thousands)

	Years ended December 31,	
	2022	2021
Cash flows from operating activities:		
Net loss	$ (38,150)	$ (43,014)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	31	136
Amortization of right-of-use assets	136	231
Non-cash interest income	—	(103)
Foreign currency loss	19	99
Amortization of debt issuance costs	334	552
Amortization on premium to short-term investments, net	75	1,604
Stock-based compensation	2,041	3,260
Changes in operating assets and liabilities:		
Prepaid expenses and other current assets	1,336	(1,039)
Non-current assets	(57)	—
Accounts payable and accrued expenses and other current liabilities	(319)	(1,763)
Long-term liabilities	—	(44)
Net cash used in operating activities	(34,554)	(40,081)
Cash flows from investing activities:		
Purchase of property and equipment	(9)	(57)
Purchase of available-for-sale securities, net	(89,415)	(161,069)
Maturity of available-for-sale securities	130,793	83,470
Sale of available-for-sale securities, net	11,276	8,200
Net cash provided by (used in) investing activities	52,645	(69,456)
Cash flows from financing activities:		
Repurchase of outstanding pre-funded warrants	—	(3,909)
Repayment of long-term debt [1]	(26,350)	—
Proceeds from long-term debt, net [1]	26,438	—
Issuance of common stock and pre-funded warrants in public offering, net of offering costs	—	122,231
Issuance of common stock upon exercise of warrants, net	—	2,546
Proceeds from exercise of stock options	2	16
Repurchase of shares for minimum tax withholdings	(3)	(78)
Net cash provided by financing activities	87	120,806
Effect of exchange rate changes on cash and cash equivalents	(90)	(137)
Increase in cash and cash equivalents	18,088	11,132
Cash and cash equivalents beginning of period	34,012	22,880
Cash and cash equivalents end of period	$ 52,100	$ 34,012
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ 1,614	$ 1,969

(1) As discussed in *Note 7. Debt Facility*, the Amended Loan Agreement (as defined herein) was accounted for as a modification. The Company used the proceeds from the Amended Loan Agreement to repay the outstanding amounts under the Loan Agreement from Silicon Valley Bank.

The accompanying notes are an integral part of these consolidated financial statements.

Savara Inc. and Subsidiaries
Notes to Consolidated Financial Statements

1. Description of Business and Basis of Presentation

Description of Business

Savara Inc. (together with its subsidiaries "Savara," the "Company," "we," "our" or "us") is a clinical-stage biopharmaceutical company focused on rare respiratory diseases. The Company's lead program, molgramostim nebulizer solution ("molgramostim"), is an inhaled granulocyte-macrophage colony-stimulating factor in Phase 3 development for autoimmune pulmonary alveolar proteinosis ("aPAP"). Previously, the Company's pipeline included molgramostim for nontuberculous mycobacterial (NTM) lung infection in both non-cystic fibrosis ("CF") and CF patients, vancomycin hydrochloride inhalation powder ("vancomycin") for persistent methicillin-resistant Staphylococcus aureus ("MRSA") lung infection in people living with CF and inhaled liposomal ciprofloxacin ("Apulmiq") for non-CF bronchiectasis. The Company and its wholly-owned subsidiaries operate in one segment with its principal office in Austin, Texas as of December 31, 2022, though a significant portion of our employees work remotely.

Since inception, Savara has devoted substantially all of its efforts and resources to identifying and developing its product candidates, recruiting personnel, and raising capital. Savara has incurred operating losses and negative cash flow from operations and has no product revenue from inception to date. The Company has not yet commenced commercial operations.

Basis of Presentation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States ("U.S. GAAP") as defined by the Financial Accounting Standards Board (the "FASB"). Certain prior year amounts have been reclassified for consistency with the current period presentation.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements of the Company are stated in U.S. dollars. These financial statements include the accounts of the Company and its wholly-owned subsidiaries. The financial statements of the Company's wholly-owned subsidiaries are recorded in their functional currency and translated into the reporting currency. The cumulative effect of changes in exchange rates between the foreign entity's functional currency and the reporting currency is reported in *Accumulated other comprehensive income (loss)*. All intercompany transactions and accounts have been eliminated in consolidation.

Liquidity

As of December 31, 2022, the Company had an accumulated deficit of approximately $338.7 million. The Company used cash from operations of approximately $34.6 million for the year ended December 31, 2022. The cost to further develop and obtain regulatory approval for any drug is substantial and, as noted below, the Company may have to take certain steps to maintain a positive cash position. Although the Company has sufficient capital to fund many of its planned activities, it may need to continue to raise additional capital to further fund the development of, and seek regulatory approvals for, its product candidate and begin to commercialize any approved product.

The Company is currently focused on the development of molgramostim for the treatment of aPAP and believes such activities will result in the continued incurrence of significant research and development and other expenses related to this program. If the clinical trial for the Company's product candidate fails or produces unsuccessful results and the product candidate does not gain regulatory approval or, if approved, fails to achieve market acceptance, the Company may never become profitable. Even if the Company achieves profitability in the future, it may not be able to sustain profitability in subsequent periods. The Company intends to cover its future operating expenses through cash and cash equivalents on hand, short-term investments, and through a combination of equity offerings, debt financings, government or other third-party funding, and other collaborations and strategic alliances with partner companies. The Company cannot be sure that additional financing will be available when needed or that, if available, financing will be obtained on terms favorable to the Company or its stockholders.

The Company had cash and cash equivalents of $52.1 million and short-term investments of $73.8 million as of December 31, 2022, which is sufficient to fund the Company's operations for the twelve months subsequent to the issuance date of its consolidated financial statements for the year ended December 31, 2022. The Company may continue to raise additional capital as needed through the issuance of additional equity securities and potentially through borrowings and strategic alliances with partner companies. However, if such additional financing is not available timely

and at adequate levels, the Company may need to reevaluate its long-term operating plans. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In addition, on March 10, 2023, the FDIC took control of Silicon Valley Bank and created the National Bank of Santa Clara to hold the deposits of Silicon Valley Bank after Silicon Valley Bank was unable to continue its operations. Silicon Valley Bank's deposits are insured by the FDIC, in amount up to $250 thousand for any depositor; any deposit in excess of this insured amount could be lost. The U.S. Department of the Treasury, Federal Reserve Board, and FDIC stated that all depositors of Silicon Valley Bank would have access to all deposits after one business day following the date of closure; we and other depositors with Silicon Valley Bank received such access on March 13, 2023. Additionally, Treasury Secretary Janet L. Yellen, Federal Reserve Chair Jerome H. Powell and FDIC Chairman Martin J. Gruenberg have announced that all bank depositors, including deposits in excess of the FDIC Limit, with SVB will be fully protected.

In order to mitigate risks associated with our banking deposits, the Company maintains a significant portion of its liquidity in U.S. Treasury money market funds and other short-term investments with custodial services provided by U.S. Bank, N.A., refer to *Note 5. Short-term Investments* and *Note 8. Fair Value Measurements*. The Company continues to monitor the circumstances surrounding Silicon Valley Bank and does not anticipate a material impact on its financial condition or operations based upon the FDIC's management of Silicon Valley Bank's assets and operations; however, it continues to monitor the situation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management's estimates include those related to the accrual of research and development and general and administrative costs, certain financial instruments recorded at fair value, stock-based compensation, and the valuation allowance for deferred tax assets. The Company bases its estimates on historical experience and on various other market-specific and relevant assumptions that it believes to be reasonable under the circumstances. Accordingly, actual results could be materially different from those estimates.

Risks and Uncertainties

The product candidate being developed by the Company require approval from the U.S. Food and Drug Administration (the "FDA") or foreign regulatory agencies prior to commercial sales. There can be no assurance that the Company's product candidate will receive the necessary approvals. If the Company is denied regulatory approval of its product candidate, or if approval is delayed, it will have a material adverse impact on the Company's business, results of operations, and financial position.

The Company is subject to a number of risks similar to other life science companies, including, but not limited to, risks related to the successful discovery and development of drug candidates, raising additional capital, development of competing drugs and therapies, protection of proprietary technology, and market acceptance of the Company's products. As a result of these and other factors and the related uncertainties, there can be no assurance of the Company's future success.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and institutional bank money market accounts with original maturities of three months or less when acquired and are stated at cost, which approximates fair value.

Short-term Investments

The Company has classified its investments in debt securities with readily determinable fair value as available-for-sale securities. These securities are carried at estimated fair value with the aggregate unrealized gains and losses related to these investments reflected as a part of *Accumulated other comprehensive income (loss)* within stockholders' equity.

The fair value of the investments is based on the specific quoted market price of the securities or comparable securities at the balance sheet dates. Investments in debt securities are considered to be impaired when a decline in fair value is judged to be other than temporary because the Company either intends to sell or it is more-likely-than not that it will have to sell the impaired security before recovery. Once a decline in fair value is determined to be other than temporary, an impairment charge is recorded and a new cost basis in the investment is established. Refer to *Note 5. Short-term Investments* for additional discussion.

Concentration of Credit Risk

We are subject to credit risk from our portfolio of cash equivalents and marketable securities. These investments were made in accordance with our investment policy which specifies the categories, allocations, and ratings of securities we

may consider for investment. The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive without significantly increasing risk. We maintain our cash and cash equivalents and marketable securities with a limited number of financial institutions. Deposits held with the financial institutions exceed the amount of insurance provided on such deposits. We are exposed to credit risk in the event of a default by the financial institutions holding our cash, cash equivalents and marketable securities to the extent recorded on the consolidated balance sheets.

Accrued Research and Development Costs

The Company records the costs associated with research, nonclinical and clinical trials, and manufacturing development as incurred. These costs are a significant component of the Company's research and development expenses, with a substantial portion of the Company's on-going research and development activities conducted by third party service providers, including contract research and manufacturing organizations.

The Company accrues for expenses resulting from obligations under agreements with contract research organizations ("CROs"), contract manufacturing organizations ("CMOs"), and other outside service providers for which payment flows do not match the periods over which materials or services are provided to the Company. Accruals are recorded based on estimates of services received and efforts expended pursuant to agreements established with CROs, CMOs, and other outside service providers. These estimates are typically based on contracted amounts applied to the proportion of work performed and determined through analysis with internal personnel and external service providers as to the progress or stage of completion of the services. The Company makes significant judgments and estimates in determining the accrual balance in each reporting period. In the event advance payments are made to a CRO, CMO, or outside service provider, the payments will be recorded as a prepaid asset which will be amortized or expensed as the contracted services are performed. As actual costs become known, the Company adjusts its prepaids and accruals. Inputs, such as the services performed, the number of patients enrolled, or the trial duration, may vary from the Company's estimates, resulting in adjustments to research and development expense in future periods. Changes in these estimates that result in material changes to the Company's accruals could materially affect the Company's results of operations. To date, the Company has not experienced any material deviations between accrued and actual research and development expenses. Refer to *Note 4. Accrued Expenses and Other Current Liabilities* for additional discussion.

Business Combinations

The Company accounts for business combinations in accordance with Accounting Standards Codification ("ASC") Topic 805, *Business Combinations*, and as further defined by Accounting Standards Update ("ASU") 2017-01, *Business Combinations (Topic 805)*, which requires the purchase price to be measured at fair value. When the purchase consideration consists entirely of shares of our common stock, the Company calculates the purchase price by determining the fair value, as of the acquisition date, of shares issued in connection with the closing of the acquisition and, if the transaction involves contingent consideration based on achievement of milestones or earn-out events, the probability-weighted fair value, as of the acquisition date, of shares issuable upon the occurrence of future events or conditions pursuant to the terms of the agreement governing the business combination. If the transaction involves such contingent consideration, our calculation of the purchase price involves probability inputs that are highly judgmental due to the inherent unpredictability of drug development, particularly by development-stage companies. The Company recognizes estimated fair values of the tangible assets and intangible assets acquired, including in process research and development ("IPR&D"), and liabilities assumed as of the acquisition date, and we record as goodwill any amount of the purchase price of the tangible and intangible assets acquired and liabilities assumed in excess of the fair value.

License and Collaboration Agreements

From time to time the Company enters and may continue to enter into license and collaboration agreements with third parties whereby the Company purchases the rights to develop, market, sell and/or distribute the underlying pharmaceutical products or drug candidates. Pursuant to these agreements, the Company may be required to make up-front payments, milestone payments contingent upon the achievement of certain pre-determined criteria, royalty payments based on specified sales levels of the underlying products, and/or certain other payments. Up-front payments are either expensed immediately as research and development or capitalized. The determination to capitalize amounts related to licenses is based on management's judgments with respect to stage of development, the nature of the rights acquired, alternative future uses, developmental and regulatory issues and challenges, the net realizable value of such amounts based on projected sales of the underlying products, the commercial status of the underlying products, and/or various other competitive factors. Milestone payments made prior to regulatory approval are generally expensed as incurred and milestone payments made subsequent to regulatory approval are generally capitalized as an intangible asset. Royalty payments are expensed as incurred. Other payments made pursuant to license and collaboration agreements, which are generally related to research and development activities, are expensed as incurred.

Goodwill and Acquired In-Process Research and Development

In accordance with ASC Topic 350, *Intangibles – Goodwill and Other*, the Company's acquired IPR&D and goodwill, when applicable, is determined to have indefinite lives and, therefore, is not amortized. Instead, it is tested for impairment annually and between annual tests if the Company becomes aware of an event or a change in circumstances that would indicate the carrying value may be impaired. For instance, based upon the ultimate scope and scale of the COVID-19 global pandemic, there may be materially negative impacts to the assumptions made with respect to our IPR&D assets that could result in an impairment of such assets.

With respect to the impairment testing of acquired IPR&D, ASU 2011-08, *Intangibles – Goodwill and Other (Topic 350): Testing Goodwill for Impairment*, and ASU 2012-02, *Intangibles – Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment*, provides for a two-step impairment process with the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to the determination that it is more-likely-than not (that is, a likelihood of more than 50%) that acquired IPR&D is impaired. If the Company chooses to first assess qualitative factors and it determines that it is more-likely-than not acquired IPR&D is not impaired, the Company is not required to take further action to test for impairment.

ASU 2017-04, *Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment*, outlines an impairment model providing us the option to implement a one-step method for determining impairment of goodwill, thereby simplifying the subsequent measurement of goodwill by eliminating Step 2 (quantitative calculation of measuring a goodwill impairment loss by comparing the implied fair value of a reporting unit's goodwill with the carrying amount of that goodwill) from the goodwill impairment test. Under the amendments in this guidance, an entity should perform its annual or interim goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. Additionally, an entity should consider income tax effects from any tax-deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment loss, if applicable.

When the Company performs a quantitative assessment of acquired IPR&D, it compares its carrying value to its estimated fair value to determine whether an impairment exists. Due to a lack of Level 1 or Level 2 inputs, the Multi-Period Excess Earnings Method ("MPEEM"), which is a form of the income approach, was used to estimate the fair value of acquired IPR&D when performing a quantitative assessment. Under the MPEEM, the fair value of an intangible asset is equal to the present value of the asset's projected incremental after-tax cash flows (excess earnings) remaining after deducting the market rates of return on the estimated value of contributory assets (contributory charge) over its remaining useful life. The Company evaluates potential impairment of its acquired IPR&D annually on September 30, utilizing a qualitative approach and determining if it was more-likely-than not that the fair value was impaired. We evaluate potential impairment of our acquired goodwill, if any, annually on or around June 30, performing the quantitative analysis based upon market capitalization.

Our determinations as to whether, and if so, the extent to which goodwill and acquired IPR&D become impaired are highly judgmental and, in the case of applying the MPEEM approach to estimate fair value, are based on significant assumptions regarding our projected future financial condition and operating results, changes in the manner of our use of the acquired assets, development of our acquired assets or our overall business strategy, and regulatory, market, and economic environment and trends.

If the associated research and development effort is abandoned, the related asset will be written-off, and the Company will record a non-cash impairment loss on its consolidated statements of operations and comprehensive loss. For those products that reach commercialization, the IPR&D asset will be amortized over its estimated useful life. Refer to *Note 8. Fair Value Measurements – Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis* for additional discussion.

Leases

The Company accounts for a contract as a lease when it has the right to control the asset for a period of time while obtaining substantially all of the asset's economic benefits in accordance with ASU 2016-02, *Leases (Topic 842),* as codified in ASC 842, *Leases.* Lease right-of-use assets and liabilities are initially recorded on the lease commencement date based on the present value of lease payments over the lease term. The present value of lease payments is determined by using the interest rate implicit in the lease, if that rate is readily determinable; otherwise, the Company uses its estimated secured incremental borrowing rate for that lease term. Leases may include renewal, purchase or termination options that can extend or shorten the term of the lease. The exercise of those options is at the Company's sole discretion and is evaluated at inception and throughout the contract to determine if a modification of the lease term is required.

In addition to rent, the leases may require the Company to pay additional amounts for taxes, insurance, maintenance, and other expenses, which are generally referred to as non-lease components. The Company has elected to not separate lease and non-lease components. Only the fixed costs for lease components and their associated non-lease components are accounted for as a single lease component and recognized as part of a right-of-use asset and liability. Rent expense is recognized on a straight-line basis over the reasonably assured lease term based on the total lease payments and is included in operating expenses in the consolidated statements of operations and comprehensive loss.

The Company has made an accounting policy election providing that leases with an initial term of 12 months or less are not recorded as a lease right-of-use asset and corresponding liability in accordance with ASC 842, *Leases*; those lease payments are recognized in the consolidated statements of operations and comprehensive loss on a straight-line basis over the lease term. Refer to *Note 10. Commitments – Operating Leases* for additional discussion.

Segment Reporting

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision making group, in making decisions on how to allocate resources and assess performance. Our chief operating decision maker is the chief executive officer. We have one operating segment, specialty pharmaceuticals within the respiratory system.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is determined on a straight-line basis over the estimated useful lives of the assets, which range from three to five years. Repairs and maintenance that do not improve or extend the useful life of the respective asset are charged to expense as incurred. Refer to *Note 6. Property and Equipment, net* for additional discussion.

Patents and Intellectual Property

As the Company's products are currently under research and development and are not currently approved for market, costs incurred in connection with patent applications are expensed as incurred due to the uncertainty of the future economic benefits of the underlying patents and intellectual property.

Fair Value of Financial Instruments

The accounting standard for fair value measurements provides a framework for measuring fair value and requires disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, based on the Company's principal or, in absence of a principal, most advantageous market for the specific asset or liability.

The Company uses a three-tier fair value hierarchy to classify and disclose all assets and liabilities measured at fair value on a recurring basis, as well as assets and liabilities measured at fair value on a non-recurring basis, in periods subsequent to their initial measurement. The hierarchy requires the Company to use observable inputs when available, and to minimize the use of unobservable inputs, when determining fair value.

The three tiers are defined as follows:

- Level 1 – Observable inputs that reflect quoted market prices (unadjusted) for identical assets or liabilities in active markets;

- Level 2 – Observable inputs other than quoted prices in active markets that are observable either directly or indirectly in the marketplace for identical or similar assets and liabilities; and

- Level 3 – Unobservable inputs that are supported by little or no market data, which require the Company to develop its own assumptions.

Financial instruments carried at fair value include cash and cash equivalents, short-term investments, and foreign exchange derivatives not designated as hedging instruments.

Financial instruments not carried at fair value include accounts payable and accrued liabilities. The carrying amounts of these financial instruments approximate fair value due to the highly liquid nature of these short-term instruments. Refer to *Note 8. Fair Value Measurements* for additional discussion.

Revenue Recognition

The Company records revenue based on a five-step model in accordance with ASC 606, *Revenue from Contracts with Customers*. To date, the Company has not generated any product revenue. The Company's ability to generate product

revenues, which the Company does not expect will occur in the next several years, if ever, will depend heavily on the successful development, regulatory approval, and eventual commercialization of the Company's product candidates.

Net Loss per Share

Basic net loss attributable to common stockholders per share is calculated by dividing the net loss attributable to common stockholders by the weighted average number of shares of common stock and pre-funded warrants outstanding during the period without consideration of common stock equivalents. Since the Company was in a loss position for all periods presented, diluted net loss per share is the same as basic net loss per share for all periods presented as the inclusion of all potential dilutive securities would have been antidilutive. Refer to *Note 14. Net Loss per Share* for additional discussion.

Stock-Based Compensation

The Company recognizes the cost of stock-based awards granted to employees based on the estimated grant-date fair value of the awards. The value of the portion of the award is recognized as expense ratably over the requisite service period. The Company recognizes the compensation costs for awards that vest over several years on a straight-line basis over the vesting period. Forfeitures are recognized when they occur, which may result in the reversal of compensation costs in subsequent periods as the forfeitures arise. In addition, the Company accounts for any modifications to stock-based awards in accordance with ASC Topic 718, *Compensation – Stock Compensation*. Refer to *Note 12. Stock-Based Compensation* for additional discussion.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities will be recognized in the period that includes the enactment date. A valuation allowance is established against the deferred tax assets to reduce their carrying value to an amount that is more-likely-than not to be realized. Refer to *Note 13. Income Taxes* for additional discussion.

Recent Accounting Pronouncements

There are no recent accounting pronouncements issued by the FASB, the AICPA, or the SEC that are believed by the Company's management to have a material effect, if any, on the Company's consolidated financial statements.

3. Prepaid Expenses and Other Current Assets

Prepaid expenses, consisted of (in thousands):

	December 31,			
	2022		2021	
Prepaid contracted research and development costs	$	1,822	$	1,902
R&D tax credit receivable		792		838
VAT receivable		162		306
Prepaid insurance		231		427
Deposits and other		71		356
Total prepaid expenses and other current assets	$	3,078	$	3,829

Prepaid Contracted Research and Development Costs

As of December 31, 2022 *Prepaid contracted research and development costs* are primarily comprised of contractual prepayments associated with the Company's clinical trial for molgramostim for the treatment of aPAP. This includes prepaid amounts paid under agreements with CROs, CMOs, and other outside service providers that provide services in connection with the Company's research and development activities.

Tax Credit Receivable

The Company has recorded a Danish tax credit earned by its subsidiary, Savara ApS, as of December 31, 2022. Under Danish tax law, Denmark remits a research and development tax credit equal to 22% of qualified research and development expenditures, not to exceed established thresholds. During the year ended December 31, 2021, the Company generated a Danish tax credit of $0.8 million which was received in the fourth quarter of 2022. During the year ended December 31, 2022, the Company generated a Danish tax credit of $0.8 million which is expected to be received in the fourth quarter of 2023.

4. Accrued Expenses and Other Current Liabilities

Accrued expenses and other liabilities, consisted of (in thousands):

	December 31, 2022	December 31, 2021
Accrued compensation	$ 2,365	$ 2,526
Accrued contracted research and development costs	1,322	1,623
Accrued general and administrative costs	782	600
Lease liability	64	135
Total accrued expenses and other current liabilities	$ 4,533	$ 4,884

Accrued Compensation

As of December 31, 2022 *Accrued compensation* includes amounts to be paid to employees for salary, vacation and non-equity performance-based compensation. At the end of any period, the amount accrued for such compensation may vary due to many factors including, but not limited to, timing of payments to employees and vacation usage.

Accrued Contracted Research and Development Costs

As of December 31, 2022 *Accrued contracted research and development costs* are primarily comprised of costs associated with molgramostim for the treatment of aPAP, including expenses resulting from obligations under agreements with CROs, CMOs, and other outside service providers that provide services in connection with the Company's research and development activities.

5. Short-term Investments

Short-term Investments in Available-for-Sale Securities

The Company's investment policy seeks to preserve capital and maintain sufficient liquidity to meet operational and other needs of the business. The following table summarizes, by major security type, the Company's investments (in thousands):

As of December 31, 2022	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Short-term investments				
U.S. government securities	$ 73,784	$ 8	$ (16)	$ 73,776
Asset backed securities	—	—	—	—
Corporate securities	—	—	—	—
Commercial paper	—	—	—	—
Total short-term investments (*)	$ 73,784	$ 8	$ (16)	$ 73,776

As of December 31, 2021	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Short-term investments				
U.S. government securities	$ 12,205	$ —	$ (15)	$ 12,190
Asset backed securities	11,349	—	(3)	11,346
Corporate securities	49,095	—	(29)	49,066
Commercial paper	54,557	—	—	54,557
Total short-term investments (*)	$ 127,206	$ —	$ (47)	$ 127,159

* Designated custodial institution, U.S. Bank, N.A.

The Company has classified its investments as available-for-sale securities. These securities are carried at estimated fair value with the aggregate unrealized gains and losses related to these investments reflected as a part of *Accumulated*

other comprehensive income (loss) in the consolidated balance sheet. Classification as short-term or long-term is based upon whether the maturity of the debt securities is less than or greater than twelve months.

There were no significant realized gains or losses related to investments for the years ended December 31, 2022 and 2021.

6. Property and Equipment, Net

Property and equipment, net consisted of (in thousands):

| | December 31, | | |
	2022		2021
Research and development equipment	$ 1,102	$	1,102
Equipment	666		746
Furniture and fixtures	61		151
Leasehold improvements	145		153
Total property and equipment	1,974		2,152
Less accumulated depreciation	(1,923)		(2,079)
Property and equipment, net	$ 51	$	73

Depreciation expense for the years ended December 31, 2022 and 2021 was minimal, respectively.

7. Debt Facility

On April 28, 2017, the Company and its subsidiary, Aravas Inc. ("Aravas"), entered into a loan and security agreement with Silicon Valley Bank, as amended by the First Amendment to the Loan and Security Agreement on October 31, 2017, the Second Amendment to the Loan and Security Agreement on December 4, 2018, the Third Amendment on January 31, 2020, and the Fourth Amendment on March 30, 2021 (the "Loan Agreement"), pursuant to which Silicon Valley Bank provided a term loan to us in the principal amount of $25.0 million.

On April 21, 2022, the Company and Aravas entered into an Amended and Restated Loan and Security Agreement (the "Amended Loan Agreement"), as co-borrowers, and Silicon Valley Bank, as lender (the "Lender"), which amended and restated the Loan Agreement in its entirety. The Amended Loan Agreement provides for a $26.5 million term loan facility. The Company used the proceeds from the Amended Loan Agreement to repay outstanding amounts under the Loan Agreement, including principal of $25.0 million, a prepayment fee of $0.1 million, and an end of term charge of $1.4 million.

Pursuant to the Amended Loan Agreement, the loan has an interest-only monthly payment through April 21, 2026 (the "Interest-Only Period") and thereafter equal monthly installments of principal plus interest over 12 months until April 21, 2027 (the "Maturity Date"). However, the Company may elect to extend the Interest-Only Period until the Maturity Date if it maintains cash and cash equivalents equal to at least 1.75 times the outstanding principal amount of the loan during the fifth year. If the Interest-Only Period is extended, all principal and unpaid interest is due and payable on the Maturity Date.

The loan bears interest at a floating rate equal to the greater of (i) 3% and (ii) the prime rate reported in The Wall Street Journal, minus a spread of 0.5%. Savara is obligated to pay customary closing fees and a final payment of 2.75% of the principal amount advanced under the facility. The Company may prepay the loan in whole or in part at any time, subject to a prepayment fee of 4.25% if prepaid within the first anniversary of the closing date and 1.0% if prepaid between the first and second anniversaries of the closing date. Following the second anniversary, there is no prepayment fee.

Silicon Valley Bank was granted a perfected first priority lien in all of the Company's assets with a negative pledge on intellectual property. The Amended Loan Agreement contained customary affirmative and negative covenants, including among others, covenants that limit the Company's and its subsidiaries' ability to dispose of assets, permit a change in control, merge or consolidate, make acquisitions, incur indebtedness, grant liens, make investments, make certain restricted payments, and enter into transactions with affiliates, in each case subject to certain exceptions. Additionally, the Amended Loan Agreement contains an affirmative covenant providing that if the Company's balance of cash and cash equivalents falls below $40.0 million, the Company is required to maintain cash and cash equivalents equal to at least (i) six months of operating expenses and (ii) 1.2 times the outstanding principal amount of the loan (or 1.75 in the final year of the loan if the Interest-Only Period is extended).

In accordance with FASB ASC Topic 470-50, *Debt – Modifications and Extinguishments*, the Company evaluated the Amended Loan Agreement to determine whether it should be accounted for as a modification or extinguishment. As a result of this analysis, the Amended Loan Agreement was accounted for as a modification. Accordingly, no gain or loss is recognized. Approximately $0.1 million of fees paid to the lender were capitalized and will be amortized over the term of

the Amended Loan Agreement. Expenses paid to third parties associated with the Amended Loan Agreement were immediately expensed and recorded in the *Interest expense* line item in our consolidated statement of operations.

On March 10, 2023, the FDIC took control and was appointed receiver of Silicon Valley Bank. As such, the Company is monitoring the impact on the Amended Loan Agreement.

Summary of Carrying Value

The following table summarizes the components of the long-term debt carrying value, which approximates the fair value (in thousands):

Future minimum payments due during the year ended December 31,		
2023	$	—
2024		—
2025		—
2026		17,667
2027		9,562
Total future minimum payments		27,229
Unamortized end of term charge		(630)
Debt issuance costs		(478)
Debt discount related to warrants		(43)
Total debt		26,078
Current portion of long-term debt		—
Long-term debt	$	26,078

8. Fair Value Measurements

The Company measures and reports certain financial instruments at fair value on a recurring basis and evaluates its financial instruments subject to fair value measurements on a recurring and nonrecurring basis to determine the appropriate level in which to classify them in each reporting period.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The Company determined that certain investments in debt securities classified as available-for-sale securities were Level 1 financial instruments.

Additional investments in corporate debt securities, commercial paper, and asset-backed securities are considered Level 2 financial instruments because the Company has access to quoted prices but does not have visibility to the volume and frequency of trading for all of these investments. For the Company's investments, a market approach is used for recurring fair value measurements and the valuation techniques use inputs that are observable, or can be corroborated by observable data, in an active marketplace.

The fair value of these instruments as of December 31, 2022 and 2021 was as follows (in thousands):

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
As of December 31, 2022				
Cash equivalents (*):				
U.S. Treasury money market funds	$ 48,804	$ —	$ —	$ 48,804
Short-term investments (*):				
U.S. government securities	73,776	—	—	73,776
Asset backed securities	—	—	—	—
Corporate securities	—	—	—	—
Commercial paper	—	—	—	—
As of December 31, 2021				
Cash equivalents (*):				
U.S. Treasury money market funds	$ 30,853	$ —	$ —	$ 30,853
Short-term investments (*):				
U.S. government securities	12,190	—	—	12,190
Asset backed securities	—	11,346	—	11,346
Corporate securities	—	49,066	—	49,066
Commercial paper	—	54,557	—	54,557

Designated custodial institution, U.S. Bank, N.A.

The Company did not transfer any assets measured at fair value on a recurring basis to or from Level 1, Level 2, and Level 3 during the years ended December 31, 2022 and 2021.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis. These assets and liabilities are not measured at fair value on an ongoing basis, but are subject to fair value adjustments annually or whenever events or circumstances indicate that the carrying value of those assets may not be recoverable. These assets and liabilities can include acquired IPR&D and other long-lived assets that are written down to fair value if they are impaired.

As of December 31, 2022, the Company had IPR&D of approximately $10.7 million. At December 31, 2022, the Company performed an impairment analysis and concluded that the impact of COVID-19 or other factors did not trigger any impairment indicators.

For the years ended December 31, 2022 and 2021, the Company experienced a decrease of approximately $0.6 million and a decrease of approximately $0.9 million, respectively, in the carrying value of IPR&D, which was due to foreign currency translation.

9. Stockholders' Equity

Private Placement

On December 24, 2019, the Company completed a private placement in a public entity (the "Private Placement" or "PIPE") under a Securities Purchase Agreement (the "Purchase Agreement") with certain institutional and accredited investors (the "Investors"), pursuant to which we issued and sold to the Investors 9,569,430 shares of our common stock at a price of $1.745 per share and pre-funded warrants ("Pre-Funded PIPE Warrants") to purchase an aggregate of 5,780,537 shares of common stock at $1.744 per share (or $1.745 minus the exercise price of $.001). The net proceeds after deducting placement fees and offering expenses were approximately $25.2 million. We also issued accompanying warrants (the "Milestone Warrants"), with an exercise price of $1.48 per share, to purchase an aggregate of up to 32,577,209 additional shares of common stock and may receive up to approximately $48.2 million from the exercise of the Milestone Warrants prior to their expiration, totaling potential aggregate gross proceeds of up to approximately $75.0 million from the PIPE before deducting placement agent fees and estimated offering expenses. The Milestone Warrants were exercisable at any time prior to the earlier of thirty days following the achievement of a defined clinical milestone or two years after the closing date of the Private Placement. The Pre-Funded PIPE Warrants are exercisable at any time after their original issuance and will not expire.

We intend to use the net proceeds from the Private Placement to fund a new clinical trial of molgramostim for the treatment of aPAP and for other general corporate purposes.

The net proceeds from the Private Placement were allocated among the instruments based upon their relative fair values at December 24, 2019 resulting in carry values of the respective instruments as follows (in thousands):

Financial instruments		Relative Fair Value
Common stock and Pre-Funded PIPE Warrants	$	11,713
Milestone Warrants		13,534
Total Net Proceeds from Private Placement	$	25,247

Milestone Warrants

Immediately prior to the March 15, 2021 Public Offering, discussed below, the Company entered into separate, privately-negotiated warrant repurchase agreements with certain holders of its outstanding Milestone Warrants. The Company paid $3.9 million ($0.15 per share of Common Stock underlying each milestone warrant) to repurchase milestone warrants with 26,061,769 shares of Common Stock underlying such warrants, and the warrants were terminated. The warrant repurchase was accounted for as an equity transaction and resulted in a reduction to *Additional paid-in capital* in the consolidated statement of stockholders' equity.

On August 13, 2021, thirty days following the achievement of a defined clinical milestone, the remaining 3,474,902 Milestone Warrants expired and therefore such Milestone Warrants were terminated and no longer outstanding or exercisable.

Public Offering of Common Stock

On March 15, 2021, the Company sold (i) an aggregate of 57,479,978 shares of the Company's common stock, par value $0.001 per share (the "Common Stock") for $1.45 per share, of which 11,694,150 shares were issued pursuant to the underwriters' option to purchase additional shares, and (ii) pre-funded warrants to purchase an aggregate of 32,175,172 shares of Common Stock at an exercise price of $0.001 per share (the "2021 Pre-Funded Warrants") for $1.449 per warrant (collectively, the "Public Offering").

The Company determined that the securities issued in the Public Offering were free-standing and that the 2021 Pre-Funded Warrants did not contain any settlement obligations that would result in liability classification under ASC 480, *Distinguishing Liabilities from Equity* and ASC 815-40, *Contracts in Entity's Own Equity*. The shares encompassed in the 2021 Pre-Funded Warrants were sold at the same price as the underlying common stock, less $0.001 (which represents the exercise price of the warrants).

The Public Offering resulted in net proceeds to the Company of approximately $122.2 million, after deducting final underwriting discounts, commissions and offering expenses, as follows (in thousands):

Financial instruments		Proceeds
Common stock	$	83,346
2021 Pre-funded Warrants		46,622
Total		129,968
Offering expenses		(7,737)
Net proceeds	$	122,231

Wainwright Common Stock Sales Agreement

On April 28, 2017, the Company entered into a Common Stock Sales Agreement with H.C. Wainwright & Co., LLC ("Wainwright"), as sales agent, which was amended by Amendment No. 1 to the Common Stock Agreement (the "Amendment") on June 29, 2018 (the "Wainwright Sales Agreement"), pursuant to which the Company may offer and sell, from time to time, through Wainwright, shares of Savara's common stock, par value $0.001 per share (the "Shares"), having an aggregate offering price of not more than $60.0 million, in addition to the $2.3 million in shares sold prior to the Amendment. The Amendment was effective on July 13, 2018, the date the Company's shelf registration statement on Form S-3, as filed with the Securities and Exchange Commission on June 29, 2018, was declared effective ("2018 Registration Statement") by the Securities and Exchange Commission. The Shares were offered and sold pursuant to the 2018 Registration Statement. Subject to the terms and conditions of the Wainwright Sales Agreement, Wainwright used its commercially reasonable efforts to sell the Shares from time to time, based upon the Company's instructions. The Company has provided Wainwright with customary indemnification rights, and Wainwright was entitled to a commission at a fixed commission rate equal to 3.0% of the gross proceeds per Share sold. Sales of the Shares, if any, under the Wainwright Sales Agreement may be made in transactions that are deemed to be "at the market offerings" as defined in Rule 415 under the Securities Act of 1933, as amended. The Company has no obligation to sell any of the Shares and may at any time suspend sales under the Wainwright Sales Agreement or terminate the Wainwright Sales Agreement.

On July 2, 2021, the Company delivered written notice to Wainwright that it was terminating the Wainwright Sales Agreement effective July 12, 2021.

Evercore Common Stock Sales Agreement

On July 6, 2021, the Company entered into a Common Stock Sales Agreement with Evercore Group L.L.C. ("Evercore"), as sales agent (the "Sales Agreement"), pursuant to which the Company may offer and sell, from time to time, through Evercore, shares of Savara's common stock, par value $0.001 per share (the "Shares"), having an aggregate offering price of not more than $60 million. The Agreement was effective on July 16, 2021 (the "New Registration Statement"), the date the Company's shelf registration agreement on Form S-3, as filed with the SEC on July 6, 2021, was declared effective by the SEC. The Shares will be offered and sold pursuant to the New Registration Statement. Subject to the terms and conditions of the Sales Agreement, Evercore will use commercially reasonable efforts to sell the Shares from time to time, based upon the Company's instructions. The Company has provided Evercore with customary indemnification rights, and Evercore will be entitled to a commission at a fixed commission rate equal to 3% of the gross proceeds per Share sold. Sales of the Shares, if any, under the Sales Agreement may be made in transactions that are deemed to be "at the market offerings" as defined in Rule 415 under the Securities Act of 1933, as amended. The Company has no obligation to sell any of the Shares and may at any time suspend sales under the Sales Agreement or terminate the Sales Agreement.

During the year ended December 31, 2022, the Company did not sell any shares of common stock under the Evercore Sales Agreement.

Common Stock

The Company's amended and restated certificate of incorporation, as amended in June 2021, authorizes the Company to issue 301 million shares of capital stock, consisting of 300 million shares of common stock with $0.001 par value per share and one million shares of preferred stock with $0.001 par value per share.

The following is a summary of the Company's common stock at December 31, 2022 and 2021:

	December 31	
	2022	**2021**
Common stock authorized	300,000,000	300,000,000
Common stock outstanding	114,046,345	114,036,892

The Company's shares of common stock reserved for issuance as of December 31, 2022 and 2021 were as follows:

	December 31,	
	2022	**2021**
April 2017 Warrants	24,725	24,725
June 2017 Warrants	41,736	41,736
December 2018 Warrants	11,332	11,332
2017 Pre-funded Warrants	775,000	775,000
Pre-funded PIPE Warrants	5,780,537	5,780,537
2021 Pre-funded Warrants	32,175,172	32,175,172
Stock options outstanding	7,933,184	6,218,841
Issued and non-vested RSUs	1,942,250	1,272,375
Total shares reserved	**48,683,936**	**46,299,718**

Warrants

The following table summarizes the outstanding warrants for the Company's common stock as of December 31, 2022:

Expiration Date	Shares Underlying Outstanding Warrants		Exercise Price
October 2024	775,000	$	0.01
April 2027	24,725	$	2.87
June 2027	41,736	$	2.87
December 2028	11,332	$	2.87
None	37,955,709	$	0.001
	38,808,502		

Accumulated Other Comprehensive Income (Loss) Information

The components of accumulated other comprehensive income (loss) as of the dates indicated and the change during the period were (in thousands):

	Foreign Exchange Translation Adjustment		Unrealized Gain (Loss) on ST Investments		Total Accumulated Other Comprehensive Income (Loss)	
Balance, December 31, 2020	$	941	$	1	$	942
Change		(887)		(50)		(937)
Balance, December 31, 2021		54	$	(49)		5
Change		(648)		38		(610)
Balance, December 31, 2022	$	(594)	$	(11)	$	(605)

10. Commitments

Operating Leases

The Company has entered into operating leases for real estate in multiple locations. The Company's leases have lease terms that include options to extend (in some cases, for up to 36 months). The exercise of lease renewal and termination options are at the Company's sole discretion with the exception of the Austin Texas lease, as amended, noted below. For purposes of calculating operating lease liabilities, the Company's leases are deemed not to include an option to extend the lease term until it is reasonably certain that the Company will exercise that option. The Company has operating lease agreements with lease and non-lease components that are accounted for as a single lease component.

The Company previously subleased office space pursuant to a sublease that expired at the end of July 2021. On June 3, 2021, the Company entered into a lease agreement (the "Antecedent TX Lease") with the same landlord for a different office suite located in the same building and relocated its headquarters to this location. The Antecedent TX Lease commencement date was August 1, 2021 and continued through December 31, 2022. On commencement of the Antecedent TX Lease, the Company recorded an operating lease liability and corresponding right-of-use asset of approximately $0.1 million. In December 2022, contemporaneously with the expiration of the Antecedent TX Lease, the Company entered into another lease (the "Current TX Lease") with the same landlord for a different office suite located in the same commercial complex and relocated its headquarters to this location. The term for the Current TX Lease is initially six months or June 30, 2023, at which point it converts to a month-to-month arrangement thereafter with termination rights upon thirty days written notice. Due to the duration of the Current Texas Lease term, no right-of-use asset or corresponding liability has been recorded in accordance with the Company's election under ASC 842 further described in *Note 2. Summary of Significant Accounting Policies*.

On July 7, 2021, the Company entered into a lease agreement (the "PA Lease") for an office space in Langhorne, Pennsylvania. The PA Lease commencement date was October 1, 2021 and will continue through September 30, 2024. On commencement of the PA Lease, the Company recorded an operating lease liability and corresponding right-of-use asset of approximately $0.2 million.

The Company also terminated a lease agreement during the fourth quarter of 2021. As a result of the termination, the Company paid a fee of approximately $20,000 that would have otherwise been payable as part of the property's annual base rent. This termination resulted in a reduction of right-of-use operating lease assets and operating lease liabilities of approximately $0.1 million.

The following is a maturity analysis of the annual undiscounted cash flows reconciled to the carrying value of the operating lease liabilities as of December 31, 2022 (in thousands):

Year ending December 31,		
2023	$	63
2024		54
Total future minimum lease payments	$	**117**
Less imputed interest		(7)
Total	$	**110**
Operating cash flows from operating leases	$	151
Weighted-average remaining lease term (in months) - operating leases		21.0
Weighted-average discount rate - operating leases		7.8%

As of December 31, 2022, the carrying value of the right-of-use assets for the operating leases was $0.1 million, which is reflected in *Other non-current assets,* and the carrying value of the lease liabilities for operating leases was $0.1 million, of which approximately $0.06 million related to the current portion of the lease liabilities is recorded in *Accrued expenses and other current liabilities*, and $0.05 million related to the non-current portion of the lease liabilities is recorded in *Other long-term liabilities.*

Manufacturing and Other Commitments and Contingencies

The Company is subject to various royalties and manufacturing and development payments related to its product candidate, molgramostim. Under a manufacture and supply agreement with the active pharmaceutical ingredients ("API") manufacturer for molgramostim, Savara must make certain payments to the API manufacturer upon achievement of the milestones outlined in the table set forth below. Additionally, upon first receipt of marketing approval by Savara from a regulatory authority in a country for a product containing the API for therapeutic use in humans and ending the earlier of (i) ten (10) years thereafter or (ii) the date a biosimilar of such product is first sold in such country, Savara shall pay the API manufacturer a royalty equal to low-single digits of the net sales in that country.

The Company is also subject to certain contingent milestone payments, disclosed in the following table, payable to the manufacturer of the nebulizer used to administer molgramostim. The change in the amount of the milestone payments from December 31, 2021 to December 31, 2022 was related to foreign currency translation fluctuations. In addition to these milestones, the Company will owe a royalty of three-and one-half percent (3.5%) to the manufacturer of the nebulizer based on net sales.

Manufacturing, Development, and Other Contingent Milestone Payments (in thousands):

	December 31, 2022
Molgramostim manufacturer:	
Achievement of certain milestones related to validation of API and regulatory approval of molgramostim	$ 2,300
Molgramostim nebulizer manufacturer:	
Achievement of various development activities and regulatory approval of nebulizer utilized to administer molgramostim	536
Total manufacturing and other commitments	$ 2,836

The milestone commitments disclosed above reflect the activities that have (i) not been met or incurred; (ii) not been remunerated; and (iii) not accrued, as the activities are not deemed probable or reasonably estimable, as of December 31, 2022.

On December 10, 2020, the Company announced that the Phase 3 trial of vancomycin in people living with cystic fibrosis who have MRSA lung infection did not meet the primary endpoint. On January 7, 2021 the Company issued a termination notice to GlaxoSmithKline Trading Services Limited ("GSK"), which manufactures the drug product from bulk vancomycin powder. On January 26, 2021, the Company and GSK entered a change order for termination costs associated with the closeout and wind-down of vancomycin activities. During the year ended December 31, 2021, the Company paid approximately $0.8 million of research and development expense related to the termination of the manufacturing agreement.

Contract Research

On March 5, 2021, the Company entered into a Master Services Agreement ("MSA") with Parexel International (IRL) Limited ("Parexel") pursuant to which Parexel will provide contract research services related to clinical trials. Contemporaneously with entering the MSA, a work order was executed with Parexel, under which they will provide services related to the IMPALA-2 trial. Under that work order and subsequent change orders, the Company will pay Parexel service fees and pass-through expenses estimated to be approximately $33.6 million over the course of the IMPALA-2 clinical trial.

Risk Management

The Company maintains various forms of insurance that the Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

Employment Agreements

On December 8, 2020, the Company entered into an employment agreement with the CEO, as amended and restated on December 13, 2022, whereby the CEO is entitled to payments and benefits upon certain events. Upon (i) termination without cause, (ii) termination due to the CEO's death or disability, or (iii) the CEO's resignation for good reason, the CEO

is entitled to receive (i) a lump sum payment equal to 18 months of base salary, (ii) a lump sum payment equal to 100% of his target bonus, (iii) a pro-rated portion of the unpaid target bonus, (iv) reimbursement for continued coverage under medical benefit plans for 18 months or until covered under a separate plan from another employer, and (v) the immediate and full vesting of outstanding non-vested Company equity awards. Additionally, all of the CEO's outstanding stock options will be exercisable through the earlier of (x) the 18 month anniversary of the termination date or (y) the original expiration date.

Upon a termination other than for cause, death or disability or resignation for good reason within three months prior to or 12 months following a change in control, the CEO is entitled to receive (i) a lump sum payment of an amount equal to 24 months of base salary, plus 100% of the unpaid target bonus, plus a pro-rated portion of any unpaid bonus earned during the relevant performance period, (ii) reimbursement for continued coverage under medical benefit plans for 24 months or until covered under a separate plan from another employer, and (iii) the immediate and full vesting of outstanding non-vested Company equity awards. Additionally, all of the CEO's outstanding stock options will be exercisable through the earlier of (x) the 24-month anniversary of the termination date or (y) the original expiration date.

Each of the Company's Chief Financial Officer ("CFO") and Chief Medical Officer ("CMO") is entitled to payments and benefits if the CFO or CMO, respectively, is (i) terminated without cause, (ii) terminated due to the CFO or CMO's death or disability, or (iii) resigns for good reason, which includes (i) a lump sum payment equal to 12 months of base salary and a pro-rated portion of their unpaid bonus, (ii) reimbursement for continued coverage under medical benefit plans for 12 months or until covered under a separate plan from another employer, and (iii) accelerated vesting of outstanding non-vested Company equity awards equal to 12 months. Upon a termination other than for cause, death or disability or resignation for good reason within three months prior to or 12 months following a change in control, the CFO or CMO is entitled to receive (i) a lump sum payment of an amount equal to 18 months of base salary, plus 100% of their target bonus, plus a pro-rated portion of their unpaid target bonus, (ii) a lump sum payment equal to the amount required to continue coverage under medical benefit plans for 18 months, and (iii) the immediate and full vesting of outstanding non-vested options at the time of such termination.

11. Related Parties

As an investor with the right to designate a member of the Company's board of directors, Bain has significant influence over the Company and is thereby considered a related party.

Pursuant to the Public Offering on March 15, 2021 (as further discussed in *Note 9. Stockholders' Equity*), Bain acquired 19,517,241 shares of the Company's common stock and 17,175,172 2021 Pre-Funded Warrants.

12. Stock-Based Compensation

A. Equity Incentive Plans

2008 Stock Option Plan

The Company adopted the Savara Stock Option Plan (the "2008 Plan"), pursuant to which the Company had reserved shares for issuance to employees, directors, and consultants. The 2008 Plan includes (i) the option grant program providing for both incentive and non-qualified stock options, as defined by the Internal Revenue Code, and (ii) the stock issuance program providing for the issuance of awards that are valued based upon common stock, including restricted stock, dividend equivalents, stock appreciation rights, phantom stock, and performance units. The 2008 Plan also allows eligible persons to purchase shares of common stock at an amount determined by the plan administrator. Upon a participant's termination, the Company retains the right to repurchase non-vested shares issued in conjunction with the stock issuance program at the fair market value per share as of the date of termination.

The Company had previously issued incentive and non-qualified options and restricted stock to employees and non-employees under the 2008 Plan. The terms of the stock options, including the exercise price per share and vesting provisions, were determined by the board of directors. Stock options were granted at exercise prices not less than the estimated fair market value of the Company's common stock at the date of grant based upon objective and subjective factors including: third-party valuations, preferred stock transactions with third parties, current operating and financial performance, management estimates and future expectations.

The Company no longer issues stock-based awards under the 2008 Plan.

2015 Omnibus Incentive Option Plan

The Company operates the 2015 Omnibus Incentive Plan (the "2015 Plan"), as amended and restated with approval by our stockholders in June 2018 and amended with approval by our stockholders in May 2020 and June 2022. The 2015 Plan provides for the grant of incentive and non-statutory stock options, as well as share appreciation rights, restricted shares, restricted stock units, performance units, shares and other stock-based awards. Share-based awards are subject to terms and conditions established by our board of directors or the compensation committee of our board of directors. As of December 31, 2022, the number of shares of our common stock available for grant under the 2015 Plan was 1,891,422 shares.

Shares of common stock that are subject to awards granted under the 2015 Plan shall be counted against the shares available for issuance under this plan as one share for each share subject to a stock option or stock appreciation right and as 1.34 shares for each share subject to an award other than a stock option or a stock appreciation right such as a restricted stock unit ("RSU"). If any shares of common stock subject to an award granted under any of our stockholder-approved, equity-based incentive plans are forfeited, or an award expires or is settled for cash pursuant to the terms of an award, the shares subject to the award may be used again for awards under the 2015 Plan to the extent of the forfeiture, expiration or cash settlement. The shares of common stock will be added back as one share for every share of common stock if the shares were subject to a stock option or stock appreciation right, and as 1.34 shares for every share of common stock if the shares were subject to an award other than a stock option or stock appreciation right.

Under the 2015 Plan, the purchase price of shares of common stock covered by a stock option cannot be less than 100% of the fair market value of the common stock on the date the stock option is granted. Fair market value of the common stock is generally equal to the closing price for the common stock on the principal securities exchange on which the common stock is traded on the date the stock option is granted (or if there was no closing price on that date, on the last preceding date on which a closing price was reported).

Under the 2008 and 2015 Plan, stock option grants typically vest quarterly over four years and expire ten years from the grant date and restricted stock unit grants typically vest quarterly over four years or cliff vest after two years.

Inducement Plan

The Company has granted equity awards under inducement grants filed in accordance with Nasdaq Listing Rule 5635(c)(4) exclusively to the Company's CMO as an inducement for the CMO to enter into employment with the Company.

2021 Inducement Equity Incentive Plan

The Company adopted the 2021 Inducement Equity Incentive Plan (the "Inducement Plan") with approval by the Company's board of directors in May 2021. The Inducement Plan provides for the grant of non-statutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units or performance shares. Each award under the Inducement Plan is intended to qualify as an employment inducement grant in accordance with Nasdaq Listing Rule 5635(c)(4). As of December 31, 2022, the number of shares of common stock available for grant under the 2021 Plan was 1,197,500 shares.

Under the Inducement Plan, stock option grants typically vest quarterly over four years and expire ten years from the grant date and restricted stock unit grants typically cliff vest after two years.

B. Stock Options and Restricted Stock Units

The Company values stock options using the Black-Scholes-Merton option pricing model, which requires the input of subjective assumptions, including the risk-free interest rate, expected life, expected stock price volatility, and dividend yield. The risk-free interest rate assumption is based upon observed interest rates for constant maturity U.S. Treasury securities consistent with the expected term of the Company's employee stock options. The expected life represents the period of time the stock options are expected to be outstanding and is based on the simplified method. The Company uses the simplified method due to the lack of sufficient historical exercise data to provide a reasonable basis upon which to otherwise estimate the expected life of the stock options. Expected volatility is based on historical volatilities for publicly traded stock of comparable companies over the estimated expected life of the stock options. The Company assumes no dividend yield because dividends are not expected to be paid in the future, consistent with the Company's history of not paying dividends. The valuation of stock options is also impacted by the valuation of common stock.

Restricted stock units are valued at the closing market price of the Company's common stock on the date of grant.

C. Fair Value Assumptions for 2015 Plan

The following table summarizes the assumptions used for estimating the fair value of stock options granted to employees for the years ended December 31, 2022 and 2021:

	2022	2021
Risk-free interest rate	2.11% - 3.94%	0.77% - 1.27%
Expected term (years)	6.06	6.06 - 6.07
Expected volatility	88.5% - 97.44%	79.7% - 91.2%
Dividend yield	0%	0%

D. Stock-Based Award Activity

The following tables provide a summary for stock option and RSU activity for the year ended December 31, 2022:

Stock Options:

	Shares Underlying Option Awards	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life	Aggregate Intrinsic Value (in 000's)
Outstanding at December 31, 2021	6,218,841	$ 2.25	8.59	$ 354
Granted	2,812,000	1.48	6.06	
Exercised	(2,344)	0.65		2
Expired/cancelled/forfeited	(1,095,313)	1.51		
Outstanding at December 31, 2022	7,933,184	$ 2.08	8.40	$ 1,440
Options exercisable at December 31, 2022	3,330,099	$ 3.01	7.16	$ 676
Vested and expected to vest at December 31, 2022	7,933,184	$ 2.08	8.40	$ 1,440

RSUs:

	Shares Underlying Option Awards	Weighted-Average Grant Date Fair Value
Outstanding at December 31, 2021	1,272,375	$ 1.20
Granted	949,000	1.49
Vested	(8,672)	3.35
Expired/cancelled/forfeited	(270,453)	1.30
Outstanding at December 31, 2022	1,942,250	$ 1.32

The weighted-average grant date fair values for the Company's stock options granted during the years ended December 31, 2022 and 2021 were $1.13 per share and $0.88 per share, respectively. The total compensation cost related to non-vested stock options not yet recognized as of December 31, 2022 was $4.7 million, which will be recognized over a weighted-average period of approximately 3.2 years.

The total compensation cost related to unvested RSUs not yet recognized as of December 31, 2022 was $1.9 million, which will be recognized over a weighted-average period of 1.7 years.

During the years ended December 31, 2022 and 2021, the Company did not grant any options to purchase shares of common stock to non-employees. The Company recorded a minimal amount of stock-based compensation expense for options issued to non-employees for the years ended December 31, 2022 and 2021, respectively.

E. Stock-Based Compensation

Stock-based compensation expense is included in the following line items in the accompanying statements of operations and comprehensive loss for the years ended December 31, 2022 and 2021 (in thousands):

| | Year ended December 31, | |
	2022	2021
Research and development	$ 448	$ 1,286
General and administrative	1,593	1,974
Total stock-based compensation	$ 2,041	$ 3,260

13. Income Taxes

The components of loss before income taxes for the years ended December 31, 2022 and 2021 are as follows (in thousands):

| | December 31, | |
	2022	2021
Domestic	$ (29,326)	$ (28,705)
Foreign	(8,824)	(14,309)
Total	$ (38,150)	$ (43,014)

The Company did not record a federal tax benefit or expense for the year ended December 31, 2022. The Company recorded no state provision for income taxes for the years ended December 31, 2022 and 2021 due to revenues below the minimum tax threshold. The components of the benefit for income taxes are as follows for the years ended December 31, 2022 and 2021 (in thousands):

| | December 31, | |
	2022	2021
Current:		
Federal	$ —	$ —
State	—	—
Foreign	—	—
Total Current	—	—
Deferred:		
Federal	—	—
State	—	—
Foreign	—	—
Total Deferred	—	—
Total income tax expense (benefit)	$ —	$ —

A reconciliation of the expected income tax results computed using the federal statutory income tax rate to the Company's effective income tax rate is as follows for the years ended December 31, 2022 and 2021 (in thousands):

| | December 31, | |
	2022	2021
Income tax benefit computed at federal statutory tax rate	$ (8,011)	$ (9,033)
Change in valuation allowance	4,286	(12,253)
Orphan drug & research credits generated	(1,677)	(1,966)
Orphan drug & research credit expense disallowance	—	—
Impact of foreign operations	(16)	(177)
Sec. 382 Limitation	—	25,249
Foreign deferred tax asset - true up	2,021	(3,833)
Imputed interest	1,006	1,253
Permanent differences	2,213	738
Other	178	22
Total	$ —	$ —

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has established a valuation allowance due to uncertainties regarding the realization of deferred tax assets based upon the Company's lack of earnings history. During the years ended December 31, 2022 and 2021, the valuation allowance increased by $3.1 million and decreased by $10.9 million, respectively. During 2021, the valuation allowance decreased by $25.2 million due to Internal Revenue Code of 1986 Section 382 ("Section 382") limited net operating loss ("NOL") and credits being removed from financial statements; this decrease was offset by increases of approximately $13.2 million due to continuing operations and $1.1 million due to foreign translation adjustments, which are recorded in OCI.

Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

| | December 31, | |
	2022	2021
Deferred tax liabilities:		
Prepaid assets	$ —	$ —
Other	329	574
Total deferred tax liabilities	329	574
Deferred tax assets:		
Net operating loss carryforwards	38,969	36,298
Intangible assets	267	5,380
Amortization	1,165	1,212
Credit carryforwards	5,966	4,351
Section 174 research and development expenses	3,663	—
Accrued liabilities & other	1,203	1,107
Total deferred tax assets	51,233	48,348
Subtotal	50,904	47,774
Valuation allowance	(50,904)	(47,774)
Net deferred taxes	$ —	$ —

During 2021, the Company completed a Section 382 analysis to determine the amount of losses that are currently available for potential offset against future taxable income. Based on the analysis, it was determined that the utilization of the Company's NOLs and tax credit carryforwards generated in tax periods up to and including December 2019 are substantially limited and may result in the expiration of such carryforwards prior to utilization. In general, an ownership change, as defined by Section 382, results from transactions that increase the ownership of 5% shareholders in the stock of a corporation by more than 50 percentage points in the aggregate over a three-year period. Since the Company's formation, it has raised capital through public or private issuance of common stock on several occasions which have ultimately resulted in multiple changes in ownership, as defined by Section 382. As a result of these ownership changes, $47.4 million of NOLs and $15.3 million of research and orphan drug credits have been fully restricted from use and were removed from the ending deferred tax assets and 2021 carryforwards mentioned above. As of December 31, 2022 and 2021, the Company still has $52.4 million and $50.6 million of federal Section 382 NOLs, respectively, which are included in the federal NOL carryforwards below, that are severely limited in future years.

As of December 31, 2022 and 2021, the Company had foreign NOL carryforwards of approximately $81.8 million and $71.8 million, respectively, which have an indefinite carryforward period. After taking the Section 382 limitations discussed into account, as of December 31, 2022 and 2021, the Company had NOLs for federal income tax purposes of approximately $98.6 million and $96.0 million, respectively. Federal NOL carryforwards of $5.2 million begin to expire in 2037, with $93.4 million not having an expiration date. As of December 31, 2022 and 2021, the Company had state NOL carryforwards of approximately $3.5 million, respectively. The state NOL carryforwards begin to expire in 2038.

As of December 31, 2022 and 2021, the Company also had available research and orphan drug tax credit carryforwards for federal income tax purposes of approximately $5.2 million and $3.6 million, respectively. If not utilized, these carryforwards expire at various dates beginning in 2039. As of December 31, 2022 and 2021, the Company had state research and development tax credit carryforwards of approximately $0.5 million and $0.6 million, respectively, which will begin to expire in 2034 if not utilized.

The Company applies the accounting guidance in ASC 740 *Income Taxes* related to accounting for uncertainty in income taxes. The Company's reserves related to taxes are based on a determination of whether, and how much of, a tax benefit taken by the Company in its tax filings or positions is more likely than not to be realized following resolution of any potential contingencies present related to the tax benefit. As of December 31, 2022 and 2021, the Company had no unrecognized tax benefits. During the years ended December 31, 2022 and 2021, the Company had no interest and penalties related to income taxes.

The Company files income tax returns in the U.S. federal, state, and foreign jurisdictions. As of December 31, 2022, the statute of limitations for assessment by the Internal Revenue Service ("IRS") is open for the 2018 and subsequent tax years, although carryforward attributes that were generated for tax years prior to then may still be adjusted upon examination by the IRS if they either have been, or will be, used in a future period. The 2017 and subsequent tax years remain open and subject to examination by the state taxing authorities. The 2018 and subsequent tax years remain open and subject to examination by the foreign taxing authorities. There are currently no federal, state, or foreign income tax audits in progress.

14. Net Loss per Share

Basic net loss per share is computed by dividing the net loss by the weighted-average number of common shares outstanding. Diluted net loss per share is computed similarly to basic net loss per share except the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Diluted net loss per share is the same as basic net loss per common share since the effects of potentially dilutive securities are antidilutive.

As of December 31, 2022 and 2021, potentially dilutive securities include:

| | Year ended December 31, | |
	2022	2021
Awards under equity incentive plan	7,933,184	6,218,841
Non-vested restricted shares and restricted stock units	1,942,250	1,272,375
Warrants to purchase common stock	77,793	77,793
Total	9,953,227	7,569,009

The following table calculates basic earnings per share of common stock and diluted earnings per share of common stock for the years ended December 31, 2022 and 2021 (in thousands, except share and per share amounts):

| | Year ended December 31, | | | |
	2022		2021	
Net loss	$	(38,150)	$	(43,014)
Net loss attributable to common stockholders	$	(38,150)	$	(43,014)
Undistributed earnings and net loss attributable to common stockholders, basic and diluted	$	(38,150)	$	(43,014)
Weighted-average common shares outstanding, basic and diluted		152,771,817		133,919,145
Basic and diluted EPS	$	(0.25)	$	(0.32)

15. Subsequent Events

Langhorne, PA Lease Amendment

On February 28, 2023, the Company entered into its first amendment to the PA Lease ("Amended PA Lease") for an expansion of approximately 3,970 additional square feet for a total of approximately 6,435 square feet of office space in Langhorne, Pennsylvania. The Amended PA Lease commencement date is July 1, 2023 and extends the lease period through June 30, 2026. On the Amended PA Lease commencement date, the Company will reevaluate and record an adjusted operating lease liability and corresponding right-of-use asset.

Silicon Valley Bank Receivership

On March 10, 2023, the FDIC took control of Silicon Valley Bank and created the National Bank of Santa Clara to hold the deposits of Silicon Valley Bank after Silicon Valley Bank was unable to continue their operations. Silicon Valley Bank's deposits are insured by the FDIC Limit, in amount up to $250 thousand for any depositor and any deposit in excess of this insured amount could be lost. The U.S. Department of the Treasury, Federal Reserve Board, and FDIC stated that all depositors of Silicon Valley Bank would have access to all of their money after one business day following the date of closure; we and other depositors with Silicon Valley Bank received such access on March 13, 2023. In order to mitigate risks associated with our banking deposits, the Company maintains a significant portion of its liquidity in U.S. Treasury money market funds and other short-term investments with custodial services provided by U.S. Bank, N.A., refer to *Note 5. Short-term Investments* and *Note 8. Fair Value Measurements*. The Company is also monitoring the impact to its Amended Loan Agreement and continues to monitor the circumstances surrounding Silicon Valley Bank. The Company does not anticipate a material impact on its financial condition or operations based upon the FDIC's management of Silicon Valley Bank's assets and operations; however, it continues to monitor the situation.

The Company has evaluated subsequent events through the date these financial statements were issued. The Company determined there were no further events that required disclosure or recognition in these financial statements.